AN ADVANCED WEAPON AND SPACE SYSTEMS COMPANY

ATK ANNUAL REPORT 2005

# ATK PERFORMANCE NOT PROMISE



# Safe...Simple...Soon

ATK is at the forefront of future space exploration with crew and cargo launch vehicle options that maximize existing Space Shuttle propulsion system capabilities.



Launch vehicles derived from NASA's Space Shuttle propulsion system offer a safe, simple, and timely solution to meeting America's future space exploration missions, whether the destination is low-earth orbit or the moon and beyond.

**Safe.** The solid rocket booster (SRB) for the Space Shuttle is a flight-proven, human-rated system designed for maximum crew safety that has flown successfully 178 times. An independent reliability study has shown that a Shuttle booster-derived launch vehicle would offer an order of magnitude improvement in crew survivability unmatched by alternate designs.

**Simple.** Both the single SRB human-rated launch vehicle shown on the cover, as well as the heavy-lift configuration, stand out for their simplicity. That means reliability and affordability whether the mission calls for crew transport or placing large payloads – up to 250,000 pounds – into low-earth orbit.

**Soon.** Employing the Space Shuttle workforce, infrastructure, and existing inventory will enable early demonstration flights, helping to ensure that a new launch vehicle can be ready to replace the Space Shuttle when it makes its last voyage in 2010. This will reduce the risk of a flight gap – a critical factor when America's preeminence in space and national security are at stake.

Working with industry and offering unique and affordable procurement options, ATK stands ready to provide NASA with a reliable, safe, and cost-efficient way to continue to reach new frontiers in space.

Cover illustration by Mark Wald, an award-winning aerospace artist and ATK employee with 23 years of service.





**Ramping up small-caliber production.** Production of small-caliber ammunition at the Lake City Army Ammunition Plant in Independence, Missouri, reached 1.2 billion rounds – up from 300 million rounds in 2000, when ATK began operating the plant. Expansion and modernization initiatives will increase capacity to 1.5 billion rounds next year.



**Expanding satellite capabilities.** The capabilities gained through the acquisition of the PSI Group *combined with our existing space* systems businesses expanded our portfolio of satellite products for both military and commercial applications. We are well positioned to capture new business as a systems-level supplier.



**Delivering precision for ground warfare.** We won an $80 million contract to design, develop, and begin initial production of the U.S. Army's XM395 Precision Guided Mortar Munition (PGMM) – *one of several ATK advanced weapon systems that* will help U.S. forces achieve ground-war dominance through precision-fire capabilities.


NASA

**Setting the world speed record.** A NASA/ATK team set the world speed record – approximately 7,000 miles per hour – for air-breathing powered flight with the X-43A Supersonic Combustion Ramjet (Scramjet) aircraft. Future applications for hypersonic flight include precision time-critical strike weapons with prompt global reach and low-cost access to space.



**Supporting Shuttle return to flight.** Activities in support of Space Shuttle return *to flight included the development of* advanced materials to be used for on-orbit repairs to the wings of the orbiter vehicle, and delivery and certification of flight readiness for the solid rocket motors that will launch the Shuttle Discovery from Kennedy Space Center.

## Our financial goal: to create value for our shareholders through profitable growth and the effective use of cash and other resources. Our FY05 scorecard:

- Earnings per share, sales, and free cash flow exceeded guidance.
- Sales rose 18%, with organic sales accounting for 9% of the growth.
- Orders reached a record $2.9 billion on strong bookings across all business groups.
- Free cash flow increased to $133 million from $122 million a year ago. (See reconciliation table below.)
- We repurchased just over one million shares of our stock for $75 million.
- We prepaid approximately $130 million of our debt.
- Our stock price increased 31%.

| | Years Ended | |
|---|---|---|
| **FINANCIAL HIGHLIGHTS** (Amounts in thousands except share, per share, and employee data) | March 31, 2005 | March 31, 2004 |
| Sales | $ 2,801,129 | $ 2,366,193 |
| Income before income taxes and minority interest | 220,540 | 217,796 |
| Income tax provision | 66,549 | 55,041 |
| Income before minority interest | 153,991 | 162,755 |
| Minority interest, net of income taxes | 451 | 450 |
| Net income | 153,540 | 162,305 |
| Basic earnings per common share | 4.09 | 4.22 |
| Diluted earnings per common share | 4.03 | 4.14 |
| Depreciation and amortization | 84,325 | 69,918 |
| Cash provided by operations | 196,055 | 180,885 |
| Capital expenditures | 62,600 | 58,754 |
| Total assets | $ 3,015,810 | $ 2,800,744 |
| Total debt to total capitalization | 62% | 66% |
| Common shares outstanding | 37,248,241 | 37,439,972 |
| Number of employees | 14,000 | 13,100 |

| | Years Ended | |
|---|---|---|
| **RECONCILIATION OF NON-GAAP FINANCIAL MEASURE – FREE CASH FLOW** (Amounts in thousands) | March 31, 2005 | March 31, 2004 |
| Cash provided by operating activities | $196,055 | $180,885 |
| Capital expenditures | (62,600) | (58,754) |
| Free cash flow | $133,455 | $122,131 |

*Free cash flow is defined as cash provided by operating activities less capital expenditures. ATK management believes free cash flow provides investors with an important perspective on the cash available for debt repayment, share repurchase, and acquisitions after making the capital investments required to support ongoing business operations. ATK management uses free cash flow internally to assess both business performance and overall liquidity.*

# BUILDING FOR THE FUTURE

Chairman and CEO Dan Murphy reviews ATK's FY05 performance and strategy to grow as a leading provider of advanced weapon and space systems.



*Left to right:* Dan Murphy, Chairman and Chief Executive Officer. Eric Rangen, Executive Vice President and Chief Financial Officer. Nick Vlahakis, Executive Vice President and Chief Operating Officer.

We are pleased to report that all key financial metrics exceeded guidance in FY05, providing evidence that our strategy to grow as an advanced weapon and space systems company is on track.

Earnings per share for the year were $4.03. Sales rose 18% to $2.8 billion, with organic sales accounting for 9% of the growth – nearly double the rate just two years ago. Orders reached a record $2.9 billion on strong bookings across all business groups. The total includes nearly $280 million of international business, up 35% over last year.

Free cash flow (cash from operating activities less capital expenditures) rose to $133 million from $122 million last year, enabling us to continue to execute our long-term capital deployment plan. (See free cash flow reconciliation table on page 03.) During FY05, we repurchased just over one million shares of stock for $75 million and made debt prepayments of approximately $130 million – actions that will generate long-term value for our shareholders and increase ATK's strategic flexibility.

## Building and shaping

We are continuing to build and shape ATK for the future, leveraging the strengths of our core rocket motor and ammunition businesses to grow in advanced weapon and space systems.

Building on our capabilities in the design and production of rocket motors like the Reusable Solid Rocket Motor (RSRM) for the Space Shuttle, we are developing next-generation propulsion systems to support NASA's future space exploration needs.

Whether the destination is low-earth orbit or the moon and beyond, systems derived from the Space Shuttle RSRM offer a proven, human-rated, and affordable propulsion solution for both crew and cargo launch missions – a solution that is safe, simple, and soon.

We are leveraging our space launch capabilities to respond to a Department of Defense initiative labeled "responsive space" aimed at lowering costs and increasing flexibility in the way the military uses space for both satellites and launch vehicles. Other space systems opportunities include expanded satellite design and subsystem integration work, and hypersonic flight, for which we share with NASA the world speed record at Mach 10 – approximately 7,000 miles per hour.

Combining core ammunition capabilities like energetic materials and gun-hardened electronics with advanced seeker and guidance technologies has given us a solid foothold in precision weapon systems.

We are successfully executing on four key precision weapon development programs that will provide expanded capabilities to America's fighting forces on land, at sea, and in the air: the U.S. Army's Precision Guided Mortar Munition and Mid-Range Munition, and the U.S. Navy's Advanced Anti-Radiation Guided Missile and Extended Range Munition.

The Precision Guided Mortar Munition, along with other systems like air-bursting munitions and anti-mortar munitions, will help U.S. forces achieve ground-war dominance – just as precision capabilities have enabled dominance in air warfare.

We are meeting key milestones, delivering on schedule and budget, and achieving successful test results on these programs, which will comprise a solid advanced weapon production base in the future.

Our success reflects the focus of our advanced weapon systems strategy: affordable modernization of key platforms through upgraded munitions. It is a strategy that is in line with defense spending priorities.

## Delivering performance, not promise

Our successes during the past year have given us strong momentum going into FY06. Funding for ATK programs within the recently approved Department of Defense supplemental budget provides a jump-start on the following year as well.

Looking to the longer term, we remain confident that we will continue to create value for our shareholders. The key elements of our strategy – exposure to multiple platforms, consumable core products, and a portfolio of advanced weapons and space systems programs – are clearly aligned with the strategic focus of our customers. Among those customers, we are increasingly known as a company that delivers performance, not promise – a key strategic advantage in today's competitive marketplace.

We have another important strategic edge – one that gives us great confidence in the future: a dedicated and skilled workforce of 14,000 employees who represent the best talent in our industry.

Together, we are building ATK for the future ... for the nation and our shareholders.

**Dan Murphy**
Chairman and Chief Executive Officer
June 22, 2005


BUILDING FOR THE FUTURE
SALES (IN BILLIONS)
ORGANIC SALES GROWTH
ORDERS (IN BILLIONS)
$2.2
$2.4
$2.8
5%
6%
9%
$1.9
$2.7
$2.9
FY03
FY04
FY05
FY03
FY04
FY05
FY03
FY04
FY05

Sales increased 18% in FY05, reflecting growth in all business segments.

Organic sales continue to rise, accounting for half of revenue growth in FY05.

Orders rose to a record level for the third year in a row in FY05.



## > ON PDM'S WATCH

*On March 31, 2005, former Chief Executive Officer Paul David Miller (PDM) handed over his responsibilities as Chairman to CEO Dan Murphy, completing a leadership succession plan.*

PDM joined ATK as Chairman and CEO in January 1999, after having served with Litton Industries, Inc., where he headed Litton Marine Systems. He retired from the U.S. Navy as an Admiral in 1994, following a distinguished 30-year career.

On PDM's watch, ATK's annual revenues rose from $1.1 billion to $2.8 billion, employees more than doubled from 6,000 to 14,000, and operating margins increased from 9.5% to 10.2%. Reflecting ATK's strong financial performance, market capitalization quadrupled since 1999, rising from $640 million to $2.7 billion in March 2005.

Other accomplishments include the successful integration of five acquisitions. The two largest – Thiokol Propulsion and the commercial ammunition businesses of Blount International, Inc. – established ATK as the world's leading supplier of solid propulsion systems and the nation's largest manufacturer of ammunition. A third acquisition, Science and Applied Technologies, Inc., positioned ATK to be a key player in precision weapons.

Our thanks to PDM for his many contributions to ATK. We wish him well in his future endeavors.



# BUILDING AN ADVANCED WEAPON AND SPACE SYSTEMS COMPANY

The hallmark of ATK's success in developing advanced weapon and space systems is our ability to deliver value by designing reliable, simple, yet highly effective systems. From next-generation precision projectiles to advanced satellite systems, our commitment to meeting customer needs with innovative approaches and cost-effective solutions is unwavering.

We continually assess our core capabilities and aggressively work to enhance our competitive edge through strategic acquisitions of advanced technologies. These serve as a springboard to generation-after-next opportunities in defense, space exploration, and more.

While always looking to the future, it is vital for us to efficiently manage our rocket motor and conventional ammunition businesses. These core capabilities serve as an engine for growth in new areas and we are mindful of their important role in our success.

**"Battlefield success depends on high-performance weaponry."**

## Core businesses: a solid foundation

ATK has a long and proud history of supplying the U.S. and its allies with military ammunition, including medium-caliber and tank ammunition.

In 2000, we won a ten-year contract to supply almost all of small-caliber ammunition to the U.S military. Through a disciplined business model and the application of Six Sigma Lean Manufacturing, we significantly reduced costs and increased production volume. Initially, we produced approximately 350 million rounds of military small-caliber ammunition.

The nation has since called upon ATK to dramatically ramp-up its ammunition production. Efficiency gains enabled us to deliver 1.2 billion rounds to the U.S. armed forces in FY05. We are working closely with the Army to increase capacity even more – to 1.5 billion rounds.

Our commitment to delivering quality ammunition to the soldier extends to our law enforcement, homeland security, and recreational customers. ATK's Federal® and Speer® brands are clear market leaders in law enforcement and are used and trusted by some of the largest law enforcement agencies in the country. Our Federal Premium® hunting ammunition is widely recognized by serious outdoor enthusiasts for its superior performance and value.

One stable, core business is the goal of any company, but two franchise businesses is a model for long-term success. ATK's second core business is our world-renowned leadership in rocket motor technology. We manufacture the only human-rated solid rocket motors for the Space Shuttle fleet, and we build the entire propulsion stack for the country's primary strategic deterrence missiles, the Trident II D-5 Fleet Ballistic Missile and the Minuteman III Intercontinental Ballistic Missile.

ATK provides rocket motors for ground and sea-based missile defense, satellite insertion, and space exploration. We are building on this heritage to gain positions on next-generation missiles such as the Kinetic Energy Interceptor, and our proven Space Shuttle motors form the heart of launch capabilities for the follow-on to the Space Shuttle, the Exploration Transportation System. ATK is the unchallenged leader in solid rocket motor technology today and we are positioned for continued growth in the years to come.

## Building from the core: advanced weapons

Battlefield success depends on high-performance weaponry that increases the lethality of existing platforms and the stand-off range from which the warfighter engages the enemy. We believe that simple design solutions to complex requirements lead to far more reliable, cost-effective, and producible weapon systems. It is through this unrelenting design approach that ATK is positioned for growth in advanced weapon systems.

In FY05, we won a contract to develop the Precision Guided Mortar Munition (PGMM), which will usher in a new era of precision guidance for ground troops who have previously relied on costly precision air strikes or artillery barrages. PGMM will fly to its target with no moving parts – significantly enhancing its reliability and maintainability. ATK is the world's leading authority on "gun-hardened" electronics designed to survive the shock of exiting a barrel at velocities often in excess of 7,000 G-forces. PGMM will benefit from this expertise.

We are applying similar technical approaches to other gun-launched projectiles such as the Ballistic Trajectory Extended Range Munition (BTERM) now under development for the U.S. Navy. BTERM will deliver precision fire at ranges in excess of 60 miles.

Both BTERM and PGMM will give U.S. forces increased stand-off range and speed the time to target by flying a ballistic flight path while maneuvering in flight.

ATK's heritage of low-cost, simple design approaches is readily apparent in other advanced weapon systems such as the Advanced Anti-Radiation Guided Missile (AARGM). Using the proven flight motor



### > ACHIEVING GROUND-WAR DOMINANCE

Coalition forces in Iraq and Afghanistan have demonstrated the criticality of achieving and maintaining ground dominance in any combat environment – and ATK is proud of our role in support of our troops.

ATK's small-caliber and medium-caliber ammunition, tactical and training tank ammunition, tactical missile propulsion, unique Chain Gun® technologies for armored vehicles and aircraft, and advanced area-denial systems such as Matrix are all helping today's warfighters defeat the ground threats they encounter.

In the near future, our advanced weapon systems will give ground forces even more lethality and precision firepower. Our XM25 air-bursting weapon system has enjoyed a series of successful field tests and the Precision Guided Mortar Munition is on a developmental fast track. ATK's Mid-Range Munition offers beyond line-of-sight, shoot-to-kill performance for the nation's main battle tanks, while even more sophisticated area denial systems such as our Intelligent Munitions System are under development.

of the High-Speed Anti-Radiation Missile (HARM), we are developing a new front-end seeker that dramatically enhances the missile's performance at a fraction of the cost of an entirely new system. International customers will also benefit through an AARGM derivative program that will significantly enhance the capabilities of their inventory.

ATK is developing a high-power microwave system capable of neutralizing improvised explosive devices used against our troops in Iraq. Other lethal and non-lethal directed energy systems are also under development. We are responding with unique low-cost solutions to emerging Pentagon requirements for hypersonic, global strike capability, and through ATK Mission Research, we are developing advanced capabilities for generation-after-next weapon systems.

## Building from the core: space systems

Not only is ATK developing next-generation weapon systems, we provide advanced space systems and subsystems to NASA, the U.S. military, and international customers.

Our industry leadership in composite materials forms a critical mass of capabilities designed to deliver entire bus structures, propellant tanks, radomes, antennas and solar arrays for satellites, spacecraft and robotic explorers destined for the moon, planets, and points beyond. Our understanding of thermal dynamics, ceramics, and other heat-resistant materials is essential to robust capabilities in hypersonic flight and research.

Our propellant tanks provide power to the spacecraft of today and we continually look to the technologies of tomorrow for more





## > ENERGETICS: A TARGET OF OPPORTUNITY

The battlefield of the future will require smaller yet highly effective weapons for platforms like Unmanned Aerial Vehicles (UAV). ATK is responding to this urgent need with a unified approach to miniaturize warheads while making them highly lethal. The ATK Warhead Center of Excellence comprises a talented group of engineers who are developing reactive materials that have the equivalent firepower of much larger weapons but are packaged in warheads ranging in size from 10-200 pounds.

Small, highly lethal warheads give UAV's more time over target, are more easily transportable, and offer tremendous promise in countering some of the most dangerous threats on the battlefield such as mortars and rocket-propelled grenades.

The ATK Warhead Center of Excellence works closely with many of ATK's businesses to meet customer needs for all types of weaponry. Our goal is to bring technically advanced solutions to real-world problems encountered by the Army, Marines, Air Force, and Navy.

## > EXPANDING OUR SATELLITE CAPABILITIES

In FY05, ATK made significant strides toward becoming a systems and subsystems-level provider to satellite prime contractors. The strategic acquisition of the PSI Group expanded our portfolio of satellite capabilities for both military and commercial purposes. In conjunction with ATK Mission Research, ATK Space Systems is one of the nation's most capable satellite systems providers.

The combined capability of ATK allows us to design, bundle, and integrate satellite components such as deployable booms, antennas, reflectors, solar array panels, optical benches, and propulsion systems. From responsive space initiatives that put small, low-cost satellites into orbit at a moment's notice to large military and commercial satellite applications, ATK's content continues to grow as does our legacy of performance.

efficient and cost-effective solutions to space exploration. We are pioneering the development of a solar sail, a revolutionary interplanetary propulsion system that will harness the electromagnetic energy of photons heated by the sun to power spacecraft on journeys of interplanetary discovery. Future solar sail projects may involve putting sentinels on-station in outer space to provide early warning of powerful solar flares that can disrupt communications on earth or potentially cause catastrophic damage to our web of military satellites.

Our composite bus structures and optical benches form the nucleus from which the most advanced satellites are built. Coveted for their strength and ability to withstand the harsh temperature swings of space, ATK's unique composite capabilities are only a start to our space-based opportunities.

**"ATK's advanced space systems business moves from launch to landing and beyond."**

Our expanded space systems operations allow us the opportunity to provide invaluable support beyond the launch and flight time of a mission. ATK's ceramic materials insulate spacecraft and platforms upon their re-entry into the atmosphere – be it earth or a distant planet. As evidenced by the continuing success of NASA's Mars Rovers, which use ATK-built composite masts to house the cameras, our future in robotic space exploration also holds tremendous promise. Combined, ATK's advanced space systems business moves from launch to landing and beyond.

Measuring 1/30 the width of a human hair, ATK's solar sail will harness the electromagnetic energy of photons heated by the sun to power spacecraft on journeys of interplanetary discovery. Successful ground tests were conducted in 2005 with the goal of deploying a solar sail within five years.



# ADVANCED TECHNOLOGIES: THE PROMISE OF TOMORROW

Shaping the horizon of defense and space technologies is the goal of ATK's research and development programs. By investing in scientific research, we are developing promising new capabilities that will become the weapon systems and space systems of the future. With hundreds of PhDs employed throughout the country, ATK is revolutionizing scientific discovery. Many of the technical achievements are incubated at ATK laboratories and subsequently turned over to other facilities as they mature into fully-funded development programs. It is through this commitment to next-generation science that ATK assures a pipeline of future business.

While a significant proportion of our advanced technology development takes place within ATK Mission Research, numerous other ATK business operations, including ATK Thiokol Science and Engineering, also contribute to our growing research and development capabilities.

ATK conducts its operations through four business groups: ATK Precision Systems, ATK Advanced Propulsion and Space Systems, ATK Ammunition, and ATK Thiokol. They are supported by ATK Mission Research, which provides advanced technology research and development across the company.



**ATK Precision Systems Group**

**Thomas R. Wilson**
*President*

**Headquarters:** Edina, Minnesota

**Employees:** 2,000

- Leader in precision weapon systems development
- Advanced Anti-Radiation Guided Missile
- Precision Guided Mortar Munition
- Extended Range Munition
- Mid-Range Munition
- Pursuing new precision weapons opportunities
- Hallmark of simple, reliable, and cost-effective solutions
- Unmatched gun-hardened electronics and projectile design
- Competitive edge from superior guidance, navigation, and control technology and expertise
- Focused on execution excellence for development programs and low-cost manufacturing
- Operator of ATK manufacturing center of excellence



**ATK Advanced Propulsion and Space Systems Group**

**Blake E. Larson**
*President*

**Headquarters:** Edina, Minnesota

**Employees:** 2,400

- Air-breathing hypersonic flight
- Scramjet technology
- World speed record for powered flight
- Leader in high-temperature ceramics and composite structures
- Space structures design and manufacturing
- Advanced composite structures for aircraft and launch vehicles
- Dual-pulse rocket motors and hypersonic control systems
- Systems-level integrator capability for space launch, satellite structures, planetary landing systems, and advanced weaponry
- Rocket motors for missile defense
- Solid Divert and Attitude Control Systems for interceptor missiles
- Post-boost attitude control systems



**ATK Ammunition Group**

**Mark W. DeYoung**
*President*

**Headquarters:** Anoka, Minnesota

**Employees:** 5,100

- Leading ammunition manufacturer
- Small-caliber ammunition, links, primers
- Medium-caliber ammunition and gun systems
- Developer and supplier of rocket propellants, gun propellants, energetics
- Strengths in engineering, manufacturing, facility management
- Leader in homeland security, law enforcement and sporting ammunition
- Radiological detection and identification devices for first responders
- Shooting accessories, firearm maintenance and reloading equipment
- High-volume production expertise with a disciplined business model



**ATK Thiokol**

**Ronald D. Dittemore**
*President*

**Headquarters:** Promontory, Utah

**Employees:** 4,200

- Six decades of rocket motor leadership
- World's preeminent solid rocket motor manufacturer
- Critical capability for strategic missile defense
- Only human-rated supplier of rocket motors for access to space
- Rocket motors for commercial, military, and scientific missions
- Essential link in next-generation global strike/rapid response missile capabilities and human exploration transportation systems
- Scientific and engineering powerhouse for next-generation propulsion systems
- Advanced materials for high-temperature and hypersonic environments

**CONTRIBUTIONS TO TOTAL SALES**


18%


14%


32%


30%

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended March 31, 2005**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number 1-10582**

ATK

## Alliant Techsystems Inc.
(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **41-1672694** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **5050 Lincoln Drive** | |
| **Edina, Minnesota** | **55436-1097** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: **(952) 351-3000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $.01 | New York Stock Exchange |
| Preferred Stock Purchase Rights | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None.**

---

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

As of October 1, 2004, the aggregate market value of the Registrant's voting common stock held by non-affiliates was approximately $2.243 billion (based upon the closing price of these shares on the New York Stock Exchange).

As of April 30, 2005, 36,900,774 shares of the Registrant's voting common stock were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE:**

Portions of the definitive Proxy Statement for the 2005 Annual Meeting of Stockholders are incorporated by reference into Part III.

## TABLE OF CONTENTS

## PART I

### ITEM 1. BUSINESS

Alliant Techsystems Inc. (ATK), which is sometimes called the Registrant in this report, is a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. ATK is also a supplier of ammunition to federal and local law enforcement agencies and commercial markets.

ATK was incorporated as a Delaware corporation as a wholly-owned subsidiary of Honeywell Inc. in May 1990 in connection with Honeywell's plan to spin-off to its stockholders certain of its businesses. The spin-off became effective in September 1990, when Honeywell transferred to ATK substantially all of the assets and liabilities of those businesses. Honeywell subsequently distributed to its stockholders in October 1990 all of ATK's outstanding common stock on a pro rata basis.

The following table summarizes ATK's recent significant acquisitions:

| Date | Company Involved |
|---|---|
| April 2001 | Thiokol Propulsion Corp. |
| December 2001 | Sporting Equipment Group of Blount International, Inc. (now known as the civil ammunition business) |
| May 2002 | Ordnance business of The Boeing Company (now known as ATK Gun Systems) |
| October 2002 | The business of Science and Applied Technology, Inc. (now known as ATK Missile Systems) |
| January 2003 | Composite Optics, Inc. (COI) |
| November 2003 | Micro Craft and GASL (now known together as ATK GASL) |
| March 2004 | Mission Research Corporation (now known as ATK Mission Research) |
| September 2004 | The PSI Group |

ATK conducts its business through a number of separate legal entities that are listed on Exhibit 21 to this report. These legal entities are grouped into ATK's operating segments. Effective April 1, 2004, ATK realigned its business operations, forming a new segment, Advanced Propulsion and Space Systems. Following this realignment and the acquisition of Mission Research Corporation, ATK has five segments: ATK Thiokol, Ammunition, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research. The fiscal 2005 segments are as follows:

- The ATK Thiokol segment is a solid propellant rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials and structures for high temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.

- The Ammunition segment supplies small-caliber military ammunition, medium-caliber ammunition, medium-caliber gun systems, ammunition and rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition-related products.

- The Precision Systems segment develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, and lithium and lithium-ION batteries for military and aerospace applications.

- The Advanced Propulsion and Space Systems segment supplies highly engineered propulsion solutions for missile defense, space, strategic, tactical, and commercial applications, and advanced ordnance and control systems; high-performance structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft, launch vehicles, satellite pressurant and liquid propellant tanks, optical benches, and antenna reflectors; and advanced hypervelocity and air-breathing propulsion systems for aerospace vehicles and weapon systems.
- The ATK Mission Research segment is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites. ATK Mission Research is reported within "Corporate" or "Corporate and Other".

Effective May 1, 2005, ATK Gun Systems, which was previously reported within the Precision Systems segment, is now reported within the Ammunition segment. All periods presented have been restated to reflect this change.

Sales, income before interest and income taxes, total assets, and other financial data for each segment for the three years ended March 31, 2005 are set forth in Note 14 to the consolidated financial statements, included in Item 8 of this report.

References in this report to a particular fiscal year are to the year ended March 31 of that calendar year.

Many of ATK's products and programs are customarily referred to by customers or in the marketplace by acronyms. Many of these acronyms are included in this report (in parentheses following the product or program name) for the convenience of subsequent reference, and for the benefit of readers who may be more familiar with the acronyms than with the actual product or program names.

**ATK Thiokol**

The following table summarizes the principal programs in the ATK Thiokol segment, including identification of the customer and the ultimate end-user:

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| **Civil Manned Space Launch Vehicles:** | | | |
| Reusable Solid Rocket Motors (RSRM) for the Space Shuttle | NASA | NASA | Reusable solid rocket motors for NASA's Space Shuttle. Motor cases are recovered, refurbished, and recast. |
| **Unmanned Space Launch Vehicles:** | | | |
| Graphite Epoxy Motor (GEM) 40, 46 and 60 for Delta II, III, and IV | Boeing | Commercial and government customers | Solid rocket boosters used for additional thrust on Boeing's Delta family of launch vehicles. |
| Orion Motors | Orbital Sciences | Commercial and government customers | Family of three rocket motors plus derivatives used for the Pegasus®, Taurus®, and Minotaur launch vehicles. |
| CASTOR 120® and CASTOR® IV series | Orbital Sciences, Lockheed Martin, Mitsubishi Heavy Industries, Astrium | Commercial and government customers | First and second stage propulsion for a number of small payload expendable launch vehicles and as strap-on boosters for medium payload vehicles. Used on the Taurus®, Atlas IIAS, Athena, Maxus, and H-IIA launch vehicles. |
| Solid Rocket Motor Upgrade for Titan IVB | Lockheed Martin | U.S. Air Force | Solid rocket motor upgrade boosters for heavy-lift launch vehicles. |
| **Strategic:** | | | |
| Minuteman III | Northrop Grumman | U.S. Air Force | Propulsion replacement solid rocket motors for all three stages of silo-launched intercontinental ballistic missiles. Includes motor washout, reclaiming/refurbishing hardware, and reloading motors. |
| Trident II | Lockheed Martin | U.S. Navy | Solid rocket motors for first, second, and third stage of submarine-launched intercontinental ballistic missiles. |
| Ground-based Midcourse Defense, Ground-based Interceptor | Boeing, Orbital Sciences, Lockheed Martin | Missile Defense Agency | Solid propulsion systems for missiles to intercept incoming ballistic missiles. Derivatives of GEM and Orion motors are being used in multiple boost vehicle configurations. |

*Civil Manned Space Launch Vehicles.* ATK is the sole manufacturer of the Space Shuttle Reusable Solid Rocket Motors (RSRM), which provide 80% of the initial thrust necessary for the National Aeronautics and Space Administration (NASA)'s Space Shuttle orbiters to reach orbit. A set of two RSRMs provides propulsion, in tandem with a liquid propulsion system, for the Space Shuttle. The RSRM uses a metal case and nozzle components that are recovered from the ocean after each flight. The metal cases and nozzle components are then cleaned, refurbished, and manufactured for reuse. ATK is currently under contract with NASA to provide RSRMs and other related services through May 2007. ATK recognizes sales on the RSRM contract as costs are incurred. The RSRM program represented 14% of ATK's total fiscal 2005 sales.

As a result of the investigation of the February 1, 2003 Columbia failure and temporary suspension of Space Shuttle flights, NASA directed ATK on June 3, 2003 to slow down the production rate of RSRM motor segments, but to maintain necessary and critical staffing skills. Therefore, the production slowdown has not and is not expected to significantly impact RSRM staffing. Metal case and nozzle hardware for the program have been purchased under prior contracts and are reused after each Space Shuttle flight. Expendable raw materials used in propellant manufacturing are the items being most affected by the slowdown, but the reduction to raw materials purchase quantities has been and is expected to continue to be partially offset by materials pricing increases, as well as increased work scope related to program safety and supplier viability initiatives. ATK has also been selected by NASA to provide the Space Shuttle Booster Separation Motors and to develop and provide a repair system for the Orbiter Wing Leading Edge. As such, ATK expects the slowdown to continue to have minimal impact on sales in the foreseeable future. Currently, it is anticipated that the Space Shuttle will return to flight in July 2005.

In January 2004, President Bush announced a new vision for space exploration, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The new program anticipates that the Space Shuttle will be retired from service as early as 2010, to be replaced by new spacecraft and supporting exploration launch systems. The impact of this change, if any, on ATK is not currently known, but ATK expects that the RSRM will continue to be part of the NASA launch system supporting space exploration objectives as ATK believes that its RSRM and RSRM derivatives will be important to achieving an affordable launch system for the alternatives now under consideration.

*Unmanned Space Launch Vehicles.* ATK produces propulsion systems for some of the most significant space launch vehicle programs in the United States, including the Titan, Delta, and Atlas programs.

- *Graphite Epoxy Motors, or GEM.* The GEM series of propulsion systems are used as solid strap-on boosters for Boeing's Delta launch vehicle family, which consists of the Delta II, Delta III, and Delta IV vehicles. The Delta II is a medium-lift expendable launch vehicle developed for both government and commercial applications. The Delta II employs the GEM-40, a graphite epoxy motor measuring 40 inches in diameter. ATK is completing production on a contract with Boeing for a larger strap-on GEM-46 booster for the enhanced medium-lift Delta III expendable launch vehicle. ATK also has a contract to produce a new, even larger GEM-60 booster to be used with versions of the new Delta IV expendable launch vehicle. Delta II uses either three, four, or nine motors per launch; Delta III uses nine motors per launch; and the Delta IV Medium Plus vehicle uses either two or four motors per launch.

With a 40-year history, the Delta family of expendable launch vehicles has what is perhaps the most successful flight record of any rocket currently in service. The Delta family has also launched into orbit the first passive communications satellite, ECHO; the first European satellite, Ariel 1; the first communications satellite to reach geosynchronous orbit, Syncom 2; and the two recent Mars Rover missions.

- *Orion Motors.* Orion motors are used on the Pegasus®, Taurus®, and Minotaur launch vehicles. Pegasus® is a small-lift air-launched vehicle initially lifted by a conventional aircraft. Minotaur is a ground-launched vehicle for small payloads. Taurus® is a ground-launched vehicle for payloads larger than those that can be carried by Pegasus® and Minotaur. Pegasus® and Taurus® carry U.S. Government, foreign government, and commercial payloads. Minotaur carries only U.S. Government payloads. Each Pegasus® vehicle contains three solid propulsion stages, all produced by ATK. The three Orion motors are also used in upper stages on Taurus® and two of the motors are used in upper stages on Minotaur. Minotaur also uses two refurbished motors from excess Minuteman strategic missiles.

- *CASTOR® Motors.* The CASTOR® family of solid rocket motors are used in the first and second stages of a number of small payload expendable launch vehicles and as strap-on boosters. CASTOR 120® is used as the first stage on the Taurus® launch vehicle, the first stage on Athena I, and the first and second stage on Athena II launch vehicles. CASTOR® IV is used as strap-on thrust augmentation on the Atlas IIAS, with four motors used per launch. CASTOR IVA-XL motors are used as strap-on boosters on the Japanese H-IIA launch vehicles, with two or four motors used per launch. Taurus and Athena I and II are small payload launch vehicles, and Atlas IIAS and Japanese H-IIA are medium-lift vehicles. CASTOR IVB is also used on the Maxus sounding rocket.

- *Titan Solid Rocket Motor Upgrades.* The solid rocket motor upgrade that provides the initial stage propulsion for Lockheed Martin's Titan IV B heavy-lift launch vehicle is used by the U.S. Air Force. ATK completed production on this program in early calendar year 2002. Two motors are used per launch. These motors have three composite case segments. ATK also has a contract for Titan launch operations support through September 2005 for inspection and oversight of solid rocket motor processing operations at the launch sites.

*Strategic.* ATK provides propulsion systems for strategic missiles such as the Trident II and Minuteman, as well as those being proposed for Ground-based Midcourse Defense.

- *Intercontinental Ballistic Missiles.* ATK currently participates in a contract sharing agreement with United Technologies Corporation's Pratt & Whitney to perform the Minuteman III Propulsion Replacement program. Through this agreement, ATK produces replacement solid rocket motors for all three stages of Minuteman III, which is a silo-launched intercontinental ballistic missile. ATK developed and produced all first stage motors for the Peacekeeper and Minuteman I, II, and III missiles, and third stages for both the Peacekeeper and Minuteman II missiles for the U.S. Air Force and provides continuing aging studies and some operational support services for these missile systems.

  On August 7, 2003, Pratt &Whitney's Space and Missile Propulsion manufacturing facility experienced a propellant ignition incident. As a result, Minuteman III product deliveries were not made in accordance with the contract schedule. In order to facilitate program recovery and meet the objectives of each party, ATK and Pratt & Whitney reached an agreement to transfer all work previously performed by Pratt & Whitney to ATK. This transfer of work has been completed and the program has returned to full rate production at ATK facilities. The Minuteman III program represented 7% of ATK's fiscal 2005 sales.

Trident II is a submarine-launched intercontinental ballistic missile composed of three solid propulsion stages. ATK produces each of the three solid propulsion stages of this missile under a contract with Lockheed Martin. In addition to the Trident II production contract, ATK has contracts with Lockheed Martin to provide operational support services for the U.S. Navy's existing fleet of both Trident I and Trident II missiles.

- *Ground-based Midcourse Defense.* ATK is currently working as a motor supplier and subcontractor for the development and testing phase for multiple boost vehicle configurations of the U.S. Government's Ground-based Midcourse Defense ground-based interceptor for incoming ballistic missiles. ATK is producing a vectorable nozzle version of the Delta II GEM-40 booster for Lockheed Martin to be used as the first stage in one vehicle configuration and is under contract to Orbital Sciences for derivatives of three Orion motors in a second boost vehicle configuration. ATK is well positioned to participate in all evolving configurations while spiral development and future deployment options are exercised over the next few years.

*Other Products.* ATK also manufactures visible and infrared illuminating devices and laser initiation devices. ATK also provides solid rocket motor propellant reclamation services. ATK is a leader in propulsion technology and development and has multiple contracts with U.S. Government laboratories including the Air Force Research Laboratory.

## Ammunition

The following table summarizes the principal programs in ATK's Ammunition segment, including identification of the customer and the ultimate end-user:

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| **Small-Caliber Ammunition:** | | | |
| Small-Caliber Ammunition | U.S. Army and allied nations | U.S. Army, U.S. Navy, U.S. Air Force, U.S. Marines, and allied nations | Primary source to the U.S. Department of Defense for the following small-caliber ammunition: .22 Cal.; .45 Cal.; 5.56mm, 7.62mm, .30 Cal. and .50 Cal. |
| **Medium-Caliber Chain Guns:** | | | |
| 25mm M242 Bushmaster | U.S. Army, U.S. Navy, and Allied nations | U.S. Army, U.S. Navy, and allied nations | Chain gun used on the U.S. Army's Bradley Fighting Vehicle and the U.S. Marine's Light Armored Vehicle (LAV). |
| 30/40mm MK44 | U.S. Marines, U.S. Navy, and allied nations | U.S. Marines, U.S. Navy, and allied nations | Chain gun used by the U.S. Marines for the Advanced Amphibious Assault Vehicle (AAAV) and the CV9030 fighting vehicle. |
| 30mm M230 | U.S. Army | U.S. Army and allied nations | Chain gun used on the U.S. Army's AH-64 Apache and Apache Longbow helicopters. |
| **Medium-Caliber Ammunition:** | | | |
| 20mm Ammo | U.S. Air Force, U.S. Navy | U.S. Air Force, U.S. Navy, and allied nations | 20mm ammunition for fixed-wing and rotary aircraft and Navy ship-mounted cannons. |
| 25mm Ammo | U.S. Army | U.S. Army, U.S. Navy, U.S. Marines, and U.S. Air Force | Medium-caliber training and tactical ammunition for ground vehicle and aircraft mounted guns. |

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| 30mm Ammo | U.S. Air Force, U.S Army | U.S. Air Force, U.S. Army | LW30mm and 30mm training and tactical ammunition for ground vehicles and aircraft mounted guns. |
| **Solid Extruded Propellants:** | | | |
| Mk-90 | General Dynamics | U.S. Army, U.S. Air Force | Mk-90 propellant grains for the Hydra 70 and APKWS II unguided and guided applications. |
| Large-Caliber Propellants | General Dynamics, U.S. Army, and U.S. Marines | U.S. Army and U.S. Marines | Single and triple base propellant for 155mm Modular Artillery Charge Systems (MACS). Single and double base propellant for 120mm tank training and tactical ammunition. |
| Medium-Caliber Propellants | U.S. Army | U.S. Army, U.S. Navy, U.S. Air Force, and U.S. Marines | Flake propellants for 25mm and 30mm training and tactical ammunition. |
| Commercial Powder | Original equipment manufacturers | Private citizen use | Gunpowder for original equipment manufacturers and reloaders. |
| **Energetic Materials:** | | | |
| TNT | U.S. Army | U.S. Army, U.S. Air Force, U.S. Marines | TNT explosive fill for artillery rounds and general purpose bombs. |
| Nitrocellulose | U.S. Department of Defense | U.S. Army, U.S. Navy, U.S. Air Force, U.S. Marines, Commercial | Primary energetic material used in the manufacture of gun propellants, rocket motor grains, and combustible cases. |

*Small-Caliber Ammunition.* ATK manufactures and develops small-caliber ammunition for the U.S. military, U.S. allies, federal and local law enforcement agencies, and commercial markets. ATK produced approximately 1.2 billion rounds of ammunition in fiscal 2005 for the U.S. military and U.S. allies, consisting of .22 caliber, .45 caliber, 5.56mm, 7.62mm, .30 caliber, and .50 caliber cartridges. ATK also manufactures metal links for belting of all sizes of ammunition, ranging from 5.56mm rifle ammunition to 40mm grenades.

ATK's small-caliber ammunition operations for the U.S. military and U.S. allies are conducted at the Lake City Army Ammunition Plant (Lake City) in Independence, Missouri, which supplies approximately 95% of the Army's small-caliber ammunition needs. Lake City is the Army's principal small-caliber ammunition production facility. ATK took over operation of this facility on April 1, 2000 and is responsible for managing it, including leasing excess space to third parties in the private sector. ATK has a 10-year production contract to supply the Army's small-caliber ammunition needs that expires April 1, 2010. ATK also has a facilities-use contract for the plant that expires in April 2025. Although the facilities-use contract expires 15 years after the plant production contract, if the plant production contract is not renewed, ATK believes the U.S. Army would relieve ATK of all of its obligations under the facilities-use contract.

In addition to production, ATK performs research and development for military ammunition and ammunition manufacturing and supports the Armament Research, Development and Engineering Center (ARDEC) at Picatinny Arsenal, New Jersey for U.S. Department of Defense (DoD) sponsored product design, development, and testing. ATK is working on several technologies to reduce the weight of small-caliber ammunition and its associated packaging. ATK is also working with ARDEC on replacement of the lead contained in most rounds, driving towards an environmentally clean round, referred to as "green" ammunition, for training use on ranges where lead contamination has been identified as an issue.

ATK also manufactures small-caliber ammunition for federal and local law enforcement agencies and commercial markets. Principal products in the civil ammunition business include ammunition for shotguns, pistols, and rifles, and industrial power loads for the construction industry. These ammunition products are marketed under a number of well-known brand names including Federal (Premium, Gold Medal, and American Eagle), CCI, Speer (Gold Dot and Blazer), and Estate Cartridge. These products are well known in their respective markets and are recognized for their quality by law enforcement officials and shooting sports enthusiasts. These products are distributed via mass merchants, specialty sporting equipment stores, specialty sporting equipment distributors, law enforcement agencies, and government agencies.

*Medium-Caliber Chain Guns.* ATK supplies medium-caliber gun systems to the U.S. military and allied nations. The ATK "chain gun" family of products provides greater operational safety, lethality, accuracy, and reliability than gas-powered guns. Their lighter weight and lower recoil make them desirable for rotary aircraft, light vehicle, and shipboard deck mount applications. ATK produces the 25mm M242 Bushmaster used by the U.S. Army for the Bradley Fighting Vehicle and by the U.S. Marines for the Light Armored Vehicle (LAV). The M242 has been integrated into many international vehicles for U.S. allies. Additionally, the 30/40mm Mk44 is used by the U.S. Marines for the Advanced Amphibious Assault Vehicle (AAAV) and is also in international production for U.S. allies. ATK has also developed the next generation Bushmaster chain gun, the 35mm Bushmaster III, and is currently under contract to supply production quantities to the allied nations. The 30mm M230 Chain Gun for the U.S. Army's AH-64 Apache and AH-64D Apache Longbow is also entering international production for naval patrol applications. ATK also performs maintenance, refurbishment, and logistic support services for its chain guns in support of the U.S. military and its allies.

*Medium-Caliber Ammunition.* ATK is a leading supplier of medium-caliber ammunition and fuzes and produces, designs, and develops medium-caliber ammunition for the U.S. military and U.S. allies. Production programs include:

- The 20mm family of ammunition for U.S. Air Force, U.S. Navy, and allied fighter aircraft and attack helicopters, and Navy ship-mounted cannons;
- The 25mm family of Bushmaster rounds used for the main armaments of the U.S. Army's Bradley Fighting Vehicle and the Light Armored Vehicle (LAV), as well as by some of the U.S. Navy's shipboard defense systems and by other fighting platforms of U.S. allies;
- The Lightweight 30mm family of ammunition for the U.S. Army's Apache attack and Blackhawk helicopters; and
- The GAU-8/A 30mm family of armor-piercing, high-explosive incendiary and target practice rounds currently used by the U.S. Air Force's A-10 close combat support aircraft, the CV9030 infantry fighting vehicle, and planned for use on the U.S. Marine Corps Expeditionary Fighting Vehicle (EFV) and the U.S. Air Force AC-130 gunship.

ATK is also the only producer of the M758, M759, and FMU-151 family of mechanical fuzes for the high-explosive medium-caliber ammunition used on the Bradley Fighting Vehicle, the Apache helicopter, and the AC-130 gun ship.

Medium caliber development programs are focused on the improvement in reliability and lethality of the ammunition. Programs include a new mechanically fuzed family of ZAP ammunition (20mm to 30mm) for delayed initiation applications and a new electromechanically fuzed family of ammunition for air burst applications. ATK has delivered initial contract quantities of the ZAP rounds to the U.S. Air Force, U.S. Navy and U.S. Marines.

*Solid Extruded Propellants.* ATK manufactures, designs, and develops solid extruded propellants for use in over 25 types of ammunition and rockets used by the U.S. military services.

Primary production programs include propellants for multiple training and war reserve 120mm tank rounds, the modular artillery charge system, and 25mm and 30mm ammunition. ATK is also the only supplier to the U.S. Government of Mk-90 propellant grains for use in the Hydra 70 and Advanced Precision Kill Weapon System (APKWS II) rocket applications and launch motors for the Tube-launched, Optically-tracked, Wire-guided (TOW-2) missile. ATK is a major producer of several types of smokeless nitrocellulose, which is a primary ingredient in the manufacturing of ammunition propellants and powders. In addition to the military programs, ATK produces a wide range of commercial gun powders for manufacturers of sporting ammunition and reloaders, who make their own ammunition by refilling previously-fired cartridge casings.

*Energetic Materials.* In fiscal 2004, ATK received a contract to produce ordnance energetic material (TNT) for the DoD. Work under the contract is being performed at the Radford Army Ammunition Plant (Radford) in Radford, Virginia. This contract makes ATK the sole supplier of TNT to the DoD. The contract is a 5-year Indefinite Delivery/Indefinite Quantity procurement for TNT that includes the construction of a National Industrial Technology Base facility capable of producing 15 million pounds of ordnance energetics per year. The primary uses of the TNT being produced is for General Purpose bombs and 155mm artillery.

ATK is the only North American supplier of military-specification nitrocellulose, which is the primary energetic material for many gun propellants, rocket motor grains, and combustible cases. ATK nitrocellulose is used in all tank and artillery ammunition, APKWS rocket motors, and combustible cases for 120mm tank rounds as well as the 155mm MACS for the Paladin Self Propelled Howitzer. The nitrocellulose produced by ATK at Radford is also used in both the combustible case and propellants for most mortar systems used by the U.S. Army. In addition to these larger caliber applications, ATK's nitrocellulose is used to manufacture the propellants used in production of small- and medium-caliber ammunition and commercial propellants.

*Commercial Accessories.* ATK manufactures reloading equipment, gun care products, and other accessories. Principal products in the accessories operations include reloading equipment for use by hunters and sportsmen who prefer to reload their own ammunition, gun care products and accessories, and trap-shooting products. ATK sells these products under well-known brand names, including RCBS, Outers, Champion Traps & Targets, Shooter's Ridge, Weaver, Redfield, and Simmons. ATK distributes these products via mass merchants, specialty sporting equipment stores, and specialty sporting equipment distributors. These products have leading market shares in their respective product categories.

**Precision Systems**

The following table summarizes the principal programs in ATK's Precision Systems segment, including identification of the customer and the ultimate end-user (an * indicates that the programs and products are in development and not yet in production):

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| **Missile Systems:** | | | |
| Advanced Anti-Radiation Guided Missile (AARGM)* | U.S. Navy | U.S. Navy | Upgrade to the AGM-88 High-Speed Anti-Radiation Missile (HARM) designed to counter threat shutdown tactics and improve accuracy using an advanced precision strike guidance system. |

| Principal Programs | Primary Customer | Ultimate End-User | Description |
| --- | --- | --- | --- |
| High Speed Anti-Radiation missile Demonstration (HSAD)* | U.S. Navy | U.S. Navy | Upgraded forebody (seeker, payload, and transition section) for Office of Naval Research demonstration program for the next generation anti-radiation weapon. |
| **Precision Munitions:** | | | |
| Precision-Guided Mortar Munition (PGMM)* | U.S. Army | U.S. Army | Precision-guided 120mm mortar round for existing and Future Combat System (FCS) line-of-sight and beyond line-of-sight applications. |
| Extended Range Munition (ERM) / Ballistic Trajectory Extended Range Munition (BTERM II)* | U.S. Navy | U.S. Navy | Development of a five-inch rocket-assisted gun-launched guided projectile for the U.S. Navy's Naval Surface Fire Support (NSFS) requirement. |
| Mid Range Munition (MRM)* | U.S. Army | U.S. Army | Precision-guided kinetic energy ammunition for the Future Combat System (FCS) used during line-of-sight and beyond line-of-sight engagements requiring precision fire. |
| Advanced Gun System Long Range Land Attack Projectile (AGS LRLAP)* | Lockheed Martin | U.S. Navy | Development and transition to production of the aft assembly for the 155mm rocket-assisted gun-launched guided projectile being developed for the DD(X) Advanced Gun System. |
| **Tank Ammunition:** | | | |
| 120mm Training Ammo | U.S. Army | U.S. Army, U.S. Marines, and allied nations | Training ammunition for the Abrams tanks of the U.S. forces and allied nations. |
| Multi-purpose Anti-Tank (MPAT) Training Ammo | U.S. Army | U.S. Army | Future training round for the Abrams tank. |
| M829A3 Tactical Ammo | U.S. Army | U.S. Army | Tactical ammunition for the Abrams tank. |
| M830A1 Tactical Ammo | U.S. Army | U.S. Army and U.S. Marines | Tactical ammunition for the Abrams tank. |
| 120mm Egypt Co-Pro | U.S. Army | Egyptian Government | Equipment and services to establish manufacturing of 120mm training ammunition in Egypt. |
| 105mm Canister (XM1040) | U.S. Army | U.S. Army | 105mm Canister round (Anti-personnel) for application with Stryker brigades. |

| Principal Programs | Primary Customer | Ultimate End-User | Description |
| --- | --- | --- | --- |
| **Barrier Systems:** | | | |
| Spider* | U.S. Army | U.S. Army | Land barrier system that uses operators in the loop to avoid indiscriminate activation. |
| Matrix (Spider Lite) | U.S. Army | U.S. Army | Land barrier systems that builds on Spider technology for protection of ground-based personnel. |
| Volcano | U.S. Army | U.S. Army | Anti-tank barrier dispensed by either ground vehicles or helicopters. |
| VLSAS International | Allied nations | Allied nations | Vehicle-launched scatterable anti-tank barrier system. |
| **Electronic Warfare Systems and Electronic Support Equipment:** | | | |
| AAR-47 Missile Warning System | U.S. Navy | U.S. Navy, U.S. Air Force, and international customers | Electronic Warfare system designed to protect helicopters and slow/low-flying aircraft against surface-to-air missiles. |
| Mobile Ground-to-Air Radar Jamming System (MGARJS) | Republic of Egypt | Republic of Egypt | Provide enhancements to previously-delivered MGARJS systems. |
| Common Munitions BIT/Reprogramming Equipment (CMBRE) | U.S. Air Force | U.S. Air Force, U.S. Navy, and international customers | Portable flight line tester designed to interface with smart munitions. CMBRE initiates built-in-test (BIT), provides BIT status, and uploads/downloads Operational Flight Programs (OFPs) and mission planning data. |
| **Soldier Weapon Systems:** | | | |
| XM29* | U.S. Army | U.S. Army | Lightweight, shoulder-fired weapon that fires standard 5.56mm Ammo and Air-Bursting Grenades. |
| XM25* | U.S. Army | U.S. Army | Lightweight, shoulder-fired weapon that fires 25mm Air-Bursting Grenades. |
| **Tactical Rocket Motors and Warheads:** | | | |
| ***Air-to-Air:*** | | | |
| Advanced Medium-Range Air-to-Air Missile (AMRAAM) | Raytheon | U.S. Air Force, U.S. Navy, and allied nations | Propulsion and warhead for the AIM-120 Advanced Medium-Range Air-to-Air Missile. |
| Sidewinder | Raytheon | U.S. Navy and U.S. Air Force | Propulsion for the AIM-9X and AIM-9M Sidewinder air-to-air missile. |

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| Sparrow | U.S. Navy | Allied nations | Propulsion for the AIM-7 air-to-air missile and the RIM-7 Sea Sparrow surface-to-air missile. |
| ***Air-to-Ground:*** | | | |
| Hellfire/Longbow | Lockheed Martin | U.S. Army, U.S. Marines, and allied nations | Solid propulsion for the AGM-114 anti-armor air-to-surface missile, generally fired from helicopters. It has also been launched from the Predator Unmanned Aerial Vehicle (UAV). |
| Brimstone | Boeing | U.K. Ministry of Defense | Propulsion for anti-armor air-to-surface missile. ATK is also responsible for the shaped charge warhead. |
| Sensor Fuzed Weapon | Textron | U.S. Air Force and allied nations | Propulsion for sensor fuzed weapon anti-armor cluster munitions. |
| Maverick | Raytheon | U.S. Air Force, U.S. Navy, and allied nations | Propulsion, heavy and light warhead for the AGM-65 air-to-surface missile. |
| Harpoon | Boeing | U.S. Navy and allied nations | Solid propulsion booster motor for the Harpoon missile. |
| ***Ground-to-Ground:*** | | | |
| Tube-launched, Optically-tracked, Wire-guided (TOW-2) Missile | Raytheon | U.S. Army and allied nations | Propulsion for tube-launched, optically-tracked, wire-guided anti-tank missile. |
| Line-of-Sight Anti-Tank (LOSAT) | Lockheed Martin | U.S. Army | Propulsion for the LOSAT kinetic energy missile that will defeat advanced armor systems. |
| Compact Kinetic Energy Missile (CKEM)* | Raytheon, Miltec | U.S. Army | Propulsion for CKEM that will defeat advanced armor systems. |
| Predator | Lockheed Martin | U.S. Marines | Propulsion for a shoulder launched anti-tank missile. |
| Mongoose* | BAE Systems | U.S. Army | Tractor motor for deploying a mine detonation net. |
| ***Surface-to-Air:*** | | | |
| Evolved Sea Sparrow | Raytheon | U.S. Navy and NATO countries | Propulsion for surface-to-air missile. |
| Rolling Airframe Missile (RAM) | U.S. Navy | U.S. Navy and German Navy | Solid propulsion for the RAM ship defense missile. |

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| **Fuzes and Proximity Sensors:** | | | |
| ***Gun Hardened Fuzes:*** | | | |
| M734A1 Safe and Arming Device | L-3/KDI Precision Products Inc. | U.S. Army | M734 multi-option mortar fuze has proximity, near-burst, impact, and delay setting capabilities. |
| Multi-Option Fuze for Artillery (MOFA) | U.S. Army | U.S. Army | NATO-standard all-purpose artillery fuze for bursting munitions. Inductively set to detonate by target proximity, time, delay after impact, or upon impact. |
| Electronic Time Fuze for Mortars (ETFM)* | U.S. Army | U.S. Army | Electronic fuze to replace multiple mechanical Mortar fuzes. |
| ***Air Armament Fuzes:*** | | | |
| DSU-33 Proximity Sensor | U.S. Air Force | U.S. Air Force | Proximity sensor that detonates bombs as they approach the ground. |
| FMU-139 | Allied nations and U.S. Navy | Allied nations, U.S. Navy and U.S. Air Force | Electronic bomb fuze designed for MK80 series general-purpose air-delivered weapons. |
| **Composite Structures:** | | | |
| F-22 Pivot Shaft and By-Pass Screen | Lockheed Martin | U.S. Air Force | Structural component for the F-22 aircraft. |
| Javelin Launch Tube | Raytheon/ Lockheed Martin Joint Venture | U.S. Army | Fully integrated composite launch tube with sighting mechanism. |
| **Lithium and Lithium-ION Batteries:** | | | |
| Multi-Option Fuze for Artillery (MOFA) Battery | U.S. Army and L-3/KDI Precision Products Inc. | U.S. Army | Lithium reserve battery for artillery applications. |
| Advanced SEAL Delivery System (ASDS) Battery* | U.S. Navy | U.S. Navy | Lithium-ION polymer rechargeable battery for underwater vehicle propulsion. |

*Missile Systems.* ATK has combined its missile system engineering capabilities with its strengths in propulsion, warheads, and high volume manufacturing in the pursuit of missile systems opportunities. Key programs include:

- *AGM-88E Advanced Anti-Radiation Guided Missile (AARGM).* AARGM is an innovative weapon system upgrade to the current generation AGM-88 High Speed Anti-radiation Missile (HARM). AARGM employs a multi-sensor guidance system capable of engaging enemy air defenses even after shut down of radar emissions. AARGM's design incorporates state-of-the-art passive and active radar systems that are integrated in a distributed architecture to provide enhanced performance and modular growth to meet evolving threat capabilities. ATK is in the System Development and Demonstration (SDD) phase and anticipates transitioning to low rate production by 2008.

- *High Speed Anti-Radiation Missile Demonstration (HSAD).* ATK is under contract to provide the forebody (seeker, payload, and transition section) for the Office of Naval Research's demonstration program known as HSAD. This program is intended to develop and demonstrate a next-generation anti-radiation weapon that will fly twice the range of the current HARM at two to three times the average velocity. Ultimately, this weapon will provide the U.S. Navy the capability to prosecute enemy air defenses, command and control systems, and other time-critical targets from a safe, stand-off distance and will be deployable from all planned U.S. Navy tactical aircraft including the F/A-18C/D/E/F, the EA-6B and follow-on airplane, the JSF, and the Unmanned Combat Air Vehicle (UCAV).

*Precision Munitions.* ATK is applying its capabilities in system engineering, Guidance, Navigation and Control (GNC), airframes, propulsion, warheads, sensor and seeker technology, and gun hardened electronics to the development of the next generation of precision munitions. Current key development contracts include:

- *Precision Guided Mortar Munition (PGMM).* ATK is under contract to develop and begin low-rate production for a precision-guided 120mm mortar for the U.S. Army. This smart mortar round flies ballistically to a laser-designated target, maneuvers in flight, and delivers its warhead for maximum effectiveness while minimizing collateral damage.

- *Extended Range Munition (ERM) / Ballistic Trajectory Extended Range Munition (BTERM II).* ATK is leading an industry team developing a ballistic trajectory, Global Positioning System (GPS)-guided solution to U.S. Navy and U.S. Marine requirements for affordable, long-range, precise artillery. ATK's BTERM II differs from other approaches in its simplicity and relatively low cost, as well as its application to various gun types and calibers. Its application to the existing Navy inventory of 5"/54-caliber guns enables rapid introduction throughout the fleet, providing the Navy a break-through improvement in fire support capability. In early fiscal 2005, ATK's BTERM II captured the U.S. Navy's ERM development program. The intent of this 16-month development program is to provide a lower-risk alternative to Extended Range Guided Munition (ERGM).

- *Mid Range Munition (MRM).* ATK is developing an extended range kinetic energy tank round for use by the U.S. Army's Future Combat System (FCS). This smart tank round incorporates a multi-mode seeker (MilliMeter Wave (MMW) and Semi-Active Laser (SAL)) and advanced rocket motor to locate and destroy intended targets at beyond-line-of-sight ranges.

- *Advanced Gun System Long Range Land Attack Projectile (AGS LRLAP).* ATK is supporting Lockheed Martin Missiles and Fire Control with development and transition to production of the round's aft assembly that includes airframe, tail fin assembly, and rocket motor for this 155mm extended range guided projectile for the Advanced Gun System under development for DD(X).

ATK has an agreement with GIWS, a joint venture between Rheinmetall W & M GmbH and Diehl Munitions System GmbH & Co. KG., to sell the SMArt 155® 155mm sensor fuzed munition in the United States and other countries. ATK is pursuing DoD customer funded testing to support the Material Release process for the SMArt 155® and subsequent production in 2007.

*Tank Ammunition.* ATK produces and develops a family of tactical and training tank rounds that is used by the Abrams tanks of the U.S. Army, Army Reserve, National Guard, U.S. Marines, and U.S. allies. Such rounds include the M830A1 multi-purpose round, the M829A3 kinetic energy round, and the M831A1 and M865 training rounds. ATK is the only producer of the M830A1 and M829A3 rounds. ATK is one of two suppliers to the U.S. Government for the M831A1 and M865 training rounds. ATK is currently under contract to the U.S. Army for initial production of the Multi-Purpose Anti-Tank (MPAT) training round, designated the XM1002, and is completing development of the XM1040 105mm Canister Anti-Personnel Round for the Stryker Brigade vehicles.

*Barrier Systems.* ATK develops and produces advanced barrier systems. Primary production programs are the Volcano system, a modular barrier system delivered from ground and air platforms, and Shielder, a vehicle-launched smart anti-tank munition system. ATK has other international contracts and opportunities in this area. ATK also has contracts to develop the Anti-Personnel Land Mine Alternative program, or Spider, which is designed to be an integrated barrier system having operator command and control capabilities as an alternative to current potentially indiscriminate land mines and mine fields. This system is designed to provide an increased measure of operational effectiveness and minimize risks to friendly troops and civilians. ATK has also developed Matrix (Spider Lite) and is under contract for rapid deployment of this technology to the field, utilizing man-in-the-loop control of multiple demolitions and munitions such as the Spider Munitions Control Assembly, Claymore, SLAM, and Modular Crowd Control Munition.

*Electronic Warfare Systems and Electronic Support Equipment.*

- *AAR-47 Missile Warning System.* ATK produces the AAR-47 missile warning system, a passive electro-optic threat warning device used to protect low, slow-flying helicopters, and fixed-wing aircraft by detecting ground-to-air-missiles.
- *Mobile Ground-to-Air Radar Jamming System (MGARJS).* ATK produces the MGARJS, which provides electronic warfare field support capability to protect high-value targets and installations. The system provides air surveillance, acquisition, and analysis of airborne radar systems, directed electronic countermeasures to deny the effective use of those radar systems, and radar track integration with air defense networks.
- *Common Munitions BIT/Reprogramming Equipment (CMBRE).* ATK produces the CMBRE, which is a portable field tester/mission programmer with a common interface to support the growing U.S. inventory of smart weapons. Smart weapons provide mid-air guidance updates and can locate, track, and attack targets at extended range.

*Soldier Weapon Systems.* The XM29 is a lightweight, shoulder-fired dual weapon system that fires both a 25mm air-bursting munition and standard 5.56mm ammunition. The XM25 is a 25mm weapon system that fires a high-explosive air-bursting munition with a smart fuze providing increased firepower and lethality. The XM25 uses a full function fire control system including day optics, laser range finder, and thermal sights and is scheduled to start SDD in fiscal 2006. ATK is responsible for development and systems integration of the XM25 and XM29 weapon systems.

*Tactical Rocket Motors and Warheads.* ATK designs, develops, and supplies solid propulsion systems and advanced warheads for tactical weapons used by the U.S. Army, U.S. Navy, and U.S. Air Force. These include air-to-air missiles, air-to-ground missiles, ground-to-ground missiles, and ground-to-air missiles.

- *Air-to-Air.* ATK is the sole producer of air-to-air missile propulsion for the U.S. DoD. The AIM-120 Advanced Medium-Range Air-to-Air Missile (AMRAAM) is beginning Lot 17 of 24 planned production lots. In addition, rocket motors for the AIM-9X and AIM-9M Sidewinder and the AIM-7 Sparrow air intercept missiles are being produced. Technology development programs include next generation propulsion systems for AMRAAM and AIM-9X.
- *Air-to-Ground.* Major production programs include the AGM-114 Hellfire II/Longbow and Brimstone rocket motors and warheads, all of which are anti-armor missiles fired from rotary wing and fixed wing aircraft. The Sensor Fuzed Weapon is used to neutralize land combat vehicles, defeating multiple targets from a single munitions dispenser. The AGM-65 Maverick is a general purpose air-to-ground missile. A technology development program is the Controllable Thrust for Common Missile, an advanced anti-armor missile.

- *Ground-to-Ground.* ATK has been the U.S. Army's primary supplier of launch and flight motors for the TOW-2 (a tube launched, optically tracked, wire guided anti-tank missile) since the program's inception in 1981. ATK produces the propulsion for the Line-of-Sight Anti-Tank (LOSAT) missile, a high-speed kinetic energy missile used to defeat advanced armor systems. ATK is developing propulsion systems for the Predator, an integral launch and flight propulsion system for a shoulder launched anti-tank missile; Mongoose, a tractor motor for deploying a mine detonation net for advancement of combat vehicles on the battlefield; and Compact Kinetic Energy Missile (CKEM), a kinetic energy missile that will defeat advanced armor systems.
- *Surface-to-Air.* Major production programs include the Evolved Sea Sparrow Missile (ESSM), a longer range version of the Sea Sparrow propulsion system; the RIM-7 Sparrow, the current medium range ship defense missile; and the rocket motor case for the MK112 RAM propulsion system, a short range ship defense missile.

*Fuzes and Proximity Sensors.* ATK designs, develops, and supplies fuzes and proximity sensors for tactical weapons used by the U.S. Army, Navy, Air Force, and allied nations. These include gun hardened and air armament fuzes.

- *Gun Hardened Fuzes.* ATK's sole source fuze production programs include the safe and arming subsystem for the M734A1 fuze for mortar rounds. The safe and arming subsystem ensures that a round is armed and ready to fire only after it has met specific safety events during launch. ATK is also developing the U.S. Army's Electronic Time Fuze for Mortars (ETFM). ATK is also under a multi-year contract to produce the M782 Artillery Multi-Option Fuze for Artillery (MOFA), which is the U.S. Army's next-generation, NATO-standard all-purpose artillery fuze for bursting munitions. It is inductively set to detonate by target proximity, time, delay after impact, or upon impact, and is operable with all existing and developmental 105mm and 155mm artillery systems.
- *Air Armament Fuzes.* ATK is under contract to produce the DSU-33B/B proximity sensor for air-delivered bombs. This sensor allows a bomb to be detonated as it approaches the ground, thereby increasing the bomb's overall effectiveness. ATK has received direct production contracts from several nations allied with the United States. The FMU-139 fuze is compatible with MK80 series weapons and variants used by Air Force and Navy aircraft.

*Composite Structures.* ATK is the sole source producer of composite Javelin Launch Tubes, composite sabots for the M829A3 Tactical Round, and composite Pivot Shafts and By-Pass Screens for the F-22 Aircraft. Other composite structure opportunities include structural components for missiles, military land vehicles, Navy ships, gun turrets, torpedo launch tubes, composite overwrapped pressure vessels for use on satellites, and various structures for liquid propulsion tanks.

*Lithium and Lithium-ION Batteries.* ATK develops and manufactures specialized lithium batteries for U.S. and foreign military and aerospace customers. The principal lithium battery products are reserve batteries, which are used in such applications as anti-tank barriers, fuzes, and artillery systems that require long-term storage capacity. ATK has been awarded contracts for the U.S. Army's M767 and MOFA fuzes. ATK is developing a LI-ION Polymer Battery for the U.S. Navy's Advanced Sailor Delivery System (ASDS).

## Advanced Propulsion and Space Systems

The following table summarizes the principal programs in ATK's Advanced Propulsion and Space Systems segment, including identification of the customer and the ultimate end-user (an * indicates that the programs and products are in development and not yet in production):

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| **Satellites:** | | | |
| Solar Arrays and Deployable Subsystems | Boeing, NASA, Orbital Sciences | Various | Puma Solar Arrays for GPS satellites, Ultraflex Solar Array for civil space programs, Advanced Deployable Solar Sail. |
| Military Spacecraft Structures | Various | Various | Proprietary program applications for satellite components and assemblies. |
| Precision Benches and Structures* | Various | Various | Antennas, optical and precision stable structures including instrument benches and telescope structures such as the James Webb Space Telescope. |
| Bus Structure | Boeing, Lockheed Martin, Orbital Sciences | Various | Assemblies for A2100 and 702 Buses, Star2 Bus Structure, various structures with thermal control. |
| **Hypersonic Vehicles:** | | | |
| X-43A | NASA | NASA | Hypersonic Mach (7-10) test and demonstration vehicle. |
| X-43C | NASA | NASA | Hypersonic flight demonstration vehicle for accelerating systems. |
| FALCON* | Boeing, Andrews Aerospace | DARPA/USA | Development of Common Air Vehicle and Hypersonic Cruise Vehicle technologies with ultimate goal of global strike from continental U.S. in under two hours. |
| RASCAL* | Space Launch Corp. | DARPA/USA | Development and demonstration of a first stage propulsion system for an access to space system. |
| **Space Launch Vehicle Structures:** | | | |
| Delta II, III and IV | Boeing | Government and commercial customers | Large vehicle structures including interstages, nose cones, aeroskirts/heat shields, payload fairings, and payload adapters. |
| Atlas V | Lockheed Martin | Government and commercial customers | Large vehicle structures including interstages and heat shield. |
| Arrow II | Boeing | Allied nation | Composite rocket motor cases and nozzle components. |

| Principal Programs | Primary Customer | Ultimate End-User | Description |
| --- | --- | --- | --- |
| Other Space Launch Structures | Various | Various | Includes composite interstages, payload adapters, and payload fairings for Pegasus® and other customers. |
| **Missile Defense:** | | | |
| Third Stage Rocket Motor (TSRM)* | Raytheon | Missile Defense Agency and U.S. Navy | TSRM and SDACS are being developed for use in the Standard Missile 3 configuration interceptor missiles for Navy Aegis |
| Solid Divert and Attitude Control (SDACS)* | Raytheon | Missile Defense Agency and U.S. Navy | Ballistic Missile Defense system. |
| Advanced Solid Axial Stage (ASAS™) Boosters | Raytheon, Lockheed Martin, NASA | Missile Defense Agency and NASA | ASAS™ boosters are the leading candidates for emerging Missile Defense Agency boost phase intercept requirements. ASAS™ boosters are also being considered for the next generation of NASA sounding rockets. |
| Kinetic Energy Interceptor | Raytheon and Northrop Grumman | Missile Defense Agency | ATK has been selected to supply first, second, and third stage propulsion for KEI booster. |
| **Space Stages:** | | | |
| STAR TM Motors and Stages | Boeing, NASA, and Lockheed Martin | Commercial and government customers | Rocket motors and integrated stages in a range of sizes used as upper stages on a variety of spacecraft and launch vehicles. |
| **Aircraft Structures:** | | | |
| Commercial Aircraft Structures | Boeing, Bell Helicopter | Commercial airlines and private aircraft owners | Boeing 767 composite torsion springs, Bell Helicopter 609 tilt-rotor composite fuselage panels. |
| Military Aircraft | Lockheed Martin, Northrop Grumman, Boeing, Pratt & Whitney, Vought | U.S. Air Force | Composite pivot shaft and structural components for F-22 Stabilator Assembly, F-22 bypass screen, C-17 counterbalance assembly, JSF structures, Global Hawk Radome components, advanced high temperature jet engine components. Radomes and supporting structures for the Wedgetail program. |
| P-3, S-3, C-130 | Lockheed Martin | U.S. Government | Reverse engineering and manufacturing aircraft parts. |

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| Wind Tunnel Models | Various | U.S. Government | Manufacturing models to support research and development programs. |
| F-22 and F-35 | Lockheed Martin | U.S. Government | Machining metal, ceramic, and composite inserts. |
| X-45 | Boeing | U.S. Government | Fabrication and assembly of exhaust components. |
| **Pressure Vessels:** | | | |
| Military, Civil, and Commercial Satellites | Lockheed Martin, Boeing, S/S Loral, OSC, NASA, MELCO | Various | Liquid propulsion propellant tanks with diaphragms, propellant management devices (PMD) and pressurization tanks. |
| Launch vehicles | Lockheed Martin, Boeing, NASA, AVIO | Various | Liquid propulsion propellant tanks, pressurization tanks, and integrated tank and structures. |

*Satellites.* ATK designs and fabricates composite structure components and assemblies for commercial, civil, and military satellites. Products include instrument benches and dimensionally stable assemblies, antennae and reflector assemblies, spacecraft bus structures, power systems components, and other component parts. Programs include numerous components for the A2100, GPS, 702 and Star 2 Buses as well as a number of components for proprietary customers. ATK's precision design, analysis, and fabrication technology is instrumental for the James Webb Space Telescope.

*Hypersonic Vehicles.* ATK GASL supplies hypersonic propulsion, ground and flight testing, and aerospace prototyping. Currently ATK is the prime contractor for NASA's X-43 series of hypersonic flight demonstrations. ATK is involved in a number of advanced propulsion programs for the Defense Advanced Research Projects Agency (DARPA) including FALCON, HyFly, and RASCAL. Each of these programs focuses on either advanced very high speed weapons delivery or affordable responsive space access.

*Space Launch Vehicle Structures.* ATK is under contract with Boeing to produce composite structures for its Delta II, III, and IV family of expendable launch vehicles. For the Delta IV, ATK makes the common booster core nose cones, interstages, composite payload fairing, payload adapters, and other large vehicle structures. ATK also produces large launch vehicle structure components for Lockheed Martin's Atlas V family of expendable launch vehicles, including interstages and a heat shield. Other launch vehicle structures being produced include the payload fairing for Pegasus®, and a payload adapter structure for Ariane V. ATK also produces composite cases for several solid rocket motors. Current programs include GEM motor cases for Delta II, III, and IV; Ground-based Midcourse Defense; Trident II first and second stage; and cases for motors used in Minuteman, KEI, Orbus, Pegasus®, Taurus®, Athena, Minotaur, and Arrow II. ATK is developing low-cost, higher-performing launch structures technology under contract to the Air Force Research Laboratory.

*Missile Defense.* ATK is supplying new propulsion elements for Raytheon's STANDARD Missile-3 (SM-3). SM-3 is a component of the U.S. Navy Aegis Ballistic Missile Defense System, which was initially deployed in 2004. ATK contributions include the Mk136 ASAS™-derived Third Stage Rocket Motor (TSRM) and the solid divert and attitude control system (SDACS) for the missile's Mk142 Kinetic Warhead (KW). The Mk136 TSRM is a dual-pulse rocket motor with integral thrust vector and attitude control systems. It provides the velocity required to track and engage the target. The SDACS provides the final lateral thrust to enable target intercepts.

ATK used its Advanced Solid Axial Stage (ASAS™) booster technology to meet Missile Defense Agency boost phase intercept requirements through the Kinetic Energy Interceptor program. The ASAS™ booster family represents the result of significant government investment in advanced component technologies and manufacturing processes, along with ATK investment in motor demonstration tests. These investments have allowed ATK to provide all three axial propulsion stages for the KEI vehicle.

*Space Stages.* The STAR™ family of motors are used as the upper stages for a variety of launch vehicles, for final positioning of satellites, or to propel a spacecraft beyond earth's orbit. These motors come in a wide variety of sizes (3 to 92 inch diameter) to meet a range of payload applications. STAR™ motors have a 40-year history with more than 3600 successful tests and flights. Integrated STAR™ stages combine proven STAR™ motors with attachment structures and a common avionics module to provide advanced upper stages that are ELV and Shuttle compatible. Most notably, STAR™ 48 motors serving as Delta II upper stages and STAR™ 37FM motors used as spacecraft apogee kick motors (AKMs) have been used to deploy and maintain the USAF Global Positioning System (GPS).

*Aircraft Structures.* ATK is under contract to produce a counterbalance mechanism for the C-17 transport aircraft, composite door springs for Boeing's 767 commercial aircraft and composite pivot shafts, stabilator skins and bypass screens for F-22 military aircraft. ATK produces radomes/supporting structures for the Wedgetail and Global Hawk programs. ATK has a contract to develop and produce fuselage skins for the Bell 609 commercial tilt-rotor aircraft.

*Pressure Vessels.* ATK designs and fabricates titanium and titanium lined pressure vessels for commercial, civil, and military satellites and launch vehicles. Products include liquid propulsion propellant tanks containing active elastomeric diaphragms or passive propellant management devices (PMDs), and monolithic or composite overwrapped pressurant tanks, motor cases, and marine products.

**ATK Mission Research**

The following table summarizes the principal programs in the ATK Mission Research segment, including identification of the customer and the ultimate end-user:

| Principal Programs | Primary Customer | Ultimate End-User | Description |
|---|---|---|---|
| MMIII GRP Shields | Boeing | U.S. Air Force | Radiation Shielding components for the Minuteman III Guidance System Upgrade. |
| Homeland Defense Aircrafts | U.S. Air Force | Homeland Defense | Aircrafts modified for Homeland Defense of United States coastal waters and northern border. |
| DTRA RHM | Defense Threat Reduction Agency (DTRA) | DTRA | Technical support of the DTRA Radiation Hardened Microelectronics (RHM) program. |
| LPD Radomes | Northrop Grumman, Ship Systems | U.S. Navy | Radome manufacturing. |
| DD(X) VSR Radome | Lockheed Martin | U.S. Navy | High Power Radar Radome Development. |

*MMIII GRP Shields.* ATK Mission Research has supported Boeing with the development and production of radiation shielding components for the MMIII guidance system from its Cleanroom Production Facility in Dayton, Ohio. ATK Mission Research is currently in year six of production which is scheduled for nine years. Each year-long production contract is awarded and negotiated as a stand-alone contract.

*Homeland Defense Aircrafts.* Mission Research Integrated Systems, located in Fort Worth, Texas, is under contract to provide integration services and modification of commercial aircraft for Homeland Defense. The first modified aircraft is nearing completion and will be delivered in the near future. Two additional aircraft are currently under contract.

A separate contract, also for modification of commercial aircraft for Homeland Defense, has been awarded to Mission Research Integrated Systems. The first two aircraft have been delivered and production on a third aircraft has begun under an undefinitized contract award (UCA). The UCA for the third aircraft, along with option pricing for three additional aircrafts is expected to be definitized during the first quarter of fiscal 2006.

*DTRA RHM.* The DTRA Radiation Hardened Microelectronics (RHM) program focuses on new technology characterization and mitigation techniques. This program provides an alternative for radiation-hardened electronics. This program includes investigations into the effect of heavy ions on microcircuits and methods for reducing or eliminating these effects. ATK Mission Research is currently in year six of nine years of scheduled production.

*LPD Series Radomes.* ATK Mission Research is outfitting the San Antonio class Landing Platform Dock (LPD) amphibious ships with radomes. These radomes reduce the radar cross section of the ship resulting from masts on the ship. The radomes enclose mast structure and search radar antennas.

*DD(X) Volume Surveillance Radar (VSR) Radome.* ATK Mission Research is designing, developing and manufacturing the first full-size engineering development model (EDM) radome for the low observable VSR radar for DD(X). This is a state of the art design that handles high RF power and possesses anti-icing circuitry. EDM fabrication and delivery is scheduled for early calendar year 2006.

**Major Customers**

ATK's sales are predominantly derived from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. The various U.S. Government customers, which include the U.S. Army, the National Aeronautics and Space Administration (NASA), the U.S. Air Force, and the U.S. Navy, exercise independent purchasing power. As a result, sales to the U.S. Government generally are not regarded as constituting sales to one customer; instead, each contracting customer entity is considered a separate customer.

The approximate percentage breakdown of all fiscal 2005 sales to various categories of customers was as follows:

| Sales to: | |
|---|---|
| U.S. Army | 27% |
| U.S. Air Force | 17% |
| NASA | 15% |
| U.S. Navy | 11% |
| Other U.S. Government customers | 8% |
| Total U.S. Government customers | 78% |
| Commercial and international customers | 22% |
| Total | 100% |

ATK's U.S. Government sales, including sales to U.S. Government prime contractors, during the last three fiscal years were as follows:

| Fiscal | U.S. Government sales | Percent of sales |
|---|---|---|
| 2005 | $2,186 million | 78% |
| 2004 | 1,810 million | 77% |
| 2003 | 1,587 million | 73% |

This significant reliance upon contracts related to U.S. Government programs entails inherent benefits and risks, including those particular to the defense and aerospace industry. ATK derived approximately 14% of its total sales in fiscal 2005 from the Reusable Solid Rocket Motor contract with NASA and approximately 12% from the military small-caliber ammunition contract at Lake City. No other single contract contributed more than 10% of ATK's sales in fiscal 2005. ATK's top five contracts accounted for approximately 38% of fiscal 2005 net sales.

The approximate percentage breakdown of fiscal 2005 sales to the U.S. Government as a prime contractor and a subcontractor was as follows:

| | |
|---|---|
| Sales as a prime contractor | 65% |
| Sales as a subcontractor | 35% |
| Total | 100% |

No single customer, other than the U.S. Government customers listed above, accounted for more than 10% of ATK's fiscal 2005 sales.

Foreign sales for each of the last three fiscal years are summarized below:

| Fiscal | Foreign sales | Percent of sales |
|---|---|---|
| 2005 | $195 million | 7.0% |
| 2004 | 156 million | 6.6% |
| 2003 | 164 million | 7.5% |

Sales to foreign governments must be approved by the Department of Defense and the State Department. Approximately 43% of these sales are in the Precision Systems segment, 32% are in the Ammunition segment, 21% are in the Advanced Propulsion and Space Systems segment, 2% are in the ATK Thiokol segment, and 2% are in the ATK Mission Research segment. These products are sold both directly and through the U.S. Government to U.S. allies.

Major law enforcement customers include the New York City Police Department, the Department of Homeland Security, the Federal Bureau of Investigation, and the U.S. Secret Service. Major customers of the civil ammunition business include retailers such as Wal-Mart, Cabela's, and Gander Mountain, as well as major wholesale distributors.

## Risk Factors

ATK is subject to a number of risks, including those related to being a U.S. Government contractor. Some of the risks facing ATK are discussed below.

***ATK's business could be adversely impacted by reductions or changes in NASA or U.S. Government military spending.***

As the majority of ATK's sales are to the U.S. Government and its prime contractors, ATK depends heavily on the contracts underlying these programs. Also, significant portions of ATK's sales come from a small number of contracts. ATK's top five contracts, all of which are contracts with the U.S. Government, accounted for approximately 38% of fiscal 2005 sales. ATK's largest contract, the Reusable Solid Rocket Motors (RSRM) for NASA's Space Shuttle, represented 14% of ATK's total fiscal 2005 sales and the military small-caliber ammunition contract at Lake City contributed approximately 12% of total fiscal 2005 sales.

In January 2004, President Bush announced a new vision for space exploration, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The program anticipates the Space Shuttle will be retired from service as early as 2010, to be replaced by a new spacecraft and supporting exploration launch systems. Although ATK expects that the RSRM will be part of the NASA launch system supporting space exploration objectives and believes that its RSRM and RSRM derivatives will be important to achieving an affordable launch system for the alternatives now under consideration, future programs and levels of government spending cannot be predicted with certainty. The loss or significant reduction of a material program in which ATK participates could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

U.S. Government contracts are also dependent on the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major program, the contract is usually incrementally funded, and additional monies are normally committed to the contract by the procuring agency only as Congress makes appropriations for future fiscal years. In addition, most U.S. Government contracts are subject to modification if funding is changed. Any failure by Congress to appropriate additional funds to any program in which ATK participates, or any contract modification as a result of funding changes, could materially delay or terminate the program. This could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

***ATK may not be able to react to increases in its costs due to the nature of its U.S. Government contracts.***

ATK's U.S. Government contracts can be categorized as either "cost-plus" or "fixed-price."

*Cost-Plus Contracts.* Cost-plus contracts are cost-plus-fixed-fee, cost-plus-incentive-fee, or cost-plus-award-fee contracts. Cost-plus-fixed-fee contracts allow ATK to recover its approved costs plus a fixed fee. Cost-plus-incentive-fee contracts and cost-plus-award-fee contracts allow ATK to recover its approved costs plus a fee that can fluctuate based on actual results as compared to contractual targets for factors such as cost, quality, schedule, and performance.

*Fixed-Price Contracts.* Fixed-price contracts are firm-fixed-price, fixed-price-incentive, or fixed-price-level-of-effort contracts. Under firm-fixed-price contracts, ATK agrees to perform certain work for a fixed price and absorb any cost underruns or overruns. Fixed-price-incentive contracts are fixed-price contracts under which the final contract prices may be adjusted based on total final costs compared to total target cost, and may be affected by schedule and performance. Fixed-price-level-of-effort contracts allow for a fixed price per labor hour, subject to a contract cap. All fixed-price contracts present the inherent risk of unreimbursed cost overruns, which could have a material adverse effect on operating results, financial condition, or cash flows. The U.S. Government also regulates the accounting methods under which costs are allocated to U.S. Government contracts.

The following table summarizes how much each of these types of contracts contributed to ATK's U.S. Government business in fiscal 2005:

| | |
|---|---|
| *Cost-plus contracts:* | |
| Cost-plus-fixed-fee | 11% |
| Cost-plus-incentive-fee/cost-plus-award-fee | 34% |
| *Fixed-price contracts:* | |
| Firm-fixed-price | 52% |
| Fixed-price-incentive/fixed-price-level-of-effort | 3% |
| Total | 100% |

***ATK's U.S. Government contracts are subject to termination.***

ATK is subject to the risk that the U.S. Government may terminate its contracts with its suppliers, either for its convenience or in the event of a default by the contractor. If a cost-plus contract is terminated, the contractor is entitled to reimbursement of its approved costs. If the contractor would have incurred a loss had the entire contract been performed, then no profit is allowed by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive payment of a total fee proportionate to the percentage of the work completed under the contract. If a fixed-price contract is terminated, the contractor is entitled to receive payment for items delivered to and accepted by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive fair compensation for work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and a reasonable profit on the costs incurred or committed. If a contract termination is for default:

- the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government,
- the U.S. Government is not liable for the contractor's costs for unaccepted items, and is entitled to repayment of any advance payments and progress payments related to the terminated portions of the contract, and
- the contractor may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

***ATK is subject to procurement and other related laws and regulations, non-compliance with which may expose ATK to adverse consequences.***

ATK is subject to extensive and complex U.S. Government procurement laws and regulations, along with ongoing U.S. Government audits and reviews of contract procurement, performance, and administration. ATK could suffer adverse consequences if it were to fail to comply, even inadvertently, with these laws and regulations or with laws governing the export of munitions and other controlled products and commodities; or commit a significant violation of any other federal law. These consequences could include contract termination; civil and criminal penalties; and, under certain circumstances, ATK's suspension and debarment from future U.S. Government contracts for a period of time. In addition, foreign sales are subject to greater variability and risk than ATK's domestic sales. Foreign sales subject ATK to numerous stringent U.S. and foreign laws and regulations, including regulations relating to import-export control, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act. Failure to comply with these laws and regulations could result in material adverse consequences to ATK.

*Novation of U.S. Government contracts involves risk.*

When U.S. Government contracts are transferred from one contractor to another, such as in connection with the sale of a business, the U.S. Government may require that the parties enter into a novation agreement. A novation agreement generally provides that:

- the transferring contractor guarantees or otherwise assumes liability for the performance of the acquiring contractor's obligations under the contract,
- the acquiring contractor assumes all obligations under the contract, and
- the U.S. Government recognizes the transfer of the contract and related assets.

ATK has completed novation agreements covering U.S. Government contracts acquired in the Boeing Ordnance (now known as ATK Gun Systems) and Science and Applied Technology (now known as ATK Missile Systems) acquisitions. These novation agreements provide that ATK assumes all obligations under the acquired contracts and that the U.S. Government recognizes the transfers to ATK of the acquired contracts and related assets. Under each novation agreement, the acquired contracts are scheduled to be performed over time, and it is not expected that they will be fully and finally discharged for several years. Under each novation agreement, the seller of the respective assets has agreed to indemnify ATK against any liability that ATK may incur under the novation agreement caused by any prior failure by the seller to perform its obligations under its respective novated contracts. ATK has agreed to indemnify the seller against any liability that the seller may incur under the novation agreement caused by any failure by ATK to perform its obligations under the novated contracts. ATK was not required to novate the U.S. Government contracts acquired in the Thiokol acquisition because ATK acquired Cordant Technologies, Inc.'s (the entity that owned the assets and liabilities of the Thiokol propulsion business) stock, rather than the assets of the business. ATK has provided the U.S. Government with a corporate guarantee that its obligations under the contracts will be fulfilled. ATK did not acquire any U.S. Government contracts that required novation in the acquisition of the civil ammunition business or its recent acquisition of the PSI Group. ATK was not required to novate the U.S. Government contracts acquired in the acquisitions of Composite Optics, Inc., Micro Craft Inc., GASL, Inc. or Mission Research Corporation because ATK acquired the stock, rather than the assets of the businesses.

***Other risks associated with U.S. Government contracts may expose ATK to adverse consequences.***

In addition, like all U.S. Government contractors, ATK is subject to risks associated with uncertain cost factors related to:

- scarce technological skills and components,
- the frequent need to bid on programs in advance of design completion, which may result in unforeseen technological difficulties and/or cost overruns,
- the substantial time and effort required for design and development,
- design complexity,
- rapid obsolescence, and
- the potential need for design improvement.

***ATK has a substantial amount of debt, and the cost of servicing that debt could adversely affect ATK's business and hinder ATK's ability to make payments on its debt.***

ATK has a substantial amount of indebtedness. As of March 31, 2005, ATK had total debt of $1,134 million. In addition, ATK had approximately $67.7 million of outstanding but undrawn letters of credit and, taking into account these letters of credit, an additional $232.3 million of availability under its revolving credit facility. Additional information on ATK's debt can be found under "Liquidity and Capital Resources" in Item 7 of this report.

ATK has demands on its cash resources in addition to interest and principal payments on its debt, including, among others, operating expenses. ATK's level of indebtedness and these significant demands on ATK's cash resources could:

- make it more difficult for ATK to satisfy its obligations,
- require ATK to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the amount of cash flow available for working capital, capital expenditures, share repurchases, acquisitions, and other general corporate purposes,
- limit ATK's flexibility in planning for, or reacting to, changes in the defense and aerospace industries,
- place ATK at a competitive disadvantage compared to competitors that have lower debt service obligations and significantly greater operating and financing flexibility,
- limit, along with the financial and other restrictive covenants applicable to ATK's indebtedness, among other things, ATK's ability to borrow additional funds,
- increase ATK's vulnerability to general adverse economic and industry conditions, and
- result in an event of default upon a failure to comply with financial covenants contained in ATK's senior credit facilities which, if not cured or waived, could have a material adverse effect on ATK's business, financial condition, or results of operations.

ATK's ability to pay interest on and repay its long-term debt and to satisfy its other liabilities will depend upon future operating performance and ATK's ability to refinance its debt as it becomes due. ATK's future operating performance and ability to refinance will be affected by prevailing economic conditions at that time and financial, business and other factors, many of which are beyond ATK's control.

If ATK is unable to service its indebtedness and fund operating costs, ATK will be forced to adopt alternative strategies that may include:

- reducing or delaying expenditures for capital equipment and/or share repurchases,
- seeking additional debt financing or equity capital,
- selling assets, or
- restructuring or refinancing debt.

There can be no assurance that any such strategies could be implemented on satisfactory terms, if at all.

***ATK is subject to intense competition and therefore may not be able to compete successfully.***

ATK encounters competition for most contracts. Some of these competitors have substantially greater financial, technical, marketing, manufacturing, distribution, and other resources. ATK's ability to compete for these contracts depends to a large extent upon:

- its effectiveness and innovativeness of research and development programs,
- its ability to offer better program performance than the competitors at a lower cost,

- its readiness with respect to facilities, equipment, and personnel to undertake the programs for which it competes, and
- its past performance and demonstrated capabilities.

In some instances, the U.S. Government directs a program to a single supplier. In these cases, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the U.S. Government chooses to open the particular program to competition. ATK's sole-source contracts accounted for 62% of U.S. Government sales in fiscal 2005 and include the following programs: reusable solid rocket motor (RSRM) Space Shuttle boosters, Trident II missiles, Minuteman III Propulsion Replacement Program, Titan IV solid rocket motor upgrade space boosters, Advanced Medium-Range Air-to-Air Missile (AMRAAM), Hellfire, Sensor Fuzed Weapon propulsion systems, M830A1 multi-purpose tank ammunition rounds, Volcano anti-tank scatterable barriers, M789 Lightweight 30 High Explosive Dual Purpose (HEDP) for medium-caliber ammunition, the AAR-47 missile warning system, Javelin launch tubes, M829A3 tank ammunition, Solid Divert and Attitude Control Systems and Third Stage Rocket Motors (SDACS/TSRM), STARTM Motors, Advanced Anti-Radiation Guided Missile (AARGM), Mobile Ground-to-Air Radar Jamming System (MGARJS), and the XM-29/XM-8/XM-25 Family of Gun Systems.

In the commercial ammunition and accessories markets, ATK competes against manufacturers that have well-established brand names and strong market positions.

ATK generally faces competition from a number of competitors in each business area, although no single competitor competes along all five of ATK's segments. ATK's principal competitors in each of its segments are as follows:

*ATK Thiokol:* Aerojet-General Corporation, a subsidiary of GenCorp Inc.; Pratt & Whitney Space and Missile Propulsion of United Technologies Corporation; and Rocketdyne, Inc., a subsidiary of The Boeing Company.

*Ammunition:* General Dynamics Ordnance and Tactical Systems, Inc., a subsidiary of General Dynamics Corporation; SNC Technologies Inc.; Winchester Ammunition of Olin Corporation; Remington; and various importers, including P.M.C., Fiocchi, and Selliers & Belloitt.

*Precision Systems:* Aerojet-General Corporation, a subsidiary of GenCorp Inc.; General Dynamics Corporation; Lockheed Martin Corporation; Raytheon Company; Textron Inc.; L3/KDI; and L3/Bulova Technologies.

*Advanced Propulsion and Space Systems:* Pratt & Whitney Space and Missile Propulsion of United Technologies Corporation; Aerojet-General Corporation, a subsidiary of GenCorp Inc.; The Boeing Company; Lockheed Martin Corporation; L-3 Communications Corporation; Northrop Grumman Corporation; GKN plc; AAR Corp.; Marion and Lincoln Composites, both subsidiaries of General Dynamics Corporation; Vought Aircraft Industries, Inc.; Goodrich Corporation; and Applied Aerospace Structures Corporation.

*ATK Mission Research:* Science Applications International Corporation (SAIC); The Titan Corporation; L-3 Communications Corporation; Ball Aerospace & Technologies Corporation, a subsidiary of Ball Corporation; and Georgia University of Technology.

The downsizing of the munitions industrial base has resulted in a reduction in the number of competitors through consolidations and departures from the industry. This has reduced the number of competitors for some programs, but has strengthened the capabilities of some of the remaining competitors. In addition, it is possible that there will be increasing competition from the remaining competitors in business areas where they do not currently compete, particularly in those business areas dealing with electronics.

***Disruptions in the supply of key raw materials and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact ATK.***

Key raw materials used in ATK's operations include aluminum, steel, steel alloys, copper, brass, lead, graphite fiber, prepreg, hydroxy terminated polybutadiene, epoxy resins and adhesives, ethylene propylene diene monomer rubbers, cotton fiber, wood pulp cellulose, diethylether, x-ray film, plasticizers and nitrate esters, impregnated ablative materials, various natural and synthetic rubber compounds, polybutadiene, acrylonitrile, and ammonium perchlorate. ATK also purchases chemicals; electronic, electro-mechanical and mechanical components; subassemblies; and subsystems which are integrated with the manufactured parts for final assembly into finished products and systems.

ATK closely monitors sources of supply to assure that adequate raw materials and other supplies needed in manufacturing processes are available. As a U.S. Government contractor, ATK is frequently limited to procuring materials and components from sources of supply approved by the U.S. Department of Defense (DoD). In addition, as business conditions, the DoD budget, and Congressional allocations change, suppliers of specialty chemicals and materials sometimes consider dropping low volume items from their product lines, which may require, as it has in the past, qualification of new suppliers for raw materials on key programs. The supply of ammonium perchlorate, a principal raw material used in ATK's operations, is limited to a single source that supplies the entire domestic solid propellant industry. This single source, however, maintains two separate manufacturing lines a reasonable distance apart, which mitigates the likelihood of a fire, explosion, or other problem impacting all production. ATK may also rely on one primary supplier for other production materials. Although other suppliers of the same materials may exist, the addition of a new supplier may require ATK to qualify the new source for use. The qualification process may impact ATK's profitability or ability to meet contract deliveries.

Certain suppliers of materials used in the manufacturing of rocket motors have discontinued the production of some materials. These materials include certain insulation and resin materials for rocket motor cases and aerospace grade rayon for nozzles. ATK has qualified new replacement materials for some programs. For other programs, ATK or ATK's customer has procured sufficient inventory to cover current program requirements and is in the process of qualifying new replacement materials to be qualified in time to meet future production needs. ATK's profitability may be affected if unforeseen difficulties in developing and qualifying replacement materials occur.

ATK is also impacted by increases in the prices of raw materials used in production on fixed-price contracts. Most recently, ATK has seen an increase in the price of commodity metals, primarily lead, copper, steel, and zinc. The increased cost of natural gas and electricity also has an impact on the cost of operating ATK's factories.

Prolonged disruptions in the supply of any of ATK's key raw materials, difficulty completing qualification of new sources of supply, implementing use of replacement materials or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on ATK's operating results, financial condition, or cash flows.

***Due to the volatile and flammable nature of its products, fires or explosions may disrupt ATK's business.***

Many of ATK's products involve the manufacture and/or handling of a variety of explosive and flammable materials. From time to time, these activities have resulted in incidents which have temporarily shut down or otherwise disrupted some manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. ATK has safety and loss prevention programs which require detailed pre-construction reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. However, ATK cannot ensure that it will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on its results of operations, financial condition, or cash flows.

***ATK is subject to environmental rules and regulations, non-compliance with which may expose ATK to adverse consequences.***

ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that ATK owns or operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. ATK could incur substantial costs, including remediation costs, fines, and penalties, or third party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50,000. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Kenvil, NJ facility or the Clearwater, FL facility. In accordance with its agreement with Hercules, ATK notified Hercules of all known contamination on federal lands on or before March 31, 2005.

- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29 million, ATK and Alcoa have agreed to split evenly any amounts between $29 million and $49 million, and ATK is responsible for any payments in excess of $49 million.

- With respect to the civil ammunition business' facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify ATK for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount's indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties. The third party's obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, Blount, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows.

In December 2001, ATK received notice from the State of Utah of a potential claim against ATK under Section 107(f) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for natural resource damages at Bacchus, one of the Hercules Facilities, in Magna, Utah. The notice letter, which was issued to preserve the State's rights under CERCLA, also expressly acknowledged the State's willingness to allow ATK to go forward with its currently-planned monitoring and remediation program. The State's preliminary estimate of damages contained in this claim was $139 million, which is based on known and alleged groundwater contamination at and near Bacchus and is related to Hercules' manufacturing operations at the site. ATK has had discussions with the State regarding this claim and entered into a tolling agreement with the State in fiscal 2002. In fiscal 2003, ATK entered into a similar tolling agreement with the State regarding the Promontory facility that was acquired from Alcoa in the acquisition of Thiokol. These agreements effectively defer the bringing of any potential claim against ATK by the State for a period of at least 10 years. They allow ATK time to continue to identify and address the contamination by the normal and planned regulatory remediation processes in Utah. Although ATK has previously made accruals for its best estimate of the probable and reasonably estimable costs related to the remediation obligations known to ATK with respect to the affected areas, ATK cannot yet predict if or when a suit may be filed against it, nor can ATK determine any additional costs that may be incurred in connection with this matter.

While ATK has environmental management programs in place to mitigate risks, and environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

**Backlog**

The total amount of Contracted Backlog was approximately $3.7 billion as of March 31, 2005, compared to $3.8 billion as of March 31, 2004. Contracted Backlog is the estimated value of contracts for which ATK is authorized to incur costs and for which orders have been recorded, but for which revenue has not yet been recognized. Included in Contracted Backlog as of March 31, 2005 was $1.1 billion of contracts that were not yet funded. Approximately 41% of Contracted Backlog as of March 31, 2005 is not expected to be filled within fiscal 2006. Total Backlog, which includes Contracted Backlog plus the value of unexercised options, was approximately $5.0 billion as of March 31, 2005 and $5.1 billion as of March 31, 2004.

## Research and Development

ATK conducts a significant amount of research and development (R&D). Company-funded R&D is primarily for the development of next-generation technology. Customer-funded R&D primarily represents R&D efforts that ATK undertakes under contracts with the U.S. Government and its prime contractors. R&D expenditures in each of the last three fiscal years were as follows:

| Fiscal | Company-funded Research and Development | Customer-funded Research and Development |
|---|---|---|
| 2005 | $37.9 million | $478.1 million |
| 2004 | 28.9 million | 250.0 million |
| 2003 | 26.8 million | 231.0 million |

## Seasonality

Sales of sporting ammunition are significantly higher in ATK's second and third fiscal quarters. ATK's other business is generally not seasonal in nature.

## Employees

As of March 31, 2005, ATK had approximately 14,000 employees. Approximately 12% of these employees were covered by collective bargaining agreements. The following table summarizes the number of these agreements, the expiration dates of the agreements, and the approximate number of employees represented.

| Location | Number of Contracts | Expiration Date | Approximate Number of Employees Represented |
|---|---|---|---|
| Rocket Center, WV | 2 | November 14, 2010 | 15 |
| | | August 14, 2010 | 420 |
| Magna, UT | 1 | February 15, 2007 | 230 |
| Janesville, WI | 1 | May 30, 2005 | 125 |
| Minneapolis, MN area | 1 | September 30, 2005 | 20 |
| Radford, VA | 2 | October 6, 2005 | 745 |
| | | November 1, 2005 | 135 |

Relations between ATK and unionized and non-unionized employees and their various representatives are generally considered satisfactory. However, ATK cannot ensure that new labor contracts can be agreed to without work stoppages and resultant adverse financial impacts. The expiration date of the Janesville, WI agreement coincides with ATK's expected exit date from the facilities as noted in "Restructuring Charges" below.

## Patents

As of March 31, 2005, ATK owned approximately 390 U.S. patents and 330 foreign patents and had approximately 150 U.S. patent applications and 215 foreign patent applications pending. Although the conduct of ATK's business involves the manufacture of various products that are covered by patents, ATK does not believe that any one single existing patent or license or group of patents is material to the success of the business as a whole. ATK believes that unpatented research, development, and engineering skills also make an important contribution to its business. The U.S. Government typically receives royalty-free licenses to inventions made under U.S. Government contracts. In addition, ATK's policy is to protect proprietary information from unauthorized disclosure, consistent with which, ATK ordinarily requires employees to sign confidentiality agreements as a condition of employment.

As many of ATK's products and solutions include complex technology involving patented and other proprietary technologies, ATK faces a risk of claims that it has infringed third parties' intellectual property rights. Any such claims could result in costly and time-consuming litigation, the invalidation of intellectual property rights, or increased licensing costs.

**Captive Insurance Subsidiary**

During fiscal 2004, ATK dissolved its wholly-owned captive insurance subsidiary, Alliant Assurance Ltd. (Assurance). The environmental remediation and postretirement medical and life insurance benefits liabilities that Assurance had assumed were transferred back to the parent company. ATK then established a new captive insurance subsidiary, ATK Insurance Company, a wholly-owned subsidiary of ATK. ATK Insurance Company provides insurance and reinsurance for the property and liability risks of ATK. The various types of insurance coverage provided includes property damage and business interruption risks, excess liability, workers' compensation, automobile, and general liability risks. The insurance subsidiary insures directly and reinsures an admitted carrier.

**Executive Officers**

The following table sets forth certain information with respect to ATK's executive officers as of May 1, 2005:

| Name | Age | Title |
|---|---|---|
| Daniel J. Murphy | 56 | Chairman of the Board, President, and Chief Executive Officer |
| Dianne Deering Anton | 48 | Vice President, Contracts and Strategic Agreements |
| Mark W. DeYoung | 46 | Senior Vice President, Ammunition |
| Ronald D. Dittemore | 53 | Senior Vice President, ATK Thiokol |
| Michael B. Dolby | 46 | President, ATK Mission Research |
| John E. Gordon | 64 | Senior Vice President, Washington Operations |
| Blake E. Larson | 45 | Senior Vice President, Advanced Propulsion and Space Systems |
| Robert J. McReavy | 46 | Vice President and Treasurer |
| Mark L. Mele | 48 | Senior Vice President, Corporate Strategy |
| Paula J. Patineau | 51 | Senior Vice President, Human Resources and Administrative Services |
| John S. Picek | 50 | Vice President and Controller |
| Eric S. Rangen | 48 | Executive Vice President and Chief Financial Officer |
| Keith D. Ross | 48 | Senior Vice President, General Counsel, and Corporate Secretary |
| Brian V. See | 47 | Vice President, Mission Assurance |
| Donald E. Shaffer | 61 | Special Assistant to the Chief Executive Officer |
| Nicholas G. Vlahakis | 57 | Executive Vice President and Chief Operating Officer |
| Thomas R. Wilson | 59 | Senior Vice President, Precision Systems |

Each of the above individuals serves at the pleasure of the Board of Directors and is subject to reelection annually on the date of the Annual Meeting of Stockholders. No family relationship exists among any of the executive officers or among any of them and any director of ATK. There are no outstanding loans from ATK to any of these individuals. Information regarding the employment history (in each case with ATK unless otherwise indicated) of each of the executive officers is set forth below.

*Daniel J. Murphy* has served as CEO since October 2003, and as Chairman of the Board since April 2005. From 2002 to 2003, he was Group Vice President, Precision Systems. From 2001 to 2002, he served as President of ATK Tactical Systems Company. Prior to joining ATK in 2000, he served for 30 years in the U.S. Navy, attaining the rank of Vice Admiral.

*Dianne Deering Anton* has held her present position since 2003. From 2002 to 2003, she was Vice President, Contracts and Strategic Agreements, for the Precision Systems Group. From 1999 to 2002, she was Executive Vice President, Operations, and Vice President, Finance, and Controller for ATK Ordnance Systems.

*Mark W. DeYoung* has served in his present position since 2002, holding the title of Senior Vice President, Ammunition, since 2004 and Group Vice President, Ammunition, from 2002 to 2004. He was President, ATK Ammunition and Related Products, from 2001 to 2002. Before that, he was President, ATK Lake City Ammunition.

*Ronald D. Dittemore* has held his present position since 2004. Mr. Dittemore joined ATK in 2003 as assistant to the Chief Operating Officer, following a 26-year career with NASA. He served in several NASA senior executive positions, including Director of the Space Shuttle Program.

*Michael B. Dolby* has held his present position since 2005. He was Vice President, Business Development, from 2004 to 2005, and Vice President, Mergers and Acquisitions, from 2001 to 2004. Prior to that he was Vice President, Corporate Strategic Development.

*John E. Gordon* has held his present position since 2001. Prior to that, he was Corporate Vice President and director of Washington, D.C. Operations for Litton Industries. Mr. Gordon also worked for Northrop Grumman Corporation in the company's Washington office.

*Blake E. Larson* has held his present position since 2005. From 2004 to 2005, he was Vice President and General Manager, ATK Space Systems. From 2003 to 2004, he was Executive Vice President, ATK Ordnance and Ground Systems. He served as President, ATK Precision Fuze Company, from 2000 to 2003.

*Robert J. McReavy* has held his present position since October 2001. From June 2001 until October 2001, he served as Vice President, Tax. Prior to joining ATK, he was a partner in the international public accounting firm Deloitte & Touche LLP, and also held partner and associate positions with two law firms.

*Mark L. Mele* has served in his present position since 2005. He was Senior Vice President, Corporate Strategy and Investor Relations, from 2004 to 2005, and Vice President, Corporate Strategy and Investor Relations, from 2001 to 2004. Prior to that he was Vice President, Investor Relations and Strategic Planning.

*Paula J. Patineau* has held her present position since 2004. From April 2004 until November 2004, she was Senior Vice President and Chief People Officer. From 2002 to 2004, she was Vice President and Chief People Officer. She was Vice President, Human Resources, and Senior Financial Officer from 2000 to 2002.

*John S. Picek* has held his present position since 2000. From 1997 until 2000, he served as Director of Corporate Finance.

*Eric S. Rangen* has served in his current position since 2001, holding the title of Executive Vice President and Chief Financial Officer since April 2004 and Vice President and Chief Financial Officer from 2001 to 2004. Prior to that, he was a partner with the international public accounting firm Deloitte & Touche LLP.

*Keith D. Ross* has held his present position since 2004. From 2001 to 2004, he served as Vice President and Assistant General Counsel. Prior to joining ATK, Mr. Ross held corporate legal positions in the manufacturing and financial services industries and was an attorney with several law firms.

*Brian V. See* has held his present position since May 2005. Prior to that he had served as Vice President, Technology, since April 2004, and as President, ATK Mission Research, since June 2004. From 2002 to 2004 he was Vice President, Technology and Quality, for the ATK Precision Systems Group. He was Director of Technology for ATK's defense businesses from 1998 to 2002.

*Donald E. Shaffer* has held his present position since 2005. From 2004 to 2005, he was Senior Vice President, ATK Advanced Propulsion and Space Systems Group. From 2003 to 2004, he was President, ATK Elkton. He was Vice President and General Manager, ATK Elkton, from 2000 to 2003.

*Nicholas G. Vlahakis* has served in his present position since 2002, holding the title of Executive Vice President and Chief Operating Officer since April 2004 and Senior Vice President and Chief Operating Officer from 2002 to 2004. From 2001 to 2002, he was Group Vice President, Defense. Prior to that he was Group Vice President, Conventional Munitions.

*Thomas R. Wilson* has held his present position since 2003. Mr. Wilson joined ATK in 2002 as President of ATK Missile Systems. Prior to joining ATK, he served as an intelligence officer in the U.S. Navy for 34 years, attaining the rank of Vice Admiral.

**Available Information**

ATK makes available, free of charge on its internet website, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission (the SEC). You can find these reports on ATK's website at www.atk.com under the "Investor Relations" heading.

These reports may also be obtained at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. Information on the operation of the Public Reference Room is available by calling the SEC at (202) 942-8090. You may also access this information at the SEC's website (http://www.sec.gov). This site contains reports, proxies, and information statements, and other information regarding issuers that file electronically with the SEC.

**ITEM 2. PROPERTIES**

*Facilities.* As of March 31, 2005, ATK occupied manufacturing, assembly, warehouse, test, research, development, and office facilities having a total floor space of approximately 18.9 million square feet. These facilities are either owned or leased, or are occupied under facilities-use contracts with the U.S. Government. The following table provides summary information about the location and size of these facilities, and indicates which segment is the principal user of the facility—ATK Thiokol ("Th"), Ammunition ("Am"), Precision Systems ("PS"), Advanced Propulsion and Space Systems ("AP") or ATK Mission Research ("MR"). In some cases, the facility is used by more than one segment.

| | Owned | Leased | Gov't Owned(1) | Total |
|---|---|---|---|---|
| | (thousands of square feet) | | | |
| **Principal Facilities** | | | | |
| Arizona | | | | |
| Mesa (Am) | 57 | 25 | | 82 |
| California | | | | |
| Commerce (AP) | | 104 | | 104 |
| Corona (AP) | | 116 | | 116 |
| Goleta (AP) | | 58 | | 58 |
| Oroville (Am) | 110 | | | 110 |
| Rancho Bernardo (AP) | | 43 | | 43 |

| | Owned | Leased | Gov't Owned(1) | Total |
|---|---|---|---|---|
| | | (thousands of square feet) | | |
| San Diego (AP) | | 176 | | 176 |
| Santa Barbara (MR) | | 45 | | 45 |
| Torrance (MR) | | 12 | | 12 |
| Woodland Hills (PS) | | 99 | | 99 |
| Colorado | | | | |
| Colorado Springs (MR) | | 25 | | 25 |
| Florida | | | | |
| Clearwater (PS) | | 113 | | 113 |
| Idaho | | | | |
| Lewiston (Am) | 305 | 3 | | 308 |
| Indiana | | | | |
| Richmond (Am) | 40 | | | 40 |
| Iowa | | | | |
| Burlington (PS) | | 20 | | 20 |
| Maryland | | | | |
| Elkton (AP) | 345 | | | 345 |
| Minnesota | | | | |
| Anoka (Am) | 845 | | | 845 |
| Arden Hills (Am)(6) | | | 437 | 437 |
| Edina(2) | | 82 | | 82 |
| Elk River (PS) | 145 | | | 145 |
| Plymouth (PS) | | 141 | | 141 |
| Mississippi | | | | |
| Iuka (AP) | | 325 | | 325 |
| Missouri | | | | |
| Independence (Am) | | | 2,553 | 2,553 |
| New Mexico | | | | |
| Albuquerque (MR) | | 54 | | 54 |
| New York | | | | |
| Ronkonkoma (AP) | | 57 | | 57 |
| Ohio | | | | |
| Dayton (MR) | | 68 | | 68 |
| Pennsylvania | | | | |
| Horsham (PS) | | 51 | | 51 |
| Tennessee | | | | |
| Tullahoma (AP) | | 86 | | 86 |
| Texas | | | | |
| Fort Worth (MR) | | 65 | | 65 |
| Utah | | | | |
| Brigham (includes Promontory) (Th) | 3,434 | | | 3,434 |
| Clearfield (AP) | | 1,231 | | 1,231 |
| Corrine (Th) | | 11 | | 11 |
| Logan (MR) | | 11 | | 11 |
| Magna (Th)(3) | 1,775 | | 518 | 2,293 |
| Ogden (AP) | | 105 | | 105 |
| Virginia | | | | |
| Arlington | | 14 | | 14 |
| Newington (MR) | | 15 | | 15 |

| | Owned | Leased | Gov't Owned(1) | Total |
|---|---|---|---|---|
| | (thousands of square feet) | | | |
| Radford (Am) | | | 3,809 | 3,809 |
| West Virginia | | | | |
| Rocket Center (PS) | 96 | | 873 | 969 |
| Wisconsin | | | | |
| Janesville (PS) | 110 | | | 110 |
| Onalaska (Am) | 250 | | | 250 |
| Subtotal(4) | 7,512 | 3,155 | 8,190 | 18,857 |
| Other Facilities(5) | 7 | 68 | | 75 |
| Total | **7,519** | **3,223** | **8,190** | **18,932** |
| Percent of total | 40% | 17% | 43% | 100% |

(1) These facilities are occupied rent-free under facilities contracts that generally require ATK to pay for all utilities, services, and maintenance costs.

(2) The Edina facility is ATK's corporate headquarters.

(3) ATK leases 4,043 acres in Magna, UT with renewal options through 2022.

(4) Operating segment usage of these facilities is as follows (in thousands of square feet): ATK Thiokol 5,738; Ammunition 8,434; Precision Systems 1,648; Advanced Propulsion and Space Systems 2,646, and ATK Mission Research 295.

(5) Principally sales and other offices, each of which has less than 10,000 square feet of floor space.

(6) This facility is vacant until final approval of its exit as discussed in "Restructuring Charges" in Item 7 below.

*Land.* The following table provides summary information about the location, size, and use of other owned or leased land, and indicates which segment is the principal user of the land:

| | Owned | Leased | Use |
|---|---|---|---|
| | (acres) | | |
| **Location** | | | |
| Idaho | | | |
| Lewiston (Am) | 28 | | Storage |
| Utah | | | |
| Brigham (Th) | | 2,365 | Testing sites for illuminating devices |
| Brigham (Th) | 2,146 | | Land, wells, airstrip, illuminating device test range |
| Corrine (Th) | | 163 | Pressure zone |
| Magna (Th) | 414 | | Buffer zone |
| Minnesota | | | |
| Elk River (PS) | 3,089 | | Assembly, test, and evaluation |
| New Mexico | | | |
| Socorro (PS) | | 1,177 | Assembly, test, and evaluation |

ATK personnel also occupy space at the following facilities that are not owned or operated by ATK: Marshall Space Flight Center, Huntsville, AL; Kennedy Space Center, Cape Canaveral, FL; Vandenburg Air Force Base, Vandenburg, CA; and Picatinny Arsenal, Picatinny, NJ.

ATK's properties are well maintained and in good operating condition and are sufficient to meet ATK's near-term operating requirements.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its future operating results, financial condition, or cash flows.

On March 12, 2002, a civil action was filed against ATK in the U.S. District Court for the Southern District of California, *National Metal Technologies, Inc. and National Manufacturing Technologies, Inc. v. Alliant Techsystems Inc., et al.*, asserting various claims arising in connection with an agreement under which National Metal Technologies, Inc. (NMT) agreed to supply ATK with ammunition links for small- and medium-caliber ammunition. Specifically, the plaintiffs alleged that they were entitled to damages in excess of $30 million for alleged breach of contract, violation of the antitrust laws, and tortious interference with prospective economic advantage as a result of ATK's termination of the supply agreement in 2001. ATK denied these allegations and alleged that the agreement was terminated as a result of NMT's default. On March 24, 2005, ATK and NMT agreed to settle the litigation for $6 million.

*U.S. Government Investigations* ATK is also subject to U.S. Government investigations from which civil, criminal, or administrative proceedings could result. Such proceedings could involve claims by the U.S. Government for fines, penalties, compensatory and treble damages, restitution, and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. ATK believes, based upon all available information, that the outcome of any such pending government investigations will not have a material adverse effect on its operating results, financial condition, or cash flows.

*Environmental Remediation* ATK's operations and ownership or use of real property are subject to a number of federal, state, and local laws and regulations, including those for discharge of hazardous materials and remediation of contaminated sites. Due in part to their complexity and pervasiveness, such laws and regulations have resulted in ATK being involved with a number of related legal proceedings, claims, and remediation obligations. ATK routinely assesses, based on in-depth studies, expert analyses, and legal reviews, its contingencies, obligations, and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties. ATK's policy is to accrue and charge to expense in the current period any identified exposures related to environmental remediation sites based on estimates of investigation, cleanup, and monitoring costs to be incurred.

ATK could incur substantial costs, including cleanup costs, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, and ATK has environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

The description of certain environmental matters contained in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Contingencies" is incorporated herein by reference.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of fiscal 2005.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

ATK's common stock is listed and traded on the New York Stock Exchange under the symbol "ATK". The following table presents the high and low sales prices of the common stock for the periods indicated:

| Period | High | Low |
|---|---|---|
| Fiscal 2005: | | |
| Quarter ended March 31, 2005 | $75.50 | $62.86 |
| Quarter ended January 2, 2005 | 67.82 | 56.05 |
| Quarter ended October 3, 2004 | 66.86 | 56.07 |
| Quarter ended July 4, 2004 | 64.16 | 54.34 |
| Fiscal 2004: | | |
| Quarter ended March 31, 2004 | 60.59 | 53.14 |
| Quarter ended December 28, 2003 | 56.99 | 47.38 |
| Quarter ended September 28, 2003 | 55.98 | 46.50 |
| Quarter ended June 29, 2003 | 55.35 | 47.16 |

The number of holders of record of ATK's common stock as of May 13, 2005, was 9,122.

ATK has never paid cash dividends on its common stock. ATK's dividend policy is reviewed by the Board of Directors from time to time as may be appropriate in light of relevant factors existing at such times, including the extent to which the payment of cash dividends may be limited by covenants contained in ATK's Senior Credit Facility (as described under "Liquidity and Capital Resources" in Item 7 of this report). As of March 31, 2005, the Senior Credit Facility limited the aggregate sum of dividends plus other designated restricted payments incurred after March 31, 2004 to $75 million. On May 5, 2005, ATK entered into an amendment to its Senior Credit Facility, as discussed under the heading "Liquidity and Capital Resources" in Item 7 of this report. The amended agreement allows for unlimited restricted payments as long as ATK maintains certain debt limits, with an annual limit of $50 million when those debt limits are not met. The Senior Credit Facility also prohibits dividend payments if loan defaults exist or the financial covenants contained in the Facility are not met.

## Equity Compensation Plan Information

The following table gives information about ATK's common stock that may be issued upon the exercise of options, warrants and rights under each of ATK's existing equity compensation plans as of March 31, 2005:

| | Number of securities to be issued upon exercise of outstanding options, warrants, and rights | Weighted-average exercise price of outstanding options, warrants, and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column) |
|---|---|---|---|
| Equity compensation plans approved by security holders: | | | |
| 1990 Equity Incentive Plan ........ | 1,740,662 | $54.92 | 1,051,959(1) |
| 1997 Employee Stock Purchase Plan ......................... | — | N/A | 474,746(2) |
| Non-Employee Director Restricted Stock Plan.................... | — | N/A | 31,466(3) |
| Management Compensation Plan .. | — | N/A | 697,515(4) |
| Equity compensation plans not approved by security holders: | | | |
| 2000 Stock Incentive Plan ......... | 509,440 | 38.18 | 0 |
| Total ............................ | 2,250,102 | $51.13 | 2,255,686 |

(1) Includes 644,756 shares reserved for issuance in connection with grants of performance share awards, which shares will be issued only if specified performance targets are achieved. Under the plan, no more than 843,750 shares may be issued in connection with awards of performance shares.

(2) Shares are issued based on employees' elections to participate in the plan.

(3) Shares available for awards of restricted stock in accordance with the terms of the plan.

(4) Shares may be issued under the plan in payment of annual incentive compensation.

The 2000 Stock Incentive Plan (the 2000 Plan) is administered by the Personnel and Compensation Committee (the P&C Committee) of ATK's Board of Directors. ATK stopped granting options and all other awards under the 2000 Plan in January 2004 and is only continuing the plan for the exercise, payment or forfeiture of awards granted in or before January 2004. Under the 2000 Plan, all employees (other than officers and directors), consultants, and independent contractors providing services to ATK or its affiliates were eligible to receive awards. The P&C Committee designated the participants who received awards, determined the types and amounts of awards granted, and determined the terms and conditions of awards granted, subject to the provisions of the 2000 Plan. The 2000 Plan provided for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards. Options granted under the 2000 Plan have an exercise price equal to the fair market value of ATK's common stock on the date of grant. Options granted under the 2000 Plan prior to January 2004 vest in three equal annual installments and have a term of 10 years. Options granted in January 2004 vest after three years and have a term of seven years. Options may vest immediately in the event of a change in control of ATK or in the event of a participant's death, disability or retirement. If an option holder's employment terminates, the option remains exercisable for a fixed period of time, as determined by the P&C Committee, up to the remainder of the option's term. Payment of the exercise price of an option may be made in cash or in shares of ATK common stock previously acquired by the option holder.

## ISSUER PURCHASES OF EQUITY SECURITIES

| Period | Total Number of Shares Purchased (1) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Program | Maximum Number of Shares that May Yet Be Purchased Under the Program (2) |
|---|---|---|---|---|
| January 3 - February 6 | 255 | $64.02 | — | |
| February 7 - March 6 | 654,445 | 69.71 | 654,300 | |
| March 7 - March 31 | 59,600 | 73.53 | 59,600 | |
| Fiscal quarter ended March 31, 2005 | 714,300 | $70.03 | 713,900 | 1,286,100 |

(1) Of the transactions noted, 400 shares purchased represent shares withheld to pay taxes upon vesting of restricted stock or performance shares, which were granted under ATK's incentive compensation plans.

(2) On August 3, 2004, ATK's Board of Directors authorized the repurchase of up to 2,000,000 shares through March 2006. ATK repurchased 713,900 shares for approximately $50 million leaving 1,286,100 shares that may be purchased under that program as of March 31, 2005. The Company also repurchased 350,800 shares in April 2005 under that program.

The discussion of limitations upon the payment of dividends as a result of the indentures governing ATK's debt instruments as discussed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Debt," is incorporated herein by reference.

## ITEM 6. SELECTED FINANCIAL DATA

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (Amounts in thousands except per share data) | | | | |
| **Results of Operations** | | | | | |
| Sales | $2,801,129 | $2,366,193 | $2,172,135 | $1,801,605 | $1,141,949 |
| Cost of sales | 2,269,927 | 1,875,656 | 1,692,742 | 1,420,348 | 905,574 |
| Gross profit | 531,202 | 490,537 | 479,393 | 381,257 | 236,375 |
| Operating expenses: | | | | | |
| Research and development | 37,929 | 28,936 | 26,849 | 20,589 | 11,575 |
| Selling | 71,112 | 67,204 | 64,200 | 44,063 | 24,372 |
| General and administrative | 137,169 | 117,334 | 112,801 | 92,923 | 64,334 |
| Total operating expenses | 246,210 | 213,474 | 203,850 | 157,575 | 100,281 |
| Income from continuing operations before interest, income taxes, and minority interest | 284,992 | 277,063 | 275,543 | 223,682 | 136,094 |
| Interest expense, net(1) | (64,452) | (59,267) | (78,066) | (102,348) | (32,700) |
| Income from continuing operations before income taxes and minority interest | 220,540 | 217,796 | 197,477 | 121,334 | 103,394 |
| Income tax provision | 66,549 | 55,041 | 77,020 | 46,107 | 35,473 |
| Income from continuing operations before minority interest | 153,991 | 162,755 | 120,457 | 75,227 | 67,921 |
| Minority interest, net of income taxes | 451 | 450 | | 1,240 | |
| Income from continuing operations | 153,540 | 162,305 | 120,457 | 73,987 | 67,921 |
| Loss on disposal of discontinued operations, net of income taxes(2) | | | | (4,660) | |
| Income before cumulative effect of change in accounting principle | 153,540 | 162,305 | 120,457 | 69,327 | 67,921 |
| Cumulative effect of change in accounting principle, net of income taxes(3) | | | 3,830 | | |
| Net income | $ 153,540 | $ 162,305 | $ 124,287 | $ 69,327 | $ 67,921 |
| Basic earnings (loss) per common share: | | | | | |
| Continuing operations | $ 4.09 | $ 4.22 | $ 3.15 | $ 2.19 | $ 2.19 |
| Discontinued operations(2) | | | | (0.14) | |
| Cumulative effect of change in accounting principle(3) | | | 0.10 | | |
| Net income | $ 4.09 | $ 4.22 | $ 3.25 | $ 2.05 | $ 2.19 |
| Diluted earnings (loss) per common share: | | | | | |
| Continuing operations | $ 4.03 | $ 4.14 | $ 3.06 | $ 2.10 | $ 2.13 |
| Discontinued operations(2) | | | | (0.13) | |
| Cumulative effect of change in accounting principle(3) | | | 0.10 | | |
| Net income | $ 4.03 | $ 4.14 | $ 3.16 | $ 1.97 | $ 2.13 |
| **Financial Position** | | | | | |
| Net current assets | $ 401,674 | $ 377,294 | $ 284,263 | $ 295,062 | $ 40,860 |
| Net property, plant, and equipment | 456,310 | 465,786 | 463,736 | 464,830 | 303,188 |
| Total assets | 3,015,810 | 2,800,744 | 2,468,660 | 2,181,688 | 860,510 |
| Long-term debt (including current portion) | 1,134,045 | 1,084,294 | 825,187 | 872,443 | 277,109 |
| Total stockholders' equity | 686,359 | 564,200 | 477,924 | 556,801 | 198,332 |
| **Other Data** | | | | | |
| Depreciation and amortization | $ 84,325 | $ 69,918 | $ 67,134 | $ 78,673 | $ 44,980 |
| Capital expenditures | 62,600 | 58,754 | 54,171 | 42,884 | 24,755 |
| Gross margin (gross profit as a percentage of sales) | 19.0% | 20.7% | 22.1% | 21.2% | 20.7% |

(1) Due to ATK's adoption of Statement of Financial Accounting Standards (SFAS) No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* on April 1, 2003, debt issuance costs that are written off when debt is extinguished, which were previously classified as extraordinary loss on early extinguishment of debt, are now included in interest expense. This resulted in an increase in interest expense from the amounts previously reported of $13.8 million in fiscal 2003 and $19.5 million in fiscal 2002.

(2) In fiscal 2002, ATK recorded a $4.7 million loss on disposal of discontinued operations, net of $2.9 million of income taxes, due to the settlement of litigation related to its former Marine Systems operations.

(3) In fiscal 2003, ATK adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. As a result, ATK no longer amortizes goodwill or other intangible assets with indefinite lives. ATK also recorded a gain of $3.8 million, net of $2.4 million of income taxes, for the write-off of negative goodwill as a cumulative effect of change in accounting principle. See Note 1 to the consolidated financial statements for further information.

See Note 2 to the consolidated financial statements for a description of acquisitions made in fiscal 2005, 2004, and 2003.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Forward-Looking Information is Subject to Risk and Uncertainty

Some of the statements made and information contained in this report, excluding historical information, are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give ATK's current expectations or forecasts of future events. Words such as "may," "will," "expected," "intend," "estimate," "anticipate," "believe," "project," or "continue," and similar expressions are used to identify forward-looking statements. From time to time, ATK also may provide oral or written forward-looking statements in other materials released to the public. Any or all forward-looking statements in this report and in any public statements ATK makes could be materially different. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Any change in the following factors may impact the achievement of results:

- reductions or changes in NASA or U.S. Government military spending and budgetary policies, and sourcing strategy,
- increases in costs, which ATK may not be able to react to due to the nature of its U.S. Government contracts,
- government laws and other rules and regulations applicable to ATK, such as procurement and environmental remediation,
- contract pricing and timing of awards,
- changing economic and political conditions in the United States and in other countries,
- changes in the number or timing of commercial and military space launches,
- international trading restrictions,
- outcome of periodic union negotiations,
- customer product acceptance,
- intense competition,
- program performance,
- program terminations,
- contract novation,

- continued access to technical and capital resources,
- supplier contract negotiations and difficulties in the suppler qualification process,
- supply, availability, and costs of raw materials and components,
- fires or explosions at any of ATK's facilities,
- availability of insurance coverage at acceptable terms,
- unforeseen delays or other changes in NASA's Space Shuttle program,
- changes in accounting or tax rules or pronouncements,
- actual pension asset returns and assumptions regarding future returns, discount rates, and service costs,
- changes in cost estimates related to restructuring or relocation of facilities,
- legal proceedings, and
- other economic, political, and technological risks and uncertainties.

This list of factors is not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact ATK's business. Additional information regarding these factors may be contained in ATK's filings with the Securities and Exchange Commission, especially on Forms 10-Q and 8-K.

**Overview**

ATK is a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. ATK is also a supplier of ammunition to federal and local law enforcement agencies and commercial markets. ATK is headquartered in Edina, Minnesota and has operating locations throughout the United States. Effective April 1, 2004, ATK realigned its business operations, forming a new segment, Advanced Propulsion and Space Systems. Following this realignment and the acquisition of Mission Research Corporation, ATK has five segments: ATK Thiokol, Ammunition, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research. The fiscal 2005 segments are as follows:

- The ATK Thiokol segment, which generated approximately 30% of total external sales in fiscal 2005, is a solid propellant rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials/structures for high temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.
- The Ammunition segment, which generated approximately 32% of total external sales in fiscal 2005, supplies small-caliber military ammunition, medium-caliber ammunition, medium-caliber gun systems, ammunition and rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition-related products.
- The Precision Systems segment, which generated approximately 18% of total external sales, develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity

sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, and lithium and lithium-ION batteries for military and aerospace applications.

- The Advanced Propulsion and Space Systems segment, which generated approximately 14% of total external sales, supplies highly engineered propulsion solutions for missile defense, space, strategic, tactical, and commercial applications, and advanced ordnance and control systems; high-performance structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft, launch vehicles, satellite pressurant and liquid propellant tanks, optical benches, and antenna reflectors; and advanced hypervelocity and air-breathing propulsion systems for aerospace vehicles and weapon systems.
- The ATK Mission Research segment is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites.

The majority of ATK's sales are recognized as costs are incurred. ATK's customers pay ATK cash as the program reaches certain milestones or upon delivery of the product.

As a supplier to the U.S. aerospace and defense industry, ATK is dependent on funding levels of the U.S. Department of Defense (DoD) and NASA. The U.S. defense industry has experienced significant changes over the past few years. During the 1990s, the DoD budget declined, however that trend has reversed during the 2000s due to continuing geopolitical uncertainties. While the DoD's budget for procurement and research, development, test, and evaluation continues to grow each year, the degree of future growth is not known and it may slow or even contract. However, ATK believes it is well positioned in this budget environment to maintain or even increase its relative participation in the DoD budget, as it derives the majority of its DoD sales from products that are consumed (and then reprocured) in both tactical and training operations. ATK anticipates that, to the extent that future budget pressures mount, the majority of budget cuts would come in the areas where the DoD is developing new "platforms"—the vehicles used to deliver the weapons, including ships, aircraft, tanks and helicopters. Much of ATK's product portfolio is "platform independent," meaning it can be used in the legacy platforms of today (for example, M1A1 battle tanks and F-16 fighters) as well as in the platforms being developed for future use (for example, Future Combat Systems and Joint Strike Fighter). Therefore, if and when these future platform development programs come under budget pressures, ATK believes that it has limited exposure, relative to its industry peers.

In January 2004, President Bush announced a new vision for space exploration, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The new program anticipates that the Space Shuttle will be retired from service as early as *2010*, to be replaced by new spacecraft and supporting exploration launch systems. The impact of this change, if any, on ATK is not currently known, but ATK believes that the RSRM will continue to be part of the NASA launch system supporting space exploration objectives as ATK believes that its RSRM and RSRM derivatives will be important to achieving an affordable launch system for the alternatives now under consideration.

ATK management believes that the key to ATK's continued success is to focus on performance, simplicity, and affordability, and that ATK's future lies in being a leading provider of advanced weapon and space systems. ATK is positioning itself where management believes there will be continued strong defense funding, even as pressures on procurement and research and development accounts mount. ATK will concentrate on developing the "faster, farther, more accurate, and more lethal" systems that will extend the life and improve the capability of existing platforms. ATK anticipates budget pressures will increasingly drive the life extension of platforms such as ships, aircrafts, and main battle tanks. ATK's transformational weapons such as AARGM, BTERM, PGMM and MRM are aimed squarely at this growing market. At the same time, ATK believes it is on the leading edge of technologies essential to "generation after next" weapons and platforms—advanced sensor/seeker integration, directed energy, weapon data links, high-speed, long-range projectiles, thermal-resistant materials, reactive materials, and scramjet engines are examples.

**Critical Accounting Policies**

ATK's discussion and analysis of its financial condition and results of operations are based upon ATK's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, ATK makes estimates and judgments that affect the reported amounts of assets, liabilities, sales, and expenses, and related disclosure of contingent assets and liabilities. ATK re-evaluates its estimates on an on-going basis. ATK's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

ATK believes the following are its critical accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

***Revenue Recognition***

*Long-Term Contracts*—Sales under long-term contracts are accounted for under the percentage-of-completion method and include cost-plus and fixed-price contracts. Sales under cost-plus contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion (cost-to-cost) or based on results achieved, which usually coincides with customer acceptance (units-of-delivery). The majority of ATK's total revenue is accounted for using the cost-to-cost method of accounting.

Profits expected to be realized on contracts are based on management estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated loss is charged to cost of sales.

The complexity of the estimation process and all issues related to assumptions, risks, and uncertainties inherent with the application of the cost-to-cost method of accounting affect the amounts reported in ATK's financial statements. A number of internal and external factors affect the cost of sales estimates, including labor rate and efficiency variances, overhead rate estimates, revised estimates of warranty costs, estimated future material prices, and customer specification and testing requirement changes. If business conditions were different, or if ATK had used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in ATK's financial statements. In the past, ATK's estimates and assumptions have been materially accurate.

*Commercial Products*—Sales are recognized on commercial products when it is realized or realizable and has been earned. Sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured. Sales are reduced for allowances and price discounts.

***Environmental Remediation and Compliance***

Costs associated with environmental compliance and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation and monitoring costs relating to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial activities when they are probable and the remediation cost can be reasonably estimated.

ATK's engineering, financial, and legal specialists estimate, based on current law and existing technologies, the cost of each environmental liability. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties ("PRPs") will be able to fulfill their commitments at the sites where ATK may be jointly and severally liable. ATK's estimates for environmental obligations are dependent on, and affected by, the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, methods of remediation available, the technology that will be required, the outcome of discussions with regulatory agencies and other PRPs at multi-party sites, the number and financial viability of other PRPs, changes in environmental laws and regulations, future technological developments, and the timing of expenditures. Accordingly, such estimates could change materially as ATK periodically evaluates and revises such estimates based on expenditures against established reserves and the availability of additional information.

***Employee Benefit Plans***

*Defined Benefit Pension Plans.* ATK's noncontributory defined benefit pension plans (the Plans) cover substantially all employees. Plans provide either pension benefits of stated amounts for each year of credited service, or pension benefits based on employee annual pay levels and years of credited service. ATK funds the Plans in accordance with federal requirements calculated using appropriate actuarial methods. Plan assets for ATK are held in a trust and are invested in a diversified portfolio of equity securities, fixed income investments, real estate and other investments.

ATK recorded pension expense for the Plans of $30.9 million in fiscal 2005, an increase of $19.5 million over the $11.4 million of pension expense recorded in fiscal 2004. The expense related to these Plans is calculated based upon a number of actuarial assumptions, including the expected long-term rate of return on plan assets, the discount rate, and the rate of compensation increase. The following table sets forth ATK's assumptions used in determining pension expense for fiscal 2005 and 2004, and projections for fiscal 2006:

| | Years Ending March 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Expected long-term rate of return on plan assets | 9.00% | 9.00% | 9.00% |
| Discount rate | 5.90% | 6.25% | 6.75% |
| Rate of compensation increase: | | | |
| Union | 3.00% | 3.00% | 3.00% |
| Salaried | 3.25% | 3.25% | 3.50% |

In developing the expected long-term rate of return assumption, ATK considers input from its actuaries and other advisors, annualized returns of various major indices over 20-year periods, and ATK's own historical 5-year and 10-year compounded investment returns, which have been in excess of broad equity and bond benchmark indices. The expected long-term rate of return of 9.0% used in fiscal 2005 for pension plans was based on an asset allocation assumption of 70% with equity managers, with an expected long-term rate of return of 10%; 20% with fixed income managers, with an expected long-term rate of return of 7%; and 10% with real estate managers with an expected long-term rate of return of 8%.

The discount rate that ATK uses is a yield curve approach. The yield curve matches projected plan pension benefit payment streams with bond portfolios reflecting actual liability duration unique to ATK plans. The discount rate using the yield curve approach was 5.90% at December 31, 2004. Prior to December 31, 2004, the discount rate that ATK used for determining future pension obligations was based on a review of long-term bonds that received one of the two highest ratings given by a recognized rating agency. The discount rate determined on this basis was 6.25% at December 31, 2003. The discount rate as of December 31 impacts the following fiscal year's pension expense.

Based on these and other assumptions, ATK estimates that its pension expense will be approximately $48 million in fiscal 2006, an increase of approximately $17 million over fiscal 2005. Future actual pension expense will depend on future investment performance, changes in future discount rates, and various other factors related to the populations participating in the Plans. If the assumptions of the discount rate and/or expected rate of return for fiscal 2006 were different, the impact on fiscal 2006 expense would be as follows: each 0.25% change in the discount rate would change fiscal 2006 pension expense by approximately $5 million; each 1.0% change in the expected rate of return on plan assets would change fiscal 2006 pension expense by approximately $17 million.

ATK bases its determination of pension expense or income on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

ATK made pension plan contributions, including contributions to the trust fund and directly to retirees, during fiscal 2005 of $70.2 million, of which $53.0 million was above the minimum amount legally required for the year. ATK expects to make qualified pension plan trust contributions of approximately $15.0 million in fiscal 2006, of which $1.3 million is above the minimum amount legally required for the year. ATK also expects to make contributions directly to retirees of approximately $4.1 million in fiscal 2006. A substantial portion of ATK's pension plan contributions are recoverable from the U.S. Government as allowable indirect contract costs at amounts generally equal to the pension plan contributions, although not necessarily in the same year the contribution is made.

Statement of Financial Accounting Standards (SFAS) No. 87, *Employers' Accounting for Pensions*, requires that the balance sheet reflect a prepaid pension asset or minimum pension liability based on the current market value of plan assets and the accumulated benefit obligation of the plans. Due to the performance of the pension plan assets during the Plan year ended December 31, 2002 and the assumption changes made during that year, ATK recorded a net after-tax adjustment in the fourth quarter of fiscal 2003 of $223 million to reflect a minimum pension liability and the write-off of certain prepaid pension assets. During fiscal 2005 and fiscal 2004, ATK recorded additional net after-tax adjustments of $5.4 million and $21 million, respectively due to assumption changes during the years. These adjustments were non-cash reductions of equity and did not impact earnings. The adjustments could be reversed in future years should market performance improve and/or interest rates increase.

*Other Postretirement Benefits.* ATK also provides postretirement health care benefits and life insurance coverage to certain employees and retirees.

The following table sets forth ATK's assumptions used to determine net periodic benefit cost for other postretirement benefit (PRB) plans for fiscal 2005 and 2004, and projections for fiscal 2006:

| | Years Ending March 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Expected long-term rate of return on plan assets | 6.00%/ 8.00% | 6.00%/ 8.00% | 6.00%/ 8.00% |
| Discount rate | 5.90% | 6.25% | 6.75% |
| Health care cost trend rate | 7.00% | 8.00% | 9.00% |

In developing the expected long-term rate of return assumption for other PRB plans, ATK considers input from actuaries, historical returns, and annualized returns of various major indices over long periods. As of March 31, 2005, 27% of the assets were held in a 401(h) account held within the pension master trust and are invested in the same manner as the pension assets. The expected long-term rates of returns are based on the weighted average asset allocation between the assets held within the 401(h) and those in fixed income investments.

The rate to which the cost trend rate is assumed to decline (the ultimate trend rate) is 5.0%, which will be reached in fiscal 2008.

Assumed health care trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point increase or decrease in the assumed health care trend rates would have the following effects (in thousands):

| | One-Percentage Point Increase | One-Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost | $ 868 | $ (832) |
| Effect on postretirement benefit obligation | 10,601 | (10,095) |

ATK made other PRB plan contributions of $27.0 million in fiscal 2005. ATK expects to make other PRB plan contributions of approximately $21.5 million in fiscal 2006.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare beginning in 2006 as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least "actuarially equivalent" to Medicare. In May 2004, the Financial Accounting Standards Board issued FASB Staff Position (FSP) No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. FSP 106-2 requires an employer to initially account for any subsidy received under the Act as an actuarial experience gain to the accumulated postretirement benefit obligation (APBO), which would be amortized over future service periods. Future subsidies would reduce service cost each year. FSP 106-2 became effective for ATK during fiscal 2005. ATK believes that one of its other PRB plans is actuarially equivalent to Medicare, but does not believe that the subsidies it may receive under the Act will be significant. Because ATK believes that participation levels in its other PRB plans will decline, the impact of adopting this FSP reduced ATK's APBO by approximately $31 million. The impact to ATK's results of operations in any period is not expected to be significant.

*Defined Contribution Plans.* ATK also sponsors a number of defined contribution plans, such as 401(k) plans. Participation in one of these plans is available to substantially all employees.

***Income Taxes***

Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. ATK establishes reserves for income tax contingencies when, despite the belief that ATK's tax return positions are fully supportable, there remain certain positions that are likely to be challenged and possibly disallowed by the tax authorities. The tax provision and related accruals include the impact of such reasonably estimable losses and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of the change.

*Acquisitions and Goodwill*

ATK uses the purchase method of accounting to account for its acquisitions, and, accordingly, the results of acquired businesses are included in ATK's consolidated financial statements from the date of acquisition. The purchase price for acquisitions is allocated to the acquired assets and liabilities based on fair value. Estimates are used in determining the fair value and estimated remaining lives of intangible assets until the final purchase price allocation is completed. Actual fair values and remaining lives of intangible assets may vary from those estimates. The excess purchase price over the estimated fair value of the net assets acquired is recorded as goodwill.

In accordance with SFAS 142, *Goodwill and Other Intangible Assets,* ATK tests goodwill for impairment on an annual basis or upon the occurrence of events that may indicate possible impairment. Goodwill impairment testing under SFAS 142 is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. ATK estimates the fair values of the related operations using discounted cash flows. If the fair value is determined to be less than the carrying value, a second step would be performed to determine the amount of impairment. SFAS 142 requires that goodwill be tested as of the same date every year; ATK's annual testing date is the first day of its fourth fiscal quarter. ATK has not had to record any goodwill impairment charges under SFAS 142.

**Other Matters**

*Space Shuttle Contract*

ATK is the sole manufacturer of the Reusable Solid Rocket Motors (RSRM) for NASA's Space Shuttle. ATK is currently under contract with NASA to provide RSRMs and other related services through May 2007. ATK recognizes sales on the RSRM contract as costs are incurred. The RSRM program represented 14% of ATK's total fiscal 2005 sales.

As a result of the investigation of the February 1, 2003 Columbia failure and temporary suspension of Space Shuttle flights, NASA directed ATK on June 3, 2003 to slow down the production rate of RSRM motor segments, but to maintain necessary and critical staffing skills. Therefore, the production slowdown has not and is not expected to significantly impact RSRM staffing. Metal case and nozzle hardware for the program have been purchased under prior contracts and are reused after each Space Shuttle flight. Expendable raw materials used in propellant manufacturing are the items being most affected by the slowdown, but the reduction to raw materials purchase quantities is expected to be partially offset by materials pricing increases and increases in program safety and supplier viability initiatives. ATK has also been selected by NASA to provide Space Shuttle Booster Separation Motors and to develop and provide a repair system for the Orbiter Wing Leading Edge. As such, ATK expects the slowdown to continue to have minimal impact on sales in the foreseeable future. Currently, it is anticipated that the Space Shuttle will return to flight in July 2005.

*Minuteman III Contract*

ATK participates in a contract sharing agreement with United Technologies Corporation's Pratt & Whitney to perform the Minuteman III Propulsion Replacement program. On August 7, 2003, Pratt &Whitney's Space and Missile Propulsion manufacturing facility experienced a propellant ignition incident. As a result, Minuteman III product deliveries have not been made in accordance with the contract schedule. In order to facilitate program recovery and meet the objectives of each party, ATK and Pratt & Whitney reached an agreement to transfer all work previously performed by Pratt & Whitney to ATK. This transfer of work has been completed and the program has returned to full rate production at ATK facilities. The Minuteman III program represented 7% of ATK's fiscal 2005 sales.

*Restructuring Charges*

In fiscal 2004 and 2005, ATK recorded costs for restructuring and related activities, the majority of which were the result of the U.S. Army's announced plans to exit the Twin City Army Ammunition Plant (TCAAP) in Arden Hills, MN. As a result, ATK's management decided to relocate medium-caliber ammunition metal parts manufacturing from TCAAP to Rocket Center, WV. The product qualification and start of production for the primary medium-caliber ammunition products was completed during fiscal 2005. ATK expects Army approval for the final exit from TCAAP in fiscal 2006. In connection with these restructuring and related activities, ATK recorded costs of approximately $8 million in fiscal 2004, primarily for employee termination benefits, facility clean-up, and accelerated depreciation. The liability related to these costs as of March 31, 2004 was approximately $6 million. During fiscal 2005 approximately $9.0 million was disbursed and an additional $6.7 million in costs were recorded (including $2.7 million for special termination benefits for pension and other post-retirement benefits (PRB)). Costs were recorded within cost of sales, primarily within the Ammunition segment. The liability related to these costs as of March 31, 2005 was approximately $0.8 million (not including the impact on the pension and other PRB plans). ATK expects minimal additional expenses will be recorded related to these restructuring and related activities.

On January 14, 2005, ATK announced its plans to move its fuze production operations from Janesville, WI to Rocket Center, WV. In connection with this move, ATK recorded costs of approximately $5.2 million during the fourth quarter of fiscal 2005 related primarily to employee termination benefits and accelerated depreciation. These costs were recorded within cost of sales in the fourth quarter within the Precision Systems segment. The liability related to these costs as of March 31, 2005 was approximately $2.3 million. ATK also expects to incur additional costs of approximately $5 million primarily during the first half of fiscal 2006 related to additional employee termination benefits, relocation, and facility clean-up costs.

*Acquisitions*

On September 23, 2004, ATK acquired the PSI Group, which includes Pressure Systems Inc., Programmed Composites Inc., and Able Engineering Company, Inc., for $164.2 million in cash. The PSI Group is a leader in the design and manufacture of components for military and commercial space-based applications, including global positioning, navigation and communication satellites, satellite bus structures, struts, reflectors and deployable mast booms. ATK believes that the acquisition strengthens ATK's advanced space systems portfolio and positions it to capture emerging opportunities in spacecraft integration and satellite technology. ATK expects to increase its content on space missions while expanding into new advanced space technology roles. The PSI Group employs approximately 350 people. The PSI Group is included in the Advanced Propulsion and Space Systems segment.

During fiscal 2004, ATK made the following two acquisitions:

- On March 15, 2004, ATK acquired Mission Research Corporation for $215.0 million in cash and now operates the Company as a separate segment under the name ATK Mission Research. ATK Mission Research is a leader in the development of advanced technologies that address emerging national security and homeland defense requirements. ATK believes that the acquisition of ATK Mission Research was a strategic transaction that gives ATK an advanced aerospace and defense technology pipeline spanning concept development to full-scale production. ATK Mission Research has a reputation as a national asset in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites. Each of these areas is attractive in its own right, but of significantly greater potential value when coupled with ATK's precision weapons and energetics capabilities. ATK Mission Research has approximately 560 employees at 16 facilities in 10 states. ATK Mission Research is reported in "other" or "corporate and other".
- On November 21, 2003, ATK acquired two businesses, Micro Craft and GASL, from Allied Aerospace for $43.3 million in cash. Micro Craft and GASL (now known together as ATK GASL) are leaders in the development of hypervelocity and air-breathing systems for next-generation space vehicles, missiles, and projectiles. ATK believes that the acquisition adds leading-edge propulsion and airframe technologies for aerospace and defense applications to ATK's portfolio. Micro Craft is located in Tullahoma, TN, and GASL is located in Ronkonkoma, NY. ATK GASL is included in the Advanced Propulsion and Space Systems segment.

During fiscal 2003, ATK acquired the following three entities for an aggregate cost of $145.0 million, which was paid in cash:

- the assets of the ordnance business of The Boeing Company (now known as ATK Gun Systems, which is included in the Ammunition segment), on May 31, 2002,
- the assets of Science and Applied Technology, Inc. (now known as ATK Missile Systems, which is included in the Precision Systems segment), on October 25, 2002, and
- the stock of Composite Optics, Inc. (COI, which is included in the Advanced Propulsion and Space Systems segment), on January 8, 2003.

ATK used the purchase method of accounting to account for all of these acquisitions, and, accordingly, the results of each of the acquired businesses are included in ATK's consolidated financial statements since the date of each acquisition.

**Results of Operations**

The following information should be read in conjunction with ATK's consolidated financial statements. The key performance indicators that ATK's management uses in managing the business are each operating segment's orders, sales, income before interest and income taxes, and cash flows.

*Fiscal 2005*

*Sales*

The following is a summary of each operating segment's external sales (in millions):

| | Years Ended March 31 2005 | Years Ended March 31 2004 | $ Change | % Change |
|---|---|---|---|---|
| ATK Thiokol | $ 845.2 | $ 799.3 | $ 45.9 | 5.7% |
| Ammunition | 888.7 | 805.7 | 83.0 | 10.3% |
| Precision Systems | 517.6 | 483.4 | 34.2 | 7.1% |
| Advanced Propulsion and Space Systems | 392.8 | 271.3 | 121.5 | 44.8% |
| Other | 156.8 | 6.5 | 150.3 | 2,312.3% |
| Total sales | $2,801.1 | $2,366.2 | $434.9 | 18.4% |

The increase in sales was driven by organic growth in many of the existing businesses, along with sales from businesses acquired during the past two years, as described above.

*ATK Thiokol.* The increase in sales was due to:

- an increase of $55 million on the Minuteman III Propulsion Replacement program, mainly due to the transfer of all work previously performed by Pratt & Whitney to ATK, as discussed above,
- an increase of $21 million in flares and decoys due to increased contract requirements, and
- an increase of $8 million on the RSRM program due to the addition of return-to-flight contracts.

Partially offsetting the increases were:

- a $12 million reduction on the Titan IV SRMU program consistent with the anticipated contract schedule,
- a reduction of $12 million in commercial nozzle and motor programs due to decreased commercial launch activity, and
- a $3 million reduction in the Trident II strategic missile program consistent with the anticipated contract schedule.

*Ammunition.* The increase in sales was driven by:

- a $63 million increase of military small-caliber ammunition produced by the Lake City Army Ammunition Plant,
- an increase of $28 million of sales of civil ammunition and related products due to higher retail, law enforcement, government, and international sales, and
- an increase of $13 million in sales of TNT due to a full year of activity.

Partially offsetting these increases was a reduction of $26 million in medium-caliber ammunition, primarily due to the relocation of the metal parts manufacturing, as discussed under "Restructuring Charges" above.

*Precision Systems.* The increase in sales was due to:

- an increase of $14 million in defense electronics, primarily the family of AN/AAR-47 missile warning systems due to increased demand,
- a $13 million increase in precision munitions, primarily the BTERM guided projectile,

- an increase of $12 million in barrier systems due to new contracts,
- a $10 million increase in fuzes and proximity sensors, principally the DSU-33 and Multi-Option Fuze for Artillery (MOFA) programs, and
- an increase of $7 million in missile systems principally due to increased development activities on the Advanced Anti-Radiation Guided Missile (AARGM).

Partially offsetting these were a $12 million decline in tank ammunition due to delays and timing and a $9 million decrease in tactical rocket motors due to reduced volume.

*Advanced Propulsion and Space Systems.* The increase in sales was due to:

- the acquisition of the PSI Group during the second quarter of fiscal 2005 which added $51 million,
- a $29 million increase in missile defense, principally SM-3 in connection with increased production in support of initial deployment rounds,
- the acquisition of ATK GASL late in the third quarter of fiscal 2004 which added $17 million,
- an increase of $12 million in military aircraft structures, and
- an increase of $11 million in satellites and reflectors.

Partially offsetting these increases was a reduction of $9 million in space launch vehicle structures due to reduced volume on the Delta program.

*Gross Profit*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2005 | As a % of Sales | 2004 | As a % of Sales | Change |
| | (amounts in millions) | | | | |
| Gross profit | $531.2 | 19.0% | $490.5 | 20.7% | $ 40.7 |

Contributing to the increase in the dollar amount of gross profit for the year was higher sales offset by:

- the increase of approximately $13.1 million in pension expense (overall increase was $19.5 million, of which $6.4 million is included in operating expenses and discussed below),
- the absence of the $8.3 million curtailment gain that was recorded as a reduction of cost of sales in fiscal 2004 in connection with a change in some of ATK's postretirement benefit plans,
- the lack of approximately $7.5 million recognized in fiscal 2004 in connection with the successful resolution with the government of contract billing rate issues related to pension, and
- higher costs of restructuring and related activities of approximately $4 million, as discussed above.

*Operating Expenses*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2005 | As a % of Sales | 2004 | As a % of Sales | Change |
| | (amounts in millions) | | | | |
| Research and development | $ 37.9 | 1.4% | $ 28.9 | 1.2% | $ 9.0 |
| Selling | 71.1 | 2.5% | 67.2 | 2.8% | 3.9 |
| General and administrative | 137.2 | 4.9% | 117.4 | 5.0% | 19.8 |
| Total | $246.2 | 8.8% | $213.5 | 9.0% | $ 32.7 |

The increase in the dollar amount of operating expenses was primarily due to higher sales, the inclusion of businesses acquired in the past year, a $6.4 million settlement charge to recognize the impact of lump sum pension benefits that were paid, and $6 million for a litigation settlement as discussed above in the "Legal Proceedings" section of Item 3 along with the incremental legal costs.

*Income before Interest, Income Taxes, and Minority Interest*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2005 | As a % of Sales | 2004 | As a % of Sales | Change |
| | (amounts in millions) | | | | |
| ATK Thiokol | $121.8 | 14.4% | $136.0 | 17.0% | $(14.2) |
| Ammunition | 84.5 | 9.5% | 77.8 | 9.7% | 6.7 |
| Precision Systems | 45.2 | 8.7% | 47.4 | 9.8% | (2.2) |
| Advanced Propulsion and Space Systems | 31.8 | 8.1% | 23.2 | 8.6% | 8.6 |
| Corporate and Other | 1.7 | 1.1% | (7.3) | | 9.0 |
| Total | $285.0 | 10.2% | $277.1 | 11.7% | $ 7.9 |

The increase in income before interest, income taxes, and minority interest was due to higher sales along with income generated by 2004 and 2005 acquisitions, and program-related changes within each operating segment as discussed below.

These increases were partially offset by:

- the increase of approximately $19.5 million in pension expense which includes a $6.4 million settlement charge to recognize the lump sum pension benefits that were paid,
- the absence of the $8.3 million curtailment gain that was recorded as a reduction of cost of sales in the prior-year period in connection with a change in some of ATK's postretirement benefit plans,
- a $6 million litigation settlement during fiscal 2005 along with the incremental legal costs, and
- program-related changes within each of the operating segments as discussed below.

*ATK Thiokol.* The decrease was primarily due to the lack of approximately $7.5 million recognized in the prior year in connection with the successful resolution with the government of contract billing rate issues related to pension, a $3 million net reduction in space launch vehicles due to lower sales and the lack of a flight incentive recognized in the prior year, ATK Thiokol's portion of the increase in pension expense and the absence of its portion of the curtailment gain ($1.4 million), as discussed above. These decreases were partially offset by higher profit on ground-based missile defense along with higher sales on Minuteman and flares and decoys.

*Ammunition.* The increase was primarily due to higher sales and improved profitability on military small-caliber ammunition along with higher sales of propellant. These increases were partially offset by Ammunition's portion of the increase in pension expense and the absence of its portion of the curtailment gain ($2.4 million), as discussed above, as well as a decrease on civil ammunition due to a change in product mix and an increase in the cost of raw materials.

*Precision Systems.* The decrease was due to the costs of restructuring and related activities of approximately $5.2 million, the absence of Precision Systems' portion of the curtailment gain ($3.4 million), and increase in pension expense, each discussed above, along with a decrease in tank ammunition due to technical issues on the M829A3 program. These decreases were partially offset by increased sales volume and profit improvements on fuzing and defense electronics.

*Advanced Propulsion and Space Systems.* The increase was driven by income generated by the PSI Group and ATK GASL as well as an increase in missile defense programs. Partially offsetting these items were Advanced Propulsion and Space Systems' portion of the increase in pension expense and the absence of its portion of the curtailment gain ($1.1 million), as discussed above.

*Corporate and Other.* The net of Corporate and Other primarily reflects income generated by ATK Mission Research offset by expenses incurred for administrative functions that are performed centrally at the corporate headquarters. The $6 million litigation settlement plus incremental legal costs discussed above is also included in Corporate and Other for fiscal 2005.

*Net Interest Expense*

Net interest expense for fiscal 2005 was $64.5 million, an increase of $5.2 million compared to $59.3 million in fiscal 2004. This increase was due to a higher average outstanding debt balance primarily driven by the acquisition of the PSI Group during fiscal 2005 and the acquisition of MRC at the end of fiscal 2004, partially offset by a lower average borrowing rate.

*Income Tax Provision*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2005 | Effective Rate | 2004 | Effective Rate | Change |
| | (amounts in millions) | | | | |
| Income tax provision | $66.5 | 30.2% | $55.0 | 25.3% | $ 11.5 |

ATK's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal 2005 of 30.2% differs from the federal statutory rate of 35% due to state income taxes and an increase in the valuation allowance, which both increased the rate, and the following items which decreased the rate: extraterritorial income (ETI) exclusion tax benefits, research and development (R&D) tax credits, the tax benefit from the favorable resolution of federal and state audit issues, and amounts recorded to adjust provision numbers to the returns as filed. During fiscal 2005, ATK recognized $8.2 million of previously established tax reserves because of favorable audit results from several states, a settlement reached with the IRS and a change in estimate of reserves needed. In addition, the valuation allowance was increased by $0.7 million because expectations of the amount of state carryforward benefits that will be utilized before expiration was decreased primarily as a result of the decision to move the fuze production operations.

The tax rate for fiscal 2004 differs from the federal statutory rate due to state income taxes, the ETI benefit, the R&D credit, provision adjustments, the tax benefit from favorable resolution of audit issues, and a decrease in the valuation allowance. In fiscal 2004, $15.5 million of previously recorded tax reserves were recognized because a settlement was reached with the IRS for fiscal 1999 through 2001, favorable guidance was issued by the IRS on the taxability of foreign sales and there was a change in estimate of reserves needed. In addition, the valuation allowance was reduced by $2.4 million because expectations of the amount of state carryforward benefits that will be utilized before expiration was increased as a result of changes made to ATK's structure.

Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. These timing differences result in deferred tax assets and liabilities, which are recorded on the balance sheet.

At March 31, 2005, ATK had gross deferred tax assets of $391 million, including $10 million of federal and state credit carryforwards and $4 million of state loss carryforwards, which are subject to various limitations and will expire if unused within their respective carryforward periods. ATK has assessed the likelihood that the deferred tax assets will be realized in future years based on projected taxable income and, to the extent that recovery is not likely, a valuation allowance has been established. The valuation allowance of $3.2 million at March 31, 2005 relates principally to certain state net operating loss and credit carryforwards that are not expected to be realized before their expiration. Of the valuation allowance, $0.4 million will be allocated to reduce goodwill if the related deferred tax asset is ultimately realized.

IRS examinations have been completed through fiscal 2001 and all tax matters with the IRS have been settled for those years. The exam for fiscal 2002 and 2003 is in process.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from fiscal 2006 through 2011. In return, the Act also provides for a two-year phase-out (except for certain pre-existing binding contracts) of the existing ETI exclusion tax benefit for foreign sales, which the World Trade Organization (WTO) ruled was an illegal export subsidy. ATK expects to be able to continue to claim ETI benefits for the years going forward based on the provisions of the law as written. However, the European Union (EU) believes that the Act fails to adequately repeal the illegal export subsidies because of the transitional provisions and has asked the WTO to review whether these provisions are in compliance with their prior ruling. It is not possible to predict what impact this issue will have on future earnings pending the final resolution of this matter.

On December 21, 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004*. FSP No. FAS 109-1 clarifies that this tax deduction should be accounted for as a special deduction in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed, beginning with fiscal 2006. Since tax guidance on the deduction for qualifying domestic production activities is still pending, ATK has been unable to quantify its impact.

The federal R&D tax credit will expire on December 31, 2005. If Congress does not pass legislation to extend this credit, ATK's effective tax rate will increase in future years.

*Minority Interest*

The minority interest represents the minority owner's portion of the income of a joint venture in which ATK is the primary owner. This joint venture was acquired with COI and is consolidated into ATK's financial statements.

*Net Income*

Net income for fiscal 2005 was $153.5 million, a decrease of $8.8 million compared to $162.3 million in fiscal 2004. The decrease was due to an increase in operating expenses of $32.7 million, along with increases in net interest expense of $5.2 million and income tax provision of $11.5 million, partially offset by a $40.7 million increase in gross profit.

*Fiscal 2004*

*Sales*

The following is a summary of each operating segment's external sales (in millions):

| | Years Ended March 31 2004 | 2003 | $ Change | % Change |
|---|---|---|---|---|
| ATK Thiokol | $ 799.3 | $ 830.3 | $ (31.0) | (3.7)% |
| Ammunition | 805.7 | 722.1 | 83.6 | 11.6% |
| Precision Systems | 483.4 | 439.6 | 43.8 | 10.0% |
| Advanced Propulsion and Space Systems | 271.3 | 180.1 | 91.2 | 50.6% |
| Other | 6.5 | — | 6.5 | |
| Total sales | $2,366.2 | $2,172.1 | $194.1 | 8.9% |

The increase in sales was driven by organic growth in many of the existing businesses, along with sales from businesses acquired during fiscal 2004 and fiscal 2003, as described above.

*ATK Thiokol.* The decrease in ATK Thiokol's sales was due to:

- a $27 million reduction on the GEM solid rocket booster programs, consistent with the anticipated production schedule for these motors,
- a decrease of $11 million on the Reusable Solid Rocket Motor (RSRM) program due to the timing of material purchases, and
- a decrease of $9 million in royalty payments received.

Partially offsetting the decreases were:

- an additional $19 million on the Minuteman III Propulsion Replacement program and
- an additional $10 million of illuminating devices.

*Ammunition.* The increase in Ammunition's sales was driven by:

- an $83 million increase of military small-caliber ammunition produced by the Lake City Army Ammunition Plant,
- increased international sales during fiscal 2004 added $15 million,
- an increase of $11 million of sales of civil ammunition and related products due to higher government and retail sales partially offset by a reduction in law enforcement sales, and
- an increase of $7 million in sales of TNT.

Partially offsetting these were reductions of $14 million in medium-caliber ammunition and $13 million in Mk-90 and M14 propellant sales.

*Precision Systems.* The increase in Precision Systems' sales was due to:

- the acquisition of ATK Missile Systems in the third quarter of fiscal 2003, which contributed $26 million more in sales to fiscal 2004 than fiscal 2003,
- a $24 million increase on large-caliber ammunition, primarily tactical and international tank production,
- a $13 million increase in fuzes & proximity sensors, primarily Multi-Option Fuze for Artillery (MOFA) program and DSU-33, partially offset by Hard Target Smart Fuze (HTSF), and

- an increase of $10 million on the family of AN/AAR-47 Missile Warning System programs, primarily driven by the transition to full-rate production (FRP).

Partially offsetting these were:

- a decrease of $8 million on air weapons, primarily due to program completions,
- a decrease of $6 million on soldier weapon systems (XM8/25/29) due to reduction in scope, and
- a decrease of $5 million on barrier systems due to the completion of several international contracts in the prior year.

*Advanced Propulsion and Space Systems.* The increase in Advanced Propulsion and Space Systems' sales was due to:

- the acquisition of COI in the fourth quarter of fiscal 2003, which contributed $37 million more in sales to fiscal 2004 than fiscal 2003,
- new aircraft composite structures business, including the Joint Strike Fighter and Global Hawk programs, which added a total of $36 million,
- an $11 million increase on Missile Defense (SM-3) due to increased production in support of initial deployment rounds, and
- the acquisition of ATK GASL in fiscal 2004, which added $10 million in sales.

Partially offsetting these was a $7 million reduction on composite structures for the GEM solid rocket booster programs, consistent with the anticipated production schedule for these motors.

*Gross Profit*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2004 | As a % of Sales | 2003 | As a % of Sales | Change |
| | (amounts in millions) | | | | |
| Gross profit | $490.5 | 20.7% | $479.4 | 22.1% | $ 11.1 |

Contributing to the increase in the dollar amount of gross profit for the year were:

- the inclusion of ATK Missile Systems and COI for the entire period,
- the inclusion of ATK GASL and MRC,
- improvements on various programs, and
- curtailment gains, totaling $8.3 million, due to changes in some of ATK's post-retirement benefit plans, which were recorded as reductions of cost of sales; these curtailment gains were $3.5 million greater than the curtailment gain of $4.8 million that was recorded in the prior year.

These increases more than offset the increase of $28 million in pension expense, as expected; the costs for restructuring and related activities of approximately $8 million, which were primarily the result of the plans to exit the Twin Cities Army Ammunition Plant (TCAAP), as discussed above; and the net decrease of $4.5 million in the amounts related to the successful resolution with the government of contract billing rate issues related to pension. These items, along with a change in the sales mix to include a higher proportion of lower-margin programs, such as small-caliber ammunition, also drove the decrease in the amount as a percent of sales.

*Operating Expenses*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2004 | As a % of Sales | 2003 | As a % of Sales | Change |
| | (amounts in millions) | | | | |
| Research and development | $ 28.9 | 1.2% | $ 26.9 | 1.2% | $2.0 |
| Selling | 67.2 | 2.8% | 64.2 | 3.0% | 3.0 |
| General and administrative | 117.4 | 5.0% | 112.8 | 5.2% | 4.6 |
| Total | $213.5 | 9.0% | $203.9 | 9.4% | $9.6 |

The increase in the dollar amount of operating expenses was primarily associated with the increase in sales.

*Income before Interest, Income Taxes, and Minority Interest*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2004 | As a % of Sales | 2003 | As a % of Sales | Change |
| | (amounts in millions) | | | | |
| ATK Thiokol | $136.0 | 17.0% | $138.1 | 16.6% | $(2.1) |
| Ammunition | 77.8 | 9.7% | 77.9 | 10.9% | (0.1) |
| Precision Systems | 47.4 | 9.8% | 48.6 | 11.0% | (1.2) |
| Advanced Propulsion and Space Systems | 23.2 | 8.6% | 21.7 | 12.1% | 1.5 |
| Corporate and Other | (7.3) | | (10.8) | | 3.5 |
| Total | $277.1 | 11.7% | $275.5 | 12.7% | $ 1.6 |

The increase in ATK's income before interest, income taxes, and minority interest expense is primarily associated with the increase in sales. As discussed in the Gross Profit section above, included in fiscal 2004 were curtailment gains totaling $8.3 million; these curtailment gains were $3.5 million greater than the curtailment gain of $4.8 million that was recorded by the Ammunition segment in fiscal 2003. These increases more than offset the increase of $28 million in pension expense, as anticipated; the costs for restructuring and related activities of approximately $8 million, which were primarily the result of the plans to exit TCAAP, as discussed above; and the net decrease of $4.5 million in the amounts related to the successful resolution of contract billing rate issues with the government, as discussed above. These items, along with a change in the sales mix to include a higher proportion of lower-margin programs, such as small-caliber ammunition, also drove the decrease in the amount as a percent of sales.

*ATK Thiokol.* The decrease in the ATK Thiokol segment is primarily due to:

- a $9 million reduction in royalty payments received, consistent with the royalty agreement,
- a decrease in connection with lower sales on the GEM solid rocket booster program, and
- the net decrease of $4.5 million in the amounts related to the successful resolution with the government of contract billing rate issues related to pension.

These items were partially offset by:

- higher volume of illuminating flares,
- the recognition of the reimbursement of litigation settlement costs, and
- ATK Thiokol's portion ($1.4 million) of the fiscal 2004 curtailment gains.

*Ammunition.* The decrease in the Ammunition segment was driven by:

- the increase in pension expense,
- a decrease on medium-caliber ammunition program profitability,
- a decrease on Mk-90 propellant in connection with lower volume,
- approximately $6 million of the $8 million of costs for restructuring and related activities, which were primarily the result of the plans to exit TCAAP, as discussed above, and
- a decrease of $2.4 million in curtailment gains recorded (from $4.8 million in fiscal 2003 to $2.4 million in fiscal 2004, which was Ammunition's portion of the $8.3 million gains recorded in fiscal 2004).

Offsetting these were higher military small-caliber ammunition volume and improvements in civil ammunition and related products.

*Precision Systems.* The decrease in the Precision Systems segment is primarily due to:

- increase in pension expense,
- decreases in barrier systems (due to the completion of international contracts in fiscal 2003), and
- large caliber ammunition.

These items were partially offset by:

- the inclusion of ATK Missile Systems for the entire fiscal year 2004,
- improvements in fuzing programs (primarily the MOFA program), medium-caliber gun systems, and tactical propulsion programs, and
- Precision Systems' portion ($3.4 million) of the fiscal year 2004 curtailment gains.

*Advanced Propulsion and Space Systems.* The increase in Advanced Propulsion and Space Systems is due to improved profitability on composite structures for the Boeing Delta family of rockets and Advanced Propulsion and Space Systems' portion ($1.1 million) of the fiscal 2004 curtailment gains, partially offset by the increase in pension expense and decreased profitability on certain aircraft composite structures programs.

*Corporate and Other.* The net expense at the corporate level primarily reflects expenses incurred for administrative functions that are performed centrally at the corporate headquarters.

*Net Interest Expense*

Net interest expense for fiscal 2004 was $59.3 million, an improvement of $18.8 million compared to $78.1 million in fiscal 2003. This improvement was due to a decrease in the amount of debt issuance costs expensed, which decreased from $15.9 million in fiscal 2003 to $3.5 million in fiscal 2004, along with a lower average outstanding debt balance and a lower average borrowing rate. Due to ATK's adoption of Statement of Financial Accounting Standards (SFAS) No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* on April 1, 2003, debt issuance costs that are written off when debt is extinguished, which were previously classified as extraordinary loss on early extinguishment of debt, are now included in interest expense. This resulted in an increase in interest expense in fiscal 2003 of $13.8 million from the amount previously reported.

*Income Tax Provision*

| | Years Ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2004 | Effective Rate | 2003 | Effective Rate | Change |
| | (amounts in millions) | | | | |
| Income tax provision | $55.0 | 25.3% | $77.0 | 39.0% | $(22.0) |

ATK's income tax provision includes both federal and state income taxes. The tax rate for fiscal 2004 differs from the federal statutory rate due to state income taxes, the ETI benefit, the R&D credit, provision adjustments, the tax benefit from favorable resolution of audit issues, and a decrease in the valuation allowance. In fiscal 2004, $15.5 million of previously recorded tax reserves were recognized because a settlement was reached with the IRS for fiscal 1999 through 2001, favorable guidance was issued by the IRS on the taxability of foreign sales and there was a change in estimate of reserves needed. In addition, the valuation allowance was reduced by $2.4 million because expectations of the amount of state carryforward benefits that will be utilized before expiration was increased as a result of changes made to ATK's structure.

The tax rate for fiscal 2003 reflects a benefit for R&D credit partially offset by tax charges for other permanent non-deductible costs.

*Minority Interest*

The minority interest in fiscal 2004 represents the minority owner's portion of the income of a joint venture in which ATK is the primary owner. This joint venture was acquired with COI and is consolidated into ATK's financial statements.

*Net Income*

Net income for fiscal 2004 was $162.3 million, an increase of $38.0 million compared to $124.3 million in fiscal 2003. The increase was due to an increase in gross profit of $11.1 million, a decrease in net interest expense of $18.8 million, and a decrease in the income tax provision of $22.0 million, partially offset by an increase in operating expenses of $9.6 million, the absence of the gain for the cumulative effect of change in accounting principle of $3.8 million, and the minority interest of $0.5 million.

**Cash Flows**

***Fiscal 2005***

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | Change |
| | (amounts in millions) | | |
| Cash flows provided by operating activities | $ 196 | $ 181 | $ 15 |
| Cash flows used for investing activities | (226) | (315) | 89 |
| Cash flows provided by financing activities | 18 | 158 | (140) |
| Net cash flows | $ (12) | $ 24 | $ (36) |

*Operating Activities.* The increase in cash provided by operating activities was primarily due to a $34 million improvement for pension and other post-retirement benefits (PRB) due to a reduction of $15 million in contributions to the qualified pension and other PRB plans and a $20 million increase in pension and other PRB expense along with an increase in accrued compensation of $27 million due to increased headcount. These increases were partially offset by a $42 million increase in cash used for working capital (defined as net receivables plus net inventories less accounts payable less contract advances and allowances) primarily due to timing of significant accounts receivable collections and an increase of $13 million in contributions to ATK's supplemental employee retirement plan (SERP) primarily due to a lump-sum retirement benefit payment made in fiscal 2005 (included in "other assets and liabilities" in the statement of cash flows).

*Investing Activities.* Cash used to acquire new businesses during fiscal 2005 included $164 million to acquire the PSI Group. Cash used to acquire new businesses during fiscal 2004 included $215 million to acquire Mission Research Corporation and $43 million to acquire ATK GASL. Capital expenditures were $63 million in fiscal 2005, which was $4 million, or 7%, greater than last year.

*Financing Activities.* As discussed in the Liquidity and Capital Resources section below, ATK issued $200 million of convertible senior subordinated notes during fiscal 2005 while making payments on its bank debt of $133 million. In connection with its financing activities, ATK incurred $6 million of debt issue costs during fiscal 2005. ATK received proceeds from employee stock compensation plans of $28 million primarily due to stock option exercises. During the current year, ATK also repurchased 1,128,100 shares of its common stock for $75 million.

***Fiscal 2004***

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2004 | 2003 | Change |
| | (amounts in millions) | | |
| Cash flows provided by operating activities | $ 181 | $ 189 | $ (8) |
| Cash flows used for investing activities | (315) | (157) | (158) |
| Cash flows provided by (used for) financing activities | 158 | (32) | 190 |
| Net cash flows | $ 24 | $ — | $ 24 |

*Operating Activities.* The decrease in cash provided by operating activities was caused by $37 million in additional payments to ATK's pension plans, and the absence of $17 million from the re-couponing of two swap contracts done in fiscal 2003. Partially offsetting these items were an increase in income from continuing operations before income taxes of $20 million, along with a $31 million decrease in cash used for working capital.

*Investing Activities.* Cash used to acquire new businesses during fiscal 2004 included $215 million to acquire Mission Research Corporation and $43 million to acquire ATK GASL. Cash used to acquire new businesses during fiscal 2003 totaled $127 million (ATK Gun Systems, ATK Missile Systems, COI, and true-ups related to the civil ammunition business). Fiscal 2003 included proceeds of $20 million from the sale of a subsidiary that ATK had purchased as part of the civil ammunition business. Capital expenditures were $59 million in fiscal 2004, which was $5 million, or 8%, greater than fiscal 2003.

*Financing Activities.* As discussed in the Liquidity and Capital Resources section below, ATK restructured its debt, resulting in the extinguishment of $398 million of debt and the issuance of $680 million of new debt. In connection with the refinancing, ATK incurred $11 million of debt issue costs. During fiscal 2004, ATK also repurchased 1,320,200 shares of its common stock for $75 million.

ATK does not expect its level of capital expenditures to change significantly in the foreseeable future.

ATK typically generates cash flows from operating activities in excess of its commitments. If this occurs, ATK has several strategic opportunities for capital deployment, which may include debt repayments, stock repurchases, funding acquisitions, and other alternatives.

**Liquidity and Capital Resources**

ATK's principal sources of liquidity continue to be cash generated by operations and borrowings under credit facilities. Based on ATK's current financial condition, management believes that future operating cash flows, combined with the availability of funding, if needed, under new revolving credit facilities, will be adequate to fund future growth as well as service long-term obligations and fund share repurchases, as discussed below, over the next 12 months.

**Debt**

As of March 31, 2005 and 2004, long-term debt, including the current portion, consisted of the following (in thousands):

| | March 31 | |
|---|---|---|
| | **2005** | **2004** |
| Senior Credit Facility dated March 31, 2004: | | |
| Term B Loan due 2011 | $ 266,553 | $ 400,000 |
| Revolving Credit Facility due 2009 | | |
| 8.50% Senior Subordinated Notes due 2011 | 387,492 | 404,294 |
| 2.75% Convertible Senior Subordinated Notes due 2024 | 280,000 | 280,000 |
| 3.00% Convertible Senior Subordinated Notes due 2024 | 200,000 | |
| Total long-term debt | 1,134,045 | 1,084,294 |
| Less current portion | 2,692 | 4,000 |
| Long-term debt | $1,131,353 | $1,080,294 |

On May 5, 2005, ATK entered into an amendment to its $700 million Senior Credit Facility dated March 31, 2004 (the Senior Credit Facility). Prior to the amendment, the Senior Credit Facility was comprised of a Term B Loan of approximately $266.6 million maturing in 2011 and a $300 million Revolving Credit Facility maturing in 2009. The Term B Loan had an original balance of $400 million of which ATK paid $130 million in optional prepayments along with $3.4 million of scheduled payments during fiscal 2005. The amendment to the Senior Credit Facility was entered into in order to refinance the Term B Loan with the issuance of a new term loan in the amount of $270 million (the Term A Loan) maturing in 2009. The Term A Loan requires quarterly principal payments of approximately $6.8 million through December 2008 and $168.8 million in March 2009. Substantially all domestic, tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the Senior Credit Facility. Debt issuance costs of approximately $3.9 million are being amortized over the term of the Senior Credit Facility. Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate or a Eurodollar rate plus an applicable margin, which is based on ATK's consolidated total leverage ratio, as defined by the Senior Credit Facility. The weighted average interest rate for the Term B Loan was 4.38% at March 31, 2005. As of March 31, 2005, the interest rate on the Term B Loan was 6.50% per annum after taking into account the related interest rate swap agreements, which are discussed below. The annual commitment fee in effect on the unused portion of ATK's Revolving Credit Facility was 0.50% at March 31, 2005. As of March 31, 2005, ATK had no borrowings against its $300 million revolving credit facility and had outstanding letters of credit of $67.7 million, which reduced amounts available on the revolving facility to $232.3 million. ATK's weighted average interest rate on short-term borrowings was 4.22% during fiscal 2005 and 3.50% during fiscal 2004.

In August 2004, ATK issued $200 million aggregate principal amount of 3.00% Convertible Senior Subordinated Notes (the 3.00% Convertible Notes) that mature on August 15, 2024. Interest on the 3.00% Convertible Notes is payable on February 15 and August 15 of each year, beginning on February 15, 2005. Starting with the period beginning on August 20, 2014 and ending on February 14, 2015, and for each of the six-month periods thereafter beginning on February 15, 2015, ATK will pay contingent interest during the applicable interest period if the average trading price of the 3.00% Convertible Notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 3.00% Convertible Notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. ATK may redeem some or all of the 3.00% Convertible Notes in cash at any time on or after August 20, 2014. Holders of the 3.00% Convertible Notes may require ATK to repurchase in cash some or all of the 3.00% Convertible Notes on August 15, 2014 and August 15, 2019. Holders may also convert their 3.00% Convertible Notes at a conversion rate of 12.5392 shares of ATK's common stock per $1,000 principal amount of 3.00% Convertible Notes (a conversion price of $79.75) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.68, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls the 3.00% Convertible Notes for redemption; or (3) upon the occurrence of certain corporate transactions. On October 26, 2004, ATK amended the indenture to require ATK to satisfy 100% of the principal amount of the 3.00% Convertible Notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. If certain fundamental changes occur on or prior to August 15, 2014, ATK will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, ATK may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the 3.00% Convertible Notes are convertible into shares of the acquiring or surviving company. These contingently issuable shares are not included in diluted earnings per share because ATK's stock price is below the conversion price. Debt issuance costs of approximately $4.7 million are being amortized to interest expense over ten years, the period until the first date on which the holders can require ATK to repurchase the 3.00% Convertible Notes.

In February 2004, ATK issued $280 million aggregate principal amount of 2.75% Convertible Senior Subordinated Notes (the 2.75% Convertible Notes) that mature on February 15, 2024. Interest on the 2.75% Convertible Notes is payable on February 15 and August 15 of each year, beginning on August 15, 2004. Beginning with the period beginning on August 20, 2009 and ending on February 14, 2010, and for each of the six-month periods thereafter beginning on February 15, 2010, ATK will pay contingent interest during the applicable interest period if the average trading price of the 2.75% Convertible Notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 2.75% Convertible Notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. ATK may redeem some or all of the 2.75% Convertible Notes in cash at any time on or after August 20, 2009. Holders of the 2.75% Convertible Notes may require ATK to repurchase in cash some or all of the Convertible Notes on August 15, 2009, February 15, 2014, or February 15, 2019. Holders may also convert their 2.75% Convertible Notes into shares of ATK's common stock at a conversion rate of 12.5843 shares per $1,000 principal amount of 2.75% Convertible Notes (a conversion price of $79.46) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.30, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls the 2.75% Convertible Notes for redemption; or (3) upon the occurrence of certain corporate transactions. On October 26, 2004, ATK amended the indenture to require ATK to satisfy 100% of the principal amount of the 2.75% Convertible

Notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. These contingently issuable shares are not included in diluted earnings per share because ATK's stock price is below the conversion price. Debt issuance costs of approximately $8.6 million are being amortized to interest expense over five years, the period until the first date on which the holders can require ATK to repurchase the 2.75% Convertible Notes.

In May 2001, ATK issued $400 million aggregate principal amount of 8.50% Senior Subordinated Notes (the Senior Subordinated Notes) that mature on May 15, 2011. In May 2002, ATK entered into two nine-year interest-rate swaps, with a $100 million notional value each, and in March 2004 entered into a seven-year swap, with a $200 million notional value, discussed below, against the Senior Subordinated Notes. The carrying value of the Senior Subordinated Notes was decreased to $387.5 million at March 31, 2005 and increased to $404.3 million as of March 31, 2004 as a result of these swaps. The outstanding Senior Subordinated Notes are general unsecured obligations. Interest on the outstanding Senior Subordinated Notes accrues at a rate of 8.50% per annum and is payable semi-annually on May 15 and November 15 of each year. As of March 31, 2005, the interest rate on the Senior Subordinated Notes was 6.84% after taking into account the related interest rate swap agreements, which are discussed below.

The 3.00% Convertible Notes, the 2.75% Convertible Notes, and the Senior Subordinated Notes rank equal in right of payment with each other and all of ATK's future senior subordinated indebtedness and are subordinated in right of payment to all existing and future senior indebtedness, including the Senior Credit Facility. The outstanding notes are guaranteed on an unsecured basis by substantially all of ATK's domestic subsidiaries. All of these guarantor subsidiaries are 100% owned by ATK. These guarantees are senior subordinated obligations of the applicable subsidiary guarantors.

The scheduled minimum loan payments on outstanding long-term debt are as follows (in thousands):

| | |
|---|---|
| Fiscal 2006 | $ 2,692 |
| Fiscal 2007 | 2,692 |
| Fiscal 2008 | 2,692 |
| Fiscal 2009 | 2,692 |
| Fiscal 2010 | 2,692 |
| Thereafter | 1,120,585 |
| Total | $1,134,045 |

ATK's total debt (current portion of debt and long-term debt) as a percentage of total capitalization (total debt and stockholders' equity) was 62% as of March 31, 2005 and 66% as of March 31, 2004.

ATK's Senior Credit Facility and the indentures governing the Senior Subordinated Notes, the 2.75% Convertible Notes, and the 3.00% Convertible Notes impose restrictions on ATK, including limitations on its ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. In addition, the Senior Credit Facility limits ATK's ability to enter into sale-and-leaseback transactions and to make certain capital expenditures. The Senior Credit Facility also requires that ATK meet and maintain specified financial ratios, including: a maximum interest coverage ratio, a maximum consolidated leverage ratio, and a maximum senior leverage ratio. ATK's ability to comply with these covenants and to meet and maintain the financial ratios may be affected by events beyond its control. Borrowings under the Senior Credit Facility are subject to compliance with these covenants. As of March 31, 2005, ATK was in compliance with the covenants.

Moody's Investors Service has assigned ATK an issuer rating of B1 with a stable outlook. Standard & Poor's Ratings Services has assigned ATK a BB- corporate credit rating with a positive outlook.

ATK has limited amortization requirements under the Senior Credit Facility over the next few years. ATK's other debt service requirements consist principally of interest expense on its long-term debt. Additional cash may be required to repurchase or convert the 2.75% Convertible Notes or the 3.00% Convertible Notes under certain circumstances, as discussed above. ATK's short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain and expand production facilities and working capital requirements.

**Interest Rate Swaps**

ATK uses interest rate swaps to manage interest costs and the risk associated with changing interest rates of long-term debt. ATK does not hold or issue derivative instruments for trading purposes. Derivatives are used for hedging purposes only and must be designated as, and effective as, a hedge of identified risk exposure at the inception of the derivative contract. As of March 31, 2005, ATK had the following interest rate swaps (in thousands):

| | | | Interest Rate | | |
|---|---|---|---|---|---|
| **Cashflow hedges:** | **Notional Amount** | **Fair Value** | **Pay Fixed** | **Receive Floating** | **Maturity Date** |
| Amortizing swap | $ 40,000 | $ (511) | 5.25% | 3.09% | December 2005 |
| Amortizing swap | 40,000 | (517) | 5.27% | 3.09% | December 2005 |
| Non-amortizing swap | 100,000 | (6,440) | 6.06% | 3.10% | November 2008 |
| Derivative obligation | | (7,468) | | | |
| **Fair value hedges:** | | | **Receive Fixed** | **Pay Floating** | |
| Non-amortizing swap | 100,000 | (985) | 8.50% | 6.88% | May 2011 |
| Non-amortizing swap | 100,000 | (1,993) | 8.50% | 7.09% | May 2011 |
| Non-amortizing swap | 200,000 | (7,781) | 8.50% | 7.46% | May 2011 |
| Derivative obligation | | (10,759) | | | |
| | | $(18,227) | | | |

In March 2004, ATK entered into a seven-year swap, with a $200 million notional value, against ATK's Senior Subordinated Notes. This swap agreement involves the exchange of amounts based on a variable rate of six-month LIBOR plus an adder rate of 4.18% over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt.

In May 2002, ATK entered into two nine-year swaps, with a $100 million notional value each, against ATK's Senior Subordinated Notes. In fiscal 2003, ATK re-couponed these swap contracts. The transaction resulted in resetting the interest rate from LIBOR plus 2.3% to LIBOR plus 3.7% and the receipt of $17 million cash, which is included in other long-term liabilities and is being amortized to reduce interest expense through May 2011.

***Share Repurchases***

In January 2004, ATK's Board of Directors authorized ATK to repurchase up to 2,000,000 shares of its common stock. In February 2004, ATK repurchased 1,320,200 shares for approximately $75 million. ATK repurchased an additional 414,200 shares, at a cost of approximately $25 million, of its common stock in April and May of fiscal 2005. On August 3, 2004, ATK's Board of Directors canceled authorization for the 265,600 shares remaining under the January 2004 authorization and authorized the repurchase of up to 2,000,000 additional shares through March 2006. In February and March of 2005, ATK repurchased 713,900 shares for approximately $50 million. ATK also repurchased 350,800 shares for approximately $25 million in April 2005. Any additional authorized repurchases would be subject to market conditions and

ATK's compliance with its debt covenants. As of March 31, 2005, ATK's debt covenants permit ATK to make "restricted payments" (as defined in ATK's debt covenants) up to $75 million, which among other items, would allow payments for future stock repurchases. On May 5, 2005, ATK entered into an amendment to its Senior Credit Facility as discussed above. The amended agreement allows for unlimited "restricted payments" as long as ATK maintains certain debt limits, with an annual limit of $50 million when those debt limits are not met.

**Contractual Obligations and Commercial Commitments**

The following table summarizes ATK's contractual obligations and commercial commitments as of March 31, 2005 (in thousands):

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Within 1 year | 1-3 years | 3-5 years | After 5 years |
| **Contractual obligations:** | | | | | |
| Long-term debt | $1,134,045 | $ 2,692 | $ 5,384 | $ 5,384 | $1,120,585 |
| Operating leases | 200,265 | 47,634 | 75,458 | 48,601 | 28,572 |
| Pension plan contributions | 202,700 | 13,700 | 112,000 | 77,000 | |
| Total contractual obligations | $1,537,010 | $64,026 | $192,842 | $130,985 | $1,149,157 |
| **Other commercial commitments:** | | | | | |
| Letters of credit | $ 67,731 | $58,934 | $ 8,797 | | |

Pension plan contributions is an estimate of ATK's minimum funding requirements through fiscal 2010 to provide pension benefits for employees based on service provided through fiscal 2005 pursuant to the Employee Retirement Income Security Act, although ATK may make additional discretionary contributions. These estimates may change significantly depending on the actual rate of return on plan assets, discount rates, discretionary pension contributions, and regulations.

**Contingencies**

*Litigation.* From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its future operating results, financial condition, or cash flows.

On March 12, 2002, a civil action was filed against ATK in the U.S. District Court for the Southern District of California, *National Metal Technologies, Inc. and National Manufacturing Technologies, Inc. v. Alliant Techsystems Inc., et al.*, asserting various claims arising in connection with an agreement under which National Metal Technologies, Inc. (NMT) agreed to supply ATK with ammunition links for small- and medium-caliber ammunition. Specifically, the plaintiffs alleged that they were entitled to damages in excess of $30 million for alleged breach of contract, violation of the antitrust laws, and tortious interference with prospective economic advantage as a result of ATK's termination of the supply agreement in 2001. ATK denied these allegations and alleged that the agreement was terminated as a result of NMT's default. On March 24, 2005, ATK and NMT agreed to settle the litigation for $6 million.

*Environmental Remediation*

ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that ATK owns or operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. ATK could incur substantial costs, including remediation costs, fines, and penalties, or third party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

The liability for environmental remediation represents management's best estimate of the present value of the probable and reasonably estimable costs related to known remediation obligations. The receivable represents the present value of the amount that ATK expects to recover, as discussed below. Both the liability and receivable have been discounted to reflect the present value of the expected future cash flows, using a discount rate, net of estimated inflation, of 3.0% and 3.5% as of March 31, 2005 and 2004, respectively. The following is a summary of the amounts recorded for environmental remediation (in thousands):

| | March 31, 2005 | | March 31, 2004 | |
|---|---|---|---|---|
| | Liability | Receivable | Liability | Receivable |
| Amounts (payable) receivable | $(70,791) | $ 40,213 | $(58,625) | $ 25,876 |
| Unamortized discount | 11,918 | (5,907) | 10,975 | (3,745) |
| Present value amounts (payable) receivable | $(58,873) | $ 34,306 | $(47,650) | $ 22,131 |

Amounts payable or receivable in periods beyond fiscal 2006 have been classified as non-current on the March 31, 2005 balance sheet. As of March 31, 2005, the estimated discounted range of reasonably possible costs of environmental remediation was $59 million to $98 million.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50,000. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Kenvil, NJ facility or the Clearwater, FL facility. In accordance with its agreement with Hercules, ATK notified Hercules of all known contamination on federal lands on or before March 31, 2005.
- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29 million, ATK and Alcoa have agreed to split evenly any amounts between $29 million and $49 million, and ATK is responsible for any payments in excess of $49 million.
- With respect to the civil ammunition business' facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify ATK for certain compliance and remediation liabilities, to the

extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount's indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties. The third party's obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, Blount, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows. While ATK has environmental management programs in place to mitigate these risks, and environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

At March 31, 2005, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected recoveries, are estimated to be (in thousands):

| | |
|---|---|
| Fiscal 2006 | $ 1,598 |
| Fiscal 2007 | 2,694 |
| Fiscal 2008 | 642 |
| Fiscal 2009 | 3,484 |
| Fiscal 2010 | 3,504 |
| Thereafter | 18,656 |
| Total | $30,578 |

ATK does not anticipate that resolution of the environmental contingencies in excess of amounts accrued, net of recoveries, will materially affect its future operating results, financial condition, or cash flows. There were no material insurance recoveries related to environmental remediations during fiscal 2005, 2004, or 2003.

Factors that could significantly change the estimates described in this section on environmental remediation include:

- the adoption, implementation, and interpretation of new laws, regulations, or cleanup standards,
- advances in technologies,
- outcomes of negotiations or litigation with regulatory authorities and other parties,
- additional information about the ultimate remedy selected at new and existing sites,
- adjustment of ATK's share of the cost of such remedies,
- changes in the extent and type of site utilization,
- the discovery of new contamination,
- the number of parties found liable at each site and their ability to pay, or
- more current estimates of liabilities for these contingencies.

### New Accounting Pronouncements

See Note 1 to the consolidated financial statements in Item 8 of this report for discussion of new accounting pronouncements.

### Inflation

In management's opinion, inflation has not had a significant impact upon the results of ATK's operations. The selling prices under contracts, the majority of which are long term, generally include estimated costs to be incurred in future periods. These cost projections can generally be negotiated into new buys under fixed-price government contracts, while actual cost increases are recoverable on cost-type contracts.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ATK is exposed to market risk from changes in interest rates. To mitigate the risks from interest rate exposure, ATK has entered into various hedging transactions, mainly interest rate swaps, through derivative financial instruments that have been authorized pursuant to corporate policies. ATK uses derivatives to hedge certain interest rate and commodity price risks, but does not use derivative financial instruments for trading or other speculative purposes, and ATK is not a party to leveraged financial instruments. Additional information regarding the financial instruments is contained in Note 7 to the consolidated financial statements. ATK's objective in managing exposure to changes in interest rates is to limit the impact of such changes on earnings and cash flow and to lower the overall borrowing costs.

ATK measures market risk related to holdings of financial instruments based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows, and earnings based on a hypothetical 10% change (increase and decrease) in interest rates. ATK used current market rates on the debt and derivative portfolio to perform the sensitivity analysis. Certain items such as lease contracts, insurance contracts, and obligations for pension and other postretirement benefits were not included in the analysis.

ATK's primary interest rate exposures relate to variable rate debt and interest rate swaps. The potential loss in fair values is based on an assumed immediate change in the net present values of interest rate-sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flows and earnings is based on the change in the net interest income/expense over a one-year period due to the change in rates. Based on ATK's analysis, a 10% change in interest rates would not have a material impact on the fair values or ATK's results of operations or cash flows.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Stockholders of Alliant Techsystems Inc.:**

We have audited the accompanying consolidated balance sheets of Alliant Techsystems Inc. and subsidiaries (the "Company") as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 23, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets effective April 1, 2002.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

May 23, 2005

## CONSOLIDATED INCOME STATEMENTS

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | (Amounts in thousands except per share data) | | |
| Sales | $2,801,129 | $2,366,193 | $2,172,135 |
| Cost of sales | 2,269,927 | 1,875,656 | 1,692,742 |
| Gross profit | 531,202 | 490,537 | 479,393 |
| Operating expenses: | | | |
| Research and development | 37,929 | 28,936 | 26,849 |
| Selling | 71,112 | 67,204 | 64,200 |
| General and administrative | 137,169 | 117,334 | 112,801 |
| Total operating expenses | 246,210 | 213,474 | 203,850 |
| Income before interest, income taxes, and minority interest | 284,992 | 277,063 | 275,543 |
| Interest expense | (65,382) | (60,327) | (79,495) |
| Interest income | 930 | 1,060 | 1,429 |
| Income before income taxes and minority interest | 220,540 | 217,796 | 197,477 |
| Income tax provision | 66,549 | 55,041 | 77,020 |
| Income before minority interest | 153,991 | 162,755 | 120,457 |
| Minority interest, net of income taxes | 451 | 450 | |
| Income before cumulative effect of change in accounting principle | 153,540 | 162,305 | 120,457 |
| Cumulative effect of change in accounting principle, net of income taxes | | | 3,830 |
| Net income | $ 153,540 | $ 162,305 | $ 124,287 |
| Basic earnings per common share: | | | |
| Income before cumulative effect of change in accounting principle | $ 4.09 | $ 4.22 | $ 3.15 |
| Cumulative effect of change in accounting principle | | | 0.10 |
| Net income | $ 4.09 | $ 4.22 | $ 3.25 |
| Diluted earnings per common share: | | | |
| Income before cumulative effect of change in accounting principle | $ 4.03 | $ 4.14 | $ 3.06 |
| Cumulative effect of change in accounting principle | | | 0.10 |
| Net income | $ 4.03 | $ 4.14 | $ 3.16 |

See Notes to the Consolidated Financial Statements.

## CONSOLIDATED BALANCE SHEETS

| | March 31 2005 | March 31 2004 |
|---|---|---|
| | (Amounts in thousands except share data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 12,772 | $ 24,306 |
| Net receivables | 626,711 | 528,848 |
| Net inventories | 125,190 | 134,676 |
| Deferred income tax asset | 30,754 | 53,105 |
| Other current assets | 37,987 | 32,165 |
| Total current assets | 833,414 | 773,100 |
| Net property, plant, and equipment | 456,310 | 465,786 |
| Goodwill | 1,154,406 | 1,063,711 |
| Prepaid and intangible pension assets | 362,158 | 331,860 |
| Deferred income tax asset | | 38,940 |
| Deferred charges and other non-current assets | 209,522 | 127,347 |
| Total assets | $3,015,810 | $2,800,744 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Cash overdrafts | $ 6,092 | |
| Current portion of long-term debt | 2,692 | $ 4,000 |
| Accounts payable | 147,286 | 110,356 |
| Contract advances and allowances | 31,717 | 46,221 |
| Accrued compensation | 107,509 | 117,333 |
| Accrued income taxes | | 10,278 |
| Other accrued liabilities | 136,444 | 107,618 |
| Total current liabilities | 431,740 | 395,806 |
| Long-term debt | 1,131,353 | 1,080,294 |
| Deferred income tax liability | 8,279 | |
| Postretirement and postemployment benefits liability | 209,893 | 218,755 |
| Minimum pension liability | 409,042 | 401,314 |
| Other long-term liabilities | 139,144 | 140,375 |
| Total liabilities | 2,329,451 | 2,236,544 |
| Commitments and contingencies (Notes 10 and 11) | | |
| Common stock—$.01 par value: | | |
| Authorized—90,000,000 shares | | |
| Issued and outstanding—37,248,241 shares at March 31, 2005 and 37,439,972 shares at March 31, 2004 | 416 | 416 |
| Additional paid-in-capital | 449,883 | 468,044 |
| Retained earnings | 774,639 | 621,099 |
| Unearned compensation | (1,674) | (1,015) |
| Accumulated other comprehensive income | (259,590) | (263,687) |
| Common stock in treasury, at cost—4,308,857 shares held at March 31, 2005 and 4,117,126 shares held at March 31, 2004 | (277,315) | (260,657) |
| Total stockholders' equity | 686,359 | 564,200 |
| Total liabilities and stockholders' equity | $3,015,810 | $2,800,744 |

See Notes to the Consolidated Financial Statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | (Amounts in thousands) | | |
| **Operating Activities** | | | |
| Net income | $ 153,540 | $ 162,305 | $ 124,287 |
| Adjustments to net income to arrive at cash provided by operating activities: | | | |
| Depreciation | 71,138 | 63,923 | 61,066 |
| Amortization of intangible assets and unearned compensation | 13,187 | 5,995 | 6,068 |
| Deferred income tax | 48,932 | 46,512 | 29,596 |
| Loss on disposal of property | 3,928 | 1,229 | 1,840 |
| Minority interest, net of income taxes | 451 | 450 | |
| Cumulative effect of change in accounting principle, net of income taxes | | | (3,830) |
| Changes in assets and liabilities: | | | |
| Net receivables | (80,158) | (44,314) | (39,354) |
| Net inventories | 14,886 | 20,783 | (16,863) |
| Accounts payable | 33,574 | 21,224 | 16,590 |
| Contract advances and allowances | (15,961) | (3,794) | 2,527 |
| Accrued compensation | (12,930) | 14,148 | 8,776 |
| Accrued income taxes | 1,435 | (8,747) | 28,912 |
| Accrued environmental | (952) | (2,152) | (625) |
| Pension and postretirement benefits | (40,048) | (74,496) | (49,997) |
| Other assets and liabilities | 5,033 | (22,181) | 19,818 |
| **Cash provided by operating activities** | 196,055 | 180,885 | 188,811 |
| **Investing Activities** | | | |
| Capital expenditures | (62,600) | (58,754) | (54,171) |
| Acquisition of businesses | (164,198) | (258,312) | (127,325) |
| Proceeds from sale of a subsidiary | | | 20,383 |
| Proceeds from the disposition of property, plant, and equipment | 948 | 1,650 | 4,374 |
| **Cash used for investing activities** | (225,850) | (315,416) | (156,739) |
| **Financing Activities** | | | |
| Change in cash overdrafts | 6,092 | (19,286) | 1,896 |
| Payments made on bank debt | (133,447) | (27,601) | (100,035) |
| Payments made to extinguish debt | | (397,586) | (472,220) |
| Proceeds from issuance of long-term debt | 200,000 | 680,000 | 525,000 |
| Payments made for debt issue costs | (6,336) | (10,814) | (2,160) |
| Net purchase of treasury shares | (76,106) | (77,792) | (2,804) |
| Proceeds from employee stock compensation plans | 28,058 | 11,916 | 18,251 |
| **Cash provided by (used for) financing activities** | 18,261 | 158,837 | (32,072) |
| (Decrease) increase in cash and cash equivalents | (11,534) | 24,306 | |
| Cash and cash equivalents at beginning of year | 24,306 | | |
| Cash and cash equivalents at end of year | $ 12,772 | $ 24,306 | $ — |

*See Notes to the Consolidated Financial Statements.*

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

| (Amounts in thousands except share data) | Common Stock $.01 Par | | Additional Paid-In Capital | Retained Earnings | Unearned Compensation | Accumulated Other Comprehensive Income | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| **Balance, April 1, 2002** | **25,229,812** | **$289** | **$ 478,489** | **$334,507** | **$(4,864)** | **$ (14,122)** | **$(237,498)** | **$ 556,801** |
| Comprehensive income: | | | | | | | | |
| Net income | | | | 124,287 | | | | 124,287 |
| Other comprehensive income (see Note 1): | | | | | | | | |
| Adjustments, net | | | | | | (232,756) | | (232,756) |
| Comprehensive income | | | | | | | | (108,469) |
| Exercise of stock options | 464,538 | | (18,611) | | | | 30,520 | 11,909 |
| Restricted stock grants | 26,589 | | (155) | | (1,595) | | 1,750 | — |
| Stock split | 12,701,583 | 127 | (127) | | | | | — |
| Amortization of restricted stock | | | | | 3,670 | | | 3,670 |
| Employee benefit plans and other | 64,108 | | 10,562 | | 139 | | 3,312 | 14,013 |
| **Balance, March 31, 2003** | **38,486,630** | **416** | **470,158** | **458,794** | **(2,650)** | **(246,878)** | **(201,916)** | **477,924** |
| Comprehensive income: | | | | | | | | |
| Net income | | | | 162,305 | | | | 162,305 |
| Other comprehensive income (see Note 1): | | | | | | | | |
| Adjustments, net | | | | | | (16,809) | | (16,809) |
| Comprehensive income | | | | | | | | 145,496 |
| Exercise of stock options | 124,336 | | (5,362) | | | | 8,167 | 2,805 |
| Restricted stock grants | 10,181 | | (151) | | (524) | | 675 | — |
| Amortization of restricted stock | | | | | 2,119 | | | 2,119 |
| Treasury stock purchased | (1,320,200) | | | | | | (74,948) | (74,948) |
| Employee benefit plans and other | 139,025 | | 3,399 | | 40 | | 7,365 | 10,804 |
| **Balance, March 31, 2004** | **37,439,972** | **416** | **468,044** | **621,099** | **(1,015)** | **(263,687)** | **(260,657)** | **564,200** |
| Comprehensive income: | | | | | | | | |
| Net income | | | | 153,540 | | | | 153,540 |
| Other comprehensive income (see Note 1): | | | | | | | | |
| Adjustments, net | | | | | | 4,097 | | 4,097 |
| Comprehensive income | | | | | | | | 157,637 |
| Exercise of stock options | 801,130 | | (28,877) | | | | 50,623 | 21,746 |
| Restricted stock grants | 28,444 | | (34) | | (1,754) | | 1,799 | 11 |
| Amortization of unearned compensation | | | | | 1,040 | | | 1,040 |
| Treasury stock purchased | (1,128,100) | | | | | | (75,003) | (75,003) |
| Employee benefit plans and other | 106,795 | | 10,750 | | 55 | | 5,923 | 16,728 |
| **Balance, March 31, 2005** | **37,248,241** | **$416** | **$ 449,883** | **$774,639** | **$(1,674)** | **$(259,590)** | **$(277,315)** | **$ 686,359** |

See Notes to the Consolidated Financial Statements.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**(Amounts in thousands except share and per share data and unless otherwise indicated)**

### 1. Summary of Significant Accounting Policies

***Nature of Operations.*** Alliant Techsystems Inc. (ATK) is a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. ATK is also a supplier of ammunition to federal and local law enforcement agencies and commercial markets. ATK is headquartered in Edina, Minnesota and has operating locations throughout the U.S.

***Basis of Presentation.*** The consolidated financial statements of ATK include all majority-owned affiliates. All significant intercompany transactions and accounts have been eliminated. Effective May 1, 2005, ATK Gun Systems, which was previously reported within the Precision Systems segment, is now reported within the Ammunition segment. All periods presented have been restated to reflect this change.

***Fiscal Year.*** References in this report to a particular fiscal year are to the year ended March 31 of that calendar year. ATK's interim quarterly periods are based on 13-week periods and end on Sundays.

***Use of Estimates.*** The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

***Revenue Recognition.***

*Long-Term Contracts*—Sales under long-term contracts are accounted for under the percentage-of-completion method and include cost-plus and fixed-price contracts. Sales under cost-plus contracts are recognized as costs are incurred. Sales under fixed-price contracts are either recognized as the actual cost of work performed relates to the estimate at completion (cost-to-cost) or based on results achieved, which usually coincides with customer acceptance (units-of-delivery).

Profits expected to be realized on contracts are based on ATK's estimates of total contract sales value and costs at completion. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Assumptions used for recording sales and earnings are adjusted in the period of change to reflect revisions in contract value and estimated costs. In the period in which it is determined that a loss will be incurred on a contract, the entire amount of the estimated loss is charged to cost of sales.

*Commercial Products*—Sales are recognized on commercial products when it is realized or realizable and has been earned. Sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and legal title and all risks of ownership have been transferred, written contract and sales terms are complete, customer acceptance has occurred, and payment is reasonably assured. Sales are reduced for allowances and price discounts.

***Operating Expenses.*** Research and development, selling, and general and administrative costs are expensed in the year incurred.

***Environmental Remediation and Compliance.*** Costs associated with environmental compliance and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation and monitoring costs relating to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial activities when they are probable and the remediation cost can be reasonably estimated.

**(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)**

**1. Summary of Significant Accounting Policies (Continued)**

ATK's engineering, financial, and legal specialists estimate, based on current law and existing technologies, the cost of each environmental liability. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that other potentially responsible parties ("PRPs") will be able to fulfill their commitments at the sites where ATK may be jointly and severally liable. ATK's estimates for environmental obligations are dependent on, and affected by, the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, methods of remediation available, the technology that will be required, the outcome of discussions with regulatory agencies and other PRPs at multi-party sites, the number and financial viability of other PRPs, changes in environmental laws and regulations, future technological developments, and the timing of expenditures; accordingly, such estimates could change materially as ATK periodically evaluates and revises such estimates based on expenditures against established reserves and the availability of additional information.

***Cash Equivalents.*** Cash equivalents are all highly liquid temporary cash investments purchased with original maturities of three months or less.

***Marketable Securities.*** Investments in marketable equity securities are classified as available-for-sale securities and are recorded at fair value within other current assets. Unrealized gains and losses are recorded in Other Comprehensive Income (OCI). When such investments are sold, the unrealized gains or losses are reversed from OCI and recognized in the consolidated income statement.

***Inventories.*** Inventories are stated at the lower of cost or market. Inventoried costs relating to contracts in progress are stated at actual production costs, including factory overhead, initial tooling, and other related costs incurred to date, reduced by amounts associated with recognized sales. Raw materials, work in process, and finished goods are generally determined using the standard costing method.

Inventories consist of the following:

| | March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Raw materials | $ 40,384 | $ 42,689 |
| Work in process | 29,184 | 21,605 |
| Finished goods | 31,883 | 46,988 |
| Contracts in progress | 23,739 | 23,394 |
| Total inventories | $125,190 | $134,676 |

Progress payments received from customers relating to the uncompleted portions of contracts are offset first against unbilled receivable balances, then against applicable inventories. Any remaining progress payment balances are classified as contract advances. Inventories are shown net of reductions of $11,657 as of March 31, 2005 and $4,975 as of March 31, 2004 for customer progress payments received on uncompleted portions of contracts.

***Stock-Based Compensation.*** ATK offers stock-based employee compensation plans, which are described more fully in Note 12. ATK accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost related to stock options is reflected in net income, as all options granted under those plans had an exercise price equal to

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**1. Summary of Significant Accounting Policies (Continued)**

the market value of the underlying common stock on the date of grant. Restricted stock awards are recorded as compensation expense over the vesting periods based on the market value on the date of grant. Unearned compensation cost on restricted stock awards is shown as a reduction to stockholders' equity. The following table illustrates the effect on net income and earnings per share if ATK had applied the fair value recognition provisions of

Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, to stock options.

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net income, as reported | $153,540 | $162,305 | $124,287 |
| Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects | (6,240) | (6,127) | (4,963) |
| Pro forma net income | $147,300 | $156,178 | $119,324 |
| Earnings per share: | | | |
| Basic—as reported | $ 4.09 | $ 4.22 | $ 3.25 |
| Basic—pro forma | 3.92 | 4.06 | 3.12 |
| Diluted—as reported | 4.03 | 4.14 | 3.16 |
| Diluted—pro forma | 3.86 | 3.99 | 3.03 |

***Income Taxes.*** Provisions for federal and state income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. ATK establishes reserves for income tax contingencies when, despite the belief that ATK's tax return positions are fully supportable, there remain certain positions that are likely to be challenged and possibly disallowed by the tax authorities. The tax provision and related accruals include the impact of such reasonably estimable losses and changes to the reserves that are considered appropriate. To the extent the probable tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of the change.

***Financial Instruments and Hedging.*** ATK uses interest rate swaps to manage interest costs and the risk associated with changing interest rates. ATK does not hold or issue derivative financial instruments for trading purposes. Derivatives which are used for hedging purposes must be designated as, and effective as, a hedge of identified risk exposure at the inception of the derivative contract. Prior to the application of SFAS 133, financial instruments designated as cash-flow hedges were not recorded in the financial statements, but cash flows from such contracts were recorded as adjustments to earnings as the hedged items affected earnings.

***Earnings Per Share Data.*** Basic earnings per share (EPS) is computed based upon the weighted-average number of common shares outstanding for each period. Diluted EPS is computed based on the weighted average number of common shares and common equivalent shares. Common equivalent shares represent the effect of stock options (see Note 12) during each period presented, which, if exercised,

**1. Summary of Significant Accounting Policies (Continued)**

would have a dilutive effect on earnings per share. In computing EPS for fiscal 2005, 2004, and 2003, earnings, as reported for each respective period, is divided by (in thousands):

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Basic EPS shares outstanding | 37,576 | 38,447 | 38,283 |
| Dilutive effect of stock options | 569 | 729 | 1,061 |
| Diluted EPS shares outstanding | 38,145 | 39,176 | 39,344 |
| Stock options excluded from the calculation of diluted EPS because the option exercise price was greater than the average market price of the common shares | 494 | 888 | 42 |

***Comprehensive Income.*** Comprehensive income is a measure of all changes in shareholders' equity except those resulting from investments by and distributions to owners. The components of comprehensive income for fiscal 2005, 2004, and 2003 are as follows:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net income | $153,540 | $162,305 | $ 124,287 |
| Other comprehensive income (OCI): | | | |
| Change in fair value of derivatives, net of income taxes of $(5,562), $(2,642), and $7,141 | 9,076 | 3,924 | (11,264) |
| Minimum pension liability, net of income taxes of $3,298, $9,795, and $141,400 | (5,382) | (20,845) | (220,403) |
| Change in fair value of available-for-sale securities, net of income taxes of $(247), $(88), and $1,117 | 403 | 112 | (1,089) |
| Total other comprehensive income (loss) | 4,097 | (16,809) | (232,756) |
| Total comprehensive income (loss) | $157,637 | $145,496 | $(108,469) |

***New Accounting Pronouncements.***

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standard (SFAS) No. 123, *Share Based Payment* (SFAS No. 123R). This Statement supercedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, which resulted in no stock-based employee compensation cost related to stock options if the options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123R requires recognition of employee services provided in exchange for a share-based payment based on the grant date fair market value. In April 2005 the required effective date of SFAS No. 123R was deferred to the fiscal year beginning after June 15, 2005. As of the effective date, this Statement applies to all new awards granted as well as awards modified, repurchased, or cancelled. Additionally, compensation cost for stock-based awards that has not previously been recognized will be recognized as the remaining service is rendered. ATK plans to apply SFAS No. 123R prospectively as of April 1, 2006. ATK is in the process of determining the potential impact on its consolidated financial statements upon adoption.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**1. Summary of Significant Accounting Policies (Continued)**

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs*. This Statement requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges. The Statement also requires that fixed production overhead be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by ATK beginning in fiscal 2007. ATK is in the process of determining the impact adoption of this Statement may have on its results of operations.

On April 1, 2002, ATK adopted SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. As a result, ATK no longer amortizes goodwill or other intangible assets with indefinite lives. Upon adoption ATK also recorded a one-time gain of $3,830, net of $2,449 in taxes, in fiscal 2003 for the write-off of negative goodwill as a cumulative effect of a change in accounting principle.

*Reclassifications.* Certain reclassifications have been made to the fiscal 2004 and 2003 financial statements to conform to the fiscal 2005 classification. The reclassifications had no impact on income before income taxes, net income, or stockholders' equity.

**2. Acquisitions**

ATK used the purchase method of accounting to account for each of the following acquisitions, and, accordingly, the results of each acquired business are included in ATK's consolidated financial statements since the date of each acquisition. The purchase price for each acquisition was allocated to the acquired assets and liabilities based on fair value. The excess purchase price over estimated fair value of the net assets acquired was recorded as goodwill.

On September 23, 2004, ATK acquired the PSI Group, which includes Pressure Systems Inc., Programmed Composites Inc., and Able Engineering Company, Inc. for $164,198 in cash. The PSI Group is a leader in the design and manufacture of components for military and commercial space-based applications, including global positioning, navigation and communication satellites, satellite bus structures, struts, reflectors and deployable mast booms. ATK believes that the acquisition strengthens ATK's advanced space systems portfolio and positions it to capture emerging opportunities in spacecraft integration and satellite technology. ATK expects to increase its content on space missions while expanding into new advanced space technology roles. The PSI Group employs approximately 350 people. The PSI Group is included in the Advanced Propulsion and Space Systems segment. The purchase price allocation for the PSI Group has not yet been completed pending final valuation of acquired assets. None of the goodwill generated in this acquisition will be deductible for tax purposes.

During fiscal 2004, ATK made the following two acquisitions:

- On March 15, 2004, ATK acquired Mission Research Corporation (MRC) for $215,000 in cash and now operates the company as a separate segment under the name ATK Mission Research which is reported in "corporate" or "corporate and other" in the tables within Note 14. ATK Mission Research is a leader in the development of advanced technologies that address emerging national security and homeland defense requirements. ATK believes that the acquisition of ATK Mission Research is a strategic transaction that gives ATK an advanced aerospace and defense technology pipeline spanning concept development to full-scale production. ATK Mission Research has a reputation as a national asset in such areas as directed energy, electro-optical and infrared sensors, aircraft sensor integration, high-performance antennas and radomes, advanced signal processing,

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**2. Acquisitions (Continued)**

and specialized composites. Each of these areas is attractive in its own right, but of significantly greater potential value when coupled with ATK's precision weapons and energetics capabilities. As of the date of acquisition, ATK Mission Research had approximately 560 employees at 16 facilities in 10 states. The purchase price allocation for ATK Mission Research was finalized in fiscal 2005. None of the goodwill generated in this acquisition will be deductible for tax purposes.

- On November 21, 2003, ATK acquired two businesses, Micro Craft and GASL, from Allied Aerospace for $43,312 in cash. Micro Craft and GASL (now known together as ATK GASL) are leaders in the development of hypervelocity and air-breathing systems for next-generation space vehicles, missiles, and projectiles. ATK believes that the transaction adds leading-edge propulsion and airframe technologies for aerospace and defense applications to ATK's portfolio. Micro Craft is located in Tullahoma, TN, and GASL is located in Ronkonkoma, NY. ATK GASL is included in the Advanced Propulsion and Space Systems segment. The purchase price allocation for ATK GASL was finalized in fiscal 2005. Goodwill related to Micro Craft of approximately $16,000 is not deductible for tax purposes, while the goodwill related to GASL of approximately $18,000 is deductible.

During fiscal 2003, ATK acquired the following three entities for an aggregate cost of $144,996, which was paid in cash:

- the assets of the ordnance business of The Boeing Company (now known as ATK Gun Systems, which is included in the Ammunition segment), on May 31, 2002,
- the assets of Science and Applied Technology, Inc. (now known as ATK Missile Systems, which is included in the Precision Systems segment), on October 25, 2002, and
- the stock of Composite Optics, Inc. (COI, which is included in the Advanced Propulsion and Space Systems segment), on January 8, 2003.

Goodwill recognized in those three transactions totaled $134,543, of which $39,209 was assigned to the Precision Systems segment and $57,472 was assigned to the Ammunition segment. The remaining $37,862 was assigned to the Advanced Propulsion and Space Systems segment. Of the $134,543 of goodwill, $94,210 is deductible for tax purposes. The purchase price allocations for ATK Gun Systems, ATK Missile Systems, and COI were considered complete as of March 31, 2003.

Pro forma information on results of operations for fiscal 2005 and 2004, as if all of the fiscal 2005 and fiscal 2004 acquisitions had occurred on April 1, 2003, are as follows (unaudited):

| | Years Ended March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Sales | $2,851,485 | $2,587,634 |
| Net Income | 155,982 | 163,756 |
| Basic Earnings Per Share: | | |
| Net income | 4.15 | 4.26 |
| Diluted Earnings Per Share: | | |
| Net income | 4.09 | 4.18 |

The pro forma information is not necessarily indicative of the results of operations as they would have been had the acquisitions actually occurred on the assumed acquisition date.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

### 3. Receivables

Receivables, including amounts due under long-term contracts (contract receivables), are summarized as follows:

| | March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Contract receivables: | | |
| Billed receivables | $293,539 | $230,062 |
| Unbilled receivables | 328,498 | 295,377 |
| Other receivables | 4,674 | 3,409 |
| Total current receivables | $626,711 | $528,848 |

Receivable balances are shown net of customer progress payments received of $210,939 as of March 31, 2005 and $183,586 as of March 31, 2004. Receivable balances are shown net of allowances for doubtful accounts of $5,315 as of March 31, 2005 and $3,278 as of March 31, 2004.

Unbilled receivables represent the balance of recoverable costs and accrued profit, comprised principally of revenue recognized on contracts for which billings have not been presented to the customer because the amounts were earned but not contractually billable as of the balance sheet date. These amounts include expected additional billable general overhead costs and fees on flexibly priced contracts awaiting final rate negotiations, and are generally billable and collectible within one year.

### 4. Property, Plant, and Equipment

Property, plant, and equipment is stated at cost and depreciated over estimated useful lives. Machinery and test equipment is depreciated using the double declining balance method at most of ATK's subsidiaries, and using the straight-line method at other facilities. Other depreciable property is depreciated using the straight-line method. Machinery and equipment are depreciated over three to 18 years and buildings and improvements are depreciated over five to 40 years. Depreciation expense was $71,138 in fiscal 2005, $63,923 in fiscal 2004, and $61,066 in fiscal 2003.

ATK periodically reviews property, plant, and equipment for impairment. When such an impairment is identified, it is recorded as a loss in that period.

Property, plant, and equipment consists of the following:

| | March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Land | $ 25,015 | $ 21,491 |
| Buildings and improvements | 215,885 | 198,780 |
| Machinery and equipment | 634,020 | 593,701 |
| Property not yet in service | 41,438 | 36,429 |
| Gross property, plant, and equipment | 916,358 | 850,401 |
| Less accumulated depreciation | (460,048) | (384,615) |
| Net property, plant, and equipment | $ 456,310 | $ 465,786 |

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 5. Goodwill and Deferred Charges and Other Non-Current Assets

In accordance with SFAS No. 142, ATK tests goodwill for impairment on an annual basis or upon the occurrence of events that may indicate possible impairment. Goodwill impairment testing under SFAS No. 142 is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. ATK estimates the fair values of the related operations using discounted cash flows. If the fair value is determined to be less than the carrying value, a second step would be performed to determine the amount of impairment. SFAS No. 142 requires that goodwill be tested as of the same date every year; ATK's annual testing date is the first day of its fourth fiscal quarter. ATK has not had to record any goodwill impairment charges under SFAS No. 142.

The changes in the carrying amount of goodwill by segment were as follows:

| | ATK Thiokol | Ammunition | Precision Systems | Advanced Propulsion & Space Systems | Other | Total |
|---|---|---|---|---|---|---|
| Balance at April 1, 2003 | $462,964 | $171,748 | $74,295 | $130,886 | | $ 839,893 |
| Acquisitions | | | | 40,538 | $184,971 | 225,509 |
| Adjustments | (268) | 610 | (55) | (1,978) | | (1,691) |
| Balance at March 31, 2004 | 462,696 | 172,358 | 74,240 | 169,446 | 184,971 | 1,063,711 |
| Acquisition | | | | 129,000 | | 129,000 |
| Adjustment | (834) | (1,021) | | (7,179) | (29,271) | (38,305) |
| Balance at March 31, 2005 | $461,862 | $171,337 | $74,240 | $291,267 | $155,700 | $1,154,406 |

The fiscal 2005 acquisition within the Advanced Propulsion and Space Systems segment was the PSI Group. The fiscal 2005 adjustments within the ATK Thiokol and Ammunition segments were due to adjustments of deferred income taxes related to previous acquisitions. The fiscal 2005 adjustments within Other were primarily due to the recording of intangible assets and adjustments of deferred income taxes for ATK Mission Research. The fiscal 2005 adjustments to the Advanced Propulsion and Space Systems segment were primarily related to the recording of intangible assets for ATK GASL and adjustments of deferred income taxes for ATK GASL and prior acquisitions.

The fiscal 2004 adjustments within each segment were due to adjustments of deferred income taxes and resolution of contingencies related to acquisitions made prior to fiscal 2004. The fiscal 2004 acquisition within the Advanced Propulsion and Space Systems segment was ATK GASL. The fiscal 2004 acquisition within Other was ATK Mission Research.

Deferred charges and other non-current assets consists of the following:

| | March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Gross debt issuance costs | $ 31,145 | $ 24,809 |
| Less accumulated amortization | (9,255) | (4,555) |
| Net debt issuance costs | 21,890 | 20,254 |
| Other intangible assets | 144,770 | 72,299 |
| Environmental remediation receivable | 27,958 | 17,191 |
| Other non-current assets | 14,904 | 17,603 |
| Total deferred charges and other non-current assets | $209,522 | $127,347 |

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**5. Goodwill and Deferred Charges and Other Non-Current Assets (Continued)**

Other intangible assets consists primarily of trademarks, patented technology, and brand names of $88,238 and $72,299 as of March 31, 2005 and 2004, respectively, that are not being amortized as their estimated useful lives are considered indefinite. As of March 31, 2005, other intangible assets also include amortizing intangible assets consisting of contracts and customer relationships, as follows:

| | |
|---|---|
| Gross carrying amount | $64,297 |
| Accumulated amortization | (7,765) |
| Net carrying amount | $56,532 |

These assets are being amortized over their estimated useful lives, which range from two to 12 years. Amortization expense related to these assets for fiscal 2005 was $7,765. There was no amortization expense recognized in fiscal 2004 or 2003. ATK expects amortization expense related to these assets over the next five years to be as follows:

| | |
|---|---|
| Fiscal 2006 | $ 9,645 |
| Fiscal 2007 | 9,278 |
| Fiscal 2008 | 9,278 |
| Fiscal 2009 | 6,996 |
| Fiscal 2010 | 6,339 |
| Thereafter | 14,996 |
| | $56,532 |

**6. Other Accrued Liabilities**

The major categories of other current and long-term accrued liabilities are as follows:

| | March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Employee benefits and insurance | $ 42,624 | $ 35,713 |
| Warranty | 13,869 | 14,559 |
| Interest | 16,193 | 10,838 |
| Environmental remediation | 7,899 | 6,709 |
| Other | 55,859 | 39,799 |
| Total other accrued liabilities—current | $136,444 | $107,618 |
| Environmental remediation | $ 50,974 | $ 40,941 |
| Supplemental employee retirement plan | 24,550 | 29,158 |
| Management deferred compensation plan | 26,491 | 24,258 |
| Interest rate swaps | 18,948 | 22,805 |
| Minority interest in joint venture | 7,180 | 6,729 |
| Other | 11,001 | 16,484 |
| Total other long-term liabilities | $139,144 | $140,375 |

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**6. Other Accrued Liabilities (Continued)**

ATK provides product warranties in conjunction with sales of certain products. These warranties entail repair or replacement of non-conforming items. Provisions for warranty costs are generally recorded when the product is shipped and are based on historical information and current trends. The product warranties relate primarily to the commercial launch structures within the ATK Thiokol segment, as well as the Shielder program (within the Precision Systems segment) on which production was completed in fiscal 2000 and which included a ten-year warranty from the date of delivery. The following is a reconciliation of the changes in ATK's product warranty liability during fiscal 2004 and 2005:

| | |
|---|---|
| Balance at April 1, 2003 | $16,242 |
| Payments made | (7) |
| Warranties issued | 970 |
| Changes related to preexisting warranties | (2,646) |
| Balance at March 31, 2004 | 14,559 |
| Payments made | (299) |
| Warranties issued | 1,642 |
| Changes related to preexisting warranties | (2,033) |
| Balance at March 31, 2005 | $13,869 |

**7. Long-Term Debt and Interest Rate Swaps**

As of March 31, 2005 and 2004, long-term debt, including the current portion, consisted of the following:

| | March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Senior Credit Facility dated March 31, 2004: | | |
| Term B Loan due 2011 | $ 266,553 | $ 400,000 |
| Revolving Credit Facility due 2009 | | |
| 8.50% Senior Subordinated Notes due 2011 | 387,492 | 404,294 |
| 2.75% Convertible Senior Subordinated Notes due 2024 | 280,000 | 280,000 |
| 3.00% Convertible Senior Subordinated Notes due 2024 | 200,000 | |
| Total long-term debt | 1,134,045 | 1,084,294 |
| Less current portion | 2,692 | 4,000 |
| Long-term debt | $1,131,353 | $1,080,294 |

On May 5, 2005, ATK entered into an amendment to its $700,000 Senior Credit Facility dated March 31, 2004 (the Senior Credit Facility). Prior to the amendment, the Senior Credit Facility was comprised of a Term B Loan of approximately $266,553 maturing in 2011 and a $300,000 Revolving Credit Facility maturing in 2009. The Term B Loan had an original balance of $400,000 of which ATK paid $130,000 in optional prepayments along with $3,447 of scheduled payments during fiscal 2005. The amendment to the credit agreement was entered into in order to refinance the Term B Loan with the issuance of a new term loan in the amount of $270,000 (the Term A Loan) maturing in 2009. The Term A Loan requires quarterly principal payments of approximately $6,750 through December 2008 and $168,750

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**7. Long-Term Debt and Interest Rate Swaps (Continued)**

in March 2009. Substantially all domestic, tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the Senior Credit Facility. Debt issuance costs of approximately $3,900 are being amortized over the term of the Senior Credit Facility. Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate or a Eurodollar rate plus an applicable margin, which is based on ATK's consolidated total leverage ratio, as defined by the Senior Credit Facility. The weighted average interest rate for the Term B Loan was 4.38% at March 31, 2005. As of March 31, 2005, the interest rate on the Term B Loan was 6.50% per annum after taking into account the related interest rate swap agreements, which are discussed below. The annual commitment fee in effect on the unused portion of ATK's Revolving Credit Facility was 0.50% at March 31, 2005. As of March 31, 2005, ATK had no borrowings against its $300,000 revolving credit facility and had outstanding letters of credit of $67,731, which reduced amounts available on the revolving facility to $232,269. ATK's weighted average interest rate on short-term borrowings was 4.22% during fiscal 2005 and 3.50% during fiscal 2004.

In August 2004, ATK issued $200,000 aggregate principal amount of 3.00% Convertible Senior Subordinated Notes (the 3.00% Convertible Notes) that mature on August 15, 2024. Interest on the 3.00% Convertible Notes is payable on February 15 and August 15 of each year, beginning on February 15, 2005. Starting with the period beginning on August 20, 2014 and ending on February 14, 2015, and for each of the six-month periods thereafter beginning on February 15, 2015, ATK will pay contingent interest during the applicable interest period if the average trading price of the 3.00% Convertible Notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 3.00% Convertible Notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. ATK may redeem some or all of the 3.00% Convertible Notes in cash at any time on or after August 20, 2014. Holders of the 3.00% Convertible Notes may require ATK to repurchase in cash some or all of the 3.00% Convertible Notes on August 15, 2014 and August 15, 2019. Holders may also convert their 3.00% Convertible Notes at a conversion rate of 12.5392 shares of ATK's common stock per $1 principal amount of 3.00% Convertible Notes (a conversion price of $79.75) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.68, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls the 3.00% Convertible Notes for redemption; or (3) upon the occurrence of certain corporate transactions. On October 26, 2004, ATK amended the indenture to require ATK to satisfy 100% of the principal amount of the 3.00% Convertible Notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. If certain fundamental changes occur on or prior to August 15, 2014, ATK will in certain circumstances increase the conversion rate by a number of additional shares of common stock or, in lieu thereof, ATK may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the 3.00% Convertible Notes are convertible into shares of the acquiring or surviving company. These contingently issuable shares are not included in diluted earnings per share because ATK's stock price is below the conversion price. Debt issuance costs of approximately $4,700 are being amortized to interest expense over ten years, the period until the first date on which the holders can require ATK to repurchase the 3.00% Convertible Notes.

In February 2004, ATK issued $280,000 aggregate principal amount of 2.75% Convertible Senior Subordinated Notes (the 2.75% Convertible Notes) that mature on February 15, 2024. Interest on the

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**7. Long-Term Debt and Interest Rate Swaps (Continued)**

2.75% Convertible Notes is payable on February 15 and August 15 of each year, beginning on August 15, 2004. Beginning with the period beginning on August 20, 2009 and ending on February 14, 2010, and for each of the six-month periods thereafter beginning on February 15, 2010, ATK will pay contingent interest during the applicable interest period if the average trading price of the 2.75% Convertible Notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the 2.75% Convertible Notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period. ATK may redeem some or all of the 2.75% Convertible Notes in cash at any time on or after August 20, 2009. Holders of the 2.75% Convertible Notes may require ATK to repurchase in cash some or all of the Convertible Notes on August 15, 2009, February 15, 2014, or February 15, 2019. Holders may also convert their 2.75% Convertible Notes into shares of ATK's common stock at a conversion rate of 12.5843 shares per $1 principal amount of 2.75% Convertible Notes (a conversion price of $79.46) under the following circumstances: (1) when, during any fiscal quarter, the last reported sale price of ATK stock is greater than or equal to 130% of the conversion price, or $103.30, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if ATK calls the 2.75% Convertible Notes for redemption; or (3) upon the occurrence of certain corporate transactions. On October 26, 2004, ATK amended the indenture to require ATK to satisfy 100% of the principal amount of the 2.75% Convertible Notes solely in cash, with any amounts above the principal amount to be satisfied in cash, common stock, or a combination of cash and common stock, at the sole election of ATK. These contingently issuable shares are not included in diluted earnings per share because ATK's stock price is below the conversion price. Debt issuance costs of approximately $8,600 are being amortized to interest expense over five years, the period until the first date on which the holders can require ATK to repurchase the 2.75% Convertible Notes.

In May 2001, ATK issued $400,000 aggregate principal amount of 8.50% Senior Subordinated Notes (the Senior Subordinated Notes) that mature on May 15, 2011. In May 2002, ATK entered into two nine-year interest-rate swaps, with a $100,000 notional value each, and in March 2004 entered into a seven-year swap, with a $200,000 notional value, as discussed below, against the Senior Subordinated Notes). The carrying value of the Senior Subordinated Notes was decreased to $387,492 as of March 31, 2005, and increased to $404,294 as of March 31, 2004, as a result of these swaps. The outstanding Senior Subordinated Notes are general unsecured obligations. Interest on the outstanding Senior Subordinated Notes accrues at a rate of 8.50% per annum and is payable semi-annually on May 15 and November 15 of each year. As of March 31, 2005, the interest rate on the Senior Subordinated Notes was 6.84% after taking into account the related interest rate swap agreements, which are discussed below.

The 3.00% Convertible Notes, the 2.75% Convertible Notes, and the Senior Subordinated Notes rank equal in right of payment with each other and all of ATK's future senior subordinated indebtedness and are subordinated in right of payment to all existing and future senior indebtedness, including the Senior Credit Facility. The outstanding notes are guaranteed on an unsecured basis by substantially all of ATK's domestic subsidiaries. All of these guarantor subsidiaries are 100% owned by ATK. These guarantees are senior subordinated obligations of the applicable subsidiary guarantors.

At March 31, 2005, the carrying amount of the variable-rate debt approximates fair market value, based on current rates for similar instruments with the same maturities. The fair value of the fixed-rate

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**7. Long-Term Debt and Interest Rate Swaps (Continued)**

debt was approximately $953,000, $86,000 more than its carrying value. The fair value was determined based on market quotes for each issuance.

The scheduled minimum loan payments on outstanding long-term debt are as follows:

| | |
|---|---|
| Fiscal 2006 | $ 2,692 |
| Fiscal 2007 | 2,692 |
| Fiscal 2008 | 2,692 |
| Fiscal 2009 | 2,692 |
| Fiscal 2010 | 2,692 |
| Thereafter | 1,120,585 |
| Total | $1,134,045 |

ATK's total debt (current portion of debt and long-term debt) as a percentage of total capitalization (total debt and stockholders' equity) was 62% as of March 31, 2005 and 66% as of March 31, 2004.

ATK's Senior Credit Facility and the indentures governing the Senior Subordinated Notes, the 2.75% Convertible Notes, and the 3.00% Convertible Notes impose restrictions on ATK, including limitations on its ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. In addition, the Senior Credit Facility limits ATK's ability to enter into sale-and-leaseback transactions and to make certain capital expenditures. The Senior Credit Facility also requires that ATK meet and maintain specified financial ratios, including: a maximum interest coverage ratio, a maximum consolidated leverage ratio, and a maximum senior leverage ratio. ATK's ability to comply with these covenants and to meet and maintain the financial ratios may be affected by events beyond its control. Borrowings under the Senior Credit Facility are subject to compliance with these covenants. As of March 31, 2005, ATK was in compliance with the covenants.

ATK has limited amortization requirements under the Senior Credit Facility over the next few years. ATK's other debt service requirements consist principally of interest expense on its long-term debt. Additional cash may be required to repurchase or convert the Convertible Notes under certain circumstances, as discussed above. ATK's short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain and expand production facilities and working capital requirements.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 7. Long-Term Debt and Interest Rate Swaps (Continued)

*Interest Rate Swaps*

ATK uses interest rate swaps to manage interest costs and the risk associated with changing interest rates of long-term debt. ATK does not hold or issue derivative instruments for trading purposes. Derivatives are used for hedging purposes only and must be designated as, and effective as, a hedge of identified risk exposure at the inception of the derivative contract. As of March 31, 2005, ATK had the following interest rate swaps:

| | Notional Amount | Fair Value | Interest Rate | | Maturity Date |
|---|---|---|---|---|---|
| | | | Pay Fixed | Receive Floating | |
| **Cash flow hedges:** | | | | | |
| Amortizing swap | $ 40,000 | $ (511) | 5.25% | 3.09% | December 2005 |
| Amortizing swap | 40,000 | (517) | 5.27% | 3.09% | December 2005 |
| Non-amortizing swap | 100,000 | (6,440) | 6.06% | 3.10% | November 2008 |
| | | (7,468) | | | |
| | | | Receive Fixed | Pay Floating | |
| **Fair value hedges:** | | | | | |
| Non-amortizing swap | 100,000 | (985) | 8.50% | 6.88% | May 2011 |
| Non-amortizing swap | 100,000 | (1,993) | 8.50% | 7.09% | May 2011 |
| Non-amortizing swap | 200,000 | (7,781) | 8.50% | 7.46% | May 2011 |
| Derivative obligation | | (10,759) | | | |
| | | $(18,227) | | | |

In March 2004, ATK entered into a seven-year swap, with a $200,000 notional value, against ATK's Senior Subordinated Notes. This swap agreement involves the exchange of amounts based on a variable rate of six-month LIBOR plus an adder rate of 4.18% over the life of the agreement, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt.

In May 2002, ATK entered into two nine-year swaps, with a $100,000 notional value each, against ATK's Senior Subordinated Notes. In fiscal 2003, ATK re-couponed these swap contracts. The transaction resulted in resetting the interest rate from LIBOR plus 2.3% to LIBOR plus 3.7% and the receipt of $16,750 cash, which is included in other long-term liabilities and is being amortized to reduce interest expense through May 2011.

The fair market value of ATK's interest rate swaps was $(18,227) at March 31, 2005, a decline of $2,253 since March 31, 2004. Of the fair market value of $(18,227), $(18,948) was recorded within other long-term liabilities on the balance sheet, $(1,028) was within other accrued liabilities, and $1,749 was within other current assets.

Cash paid for interest totaled $58,646 in fiscal 2005, $60,964 in fiscal 2004, and $57,017 in fiscal 2003. Cash received for interest totaled $930 in fiscal 2005, $1,060 in fiscal 2004, and $1,429 in fiscal 2003.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 8. Employee Benefit Plans

### Defined Benefit Plans

*Pension Plans.* ATK has noncontributory defined benefit pension plans that cover substantially all employees. The plans provide either pension benefits of stated amounts for each year of credited service, or pension benefits based on employee annual pay levels and years of credited service. ATK funds the plans in accordance with federal requirements calculated using appropriate actuarial methods.

*Postretirement Benefit Plans.* Generally, employees who retired from ATK on or before January 1, 2004 and were are at least age 55 with at least five or ten years of service, depending on pension plan provisions, are entitled to a pre- and/or post-65 healthcare company subsidy and retiree life insurance benefits. The portion of the healthcare premium cost borne by ATK for such benefits is based on the pension plan they are eligible for, years of service, and age at retirement. Generally, employees who retire after January 1, 2004 but before January 1, 2006, will be eligible for a pre-65 company subsidy.

ATK uses a December 31 measurement date for its pension and postretirement benefit plans.

### Obligations and Funded Status

| | Pension Benefits Years Ended March 31 | | Postretirement Benefits Years Ended March 31 | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $1,880,931 | $1,690,445 | $ 360,141 | $ 390,059 |
| Service cost | 40,929 | 38,109 | 1,005 | 604 |
| Interest cost | 113,543 | 113,625 | 18,199 | 22,421 |
| Amendments | (480) | (15,858) | (58,755) | (44,968) |
| Actuarial loss (gain) | 89,740 | 179,277 | (35,823) | 26,884 |
| Benefits paid | (137,728) | (124,667) | (31,154) | (34,859) |
| Benefit obligation at end of year | 1,986,935 | 1,880,931 | 253,613 | 360,141 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | 1,497,641 | 1,282,690 | 57,208 | 51,995 |
| Actual return on plan assets | 172,449 | 285,988 | 2,180 | 4,218 |
| Retiree contributions | | | 11,043 | 8,909 |
| Employer contributions | 57,232 | 53,630 | 27,286 | 35,419 |
| Benefits paid | (137,728) | (124,667) | (42,197) | (43,333) |
| Fair value of plan assets at end of year | 1,589,594 | 1,497,641 | 55,520 | 57,208 |
| Funded status | (397,341) | (383,290) | (198,093) | (302,933) |
| Accrued contribution | 25,000 | 12,000 | 1,405 | 1,713 |
| Unrecognized net actuarial loss | 707,755 | 666,922 | 108,847 | 150,117 |
| Unrecognized prior service benefit | (11,033) | (10,600) | (102,342) | (47,646) |
| Net amount recognized | $ 324,381 | $ 285,032 | $(190,183) | $(198,749) |

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 8. Employee Benefit Plans (Continued)

### Amounts Recognized in the Balance Sheet

| | Pension Benefits | |
|---|---|---|
| | 2005 | 2004 |
| Prepaid benefit cost | $ 126,787 | $ 113,897 |
| Accrued benefit liability | (211,448) | (230,178) |
| Intangible asset | | 951 |
| Accumulated other comprehensive income | 409,042 | 400,362 |
| Net amount recognized | $ 324,381 | $ 285,032 |

The accumulated benefit obligation for all defined benefit pension plans was $1,802,213 as of March 31, 2005 and $1,712,409 as of March 31, 2004.

### Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

| | March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Projected benefit obligation | $1,670,576 | $1,628,795 |
| Accumulated benefit obligation | 1,515,424 | 1,478,230 |
| Fair value of plan assets | 1,278,975 | 1,237,755 |

### Components of Net Periodic Benefit Cost

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | Years Ended March 31 | | | Years Ended March 31 | | |
| | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| Service cost | $ 40,929 | $ 38,109 | $ 31,559 | $ 1,004 | $ 604 | $ 6,197 |
| Interest cost | 113,543 | 113,624 | 111,014 | 18,199 | 22,421 | 25,107 |
| Expected return on plan assets | (149,914) | (151,350) | (162,086) | (3,962) | (3,713) | (3,865) |
| Amortization of unrecognized net loss | 19,970 | 6,425 | 610 | 7,230 | 8,194 | 5,358 |
| Amortization of unrecognized prior service cost | (860) | 4,625 | 2,007 | (5,964) | (4,564) | (2,940) |
| Amortization of unrecognized net transition obligation | | 1 | 14 | | | |
| Net periodic benefit cost (income) before special termination benefits cost / curtailment | 23,668 | 11,434 | (16,882) | 16,507 | 22,942 | 29,857 |
| Special termination benefits cost / curtailment | 7,215 | | | 1,905 | (8,277) | (4,817) |
| Net periodic benefit cost (income) | $ 30,883 | $ 11,434 | $ (16,882) | $18,412 | $14,665 | $25,040 |

During fiscal 2005, ATK recorded a pension settlement expense of $6,402 to recognize the impact of lump sum pension benefits that were paid. ATK also recorded special termination benefits costs in the pension plans of $813 and other postretirement benefit (PRB) plans of $1,905 in connection with the

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**8. Employee Benefit Plans (Continued)**

closure of the Twin Cities Army Ammunition Plant (TCAAP). During fiscal 2004, ATK recognized a curtailment benefit of $8,277 resulting from the elimination of retiree medical subsidies for most future retirees. During fiscal 2003, ATK recognized a curtailment benefit of $4,817 resulting from the elimination of retiree medical subsidies for certain future retirees.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare beginning in 2006 as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least "actuarially equivalent" to Medicare. In May 2004, the Financial Accounting Standards Board issued FASB Staff Position (FSP) No. FAS 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.* FSP 106-2 requires an employer to initially account for any subsidy received under the Act as an actuarial experience gain to the accumulated postretirement benefit obligation (APBO), which would be amortized over future service periods. Future subsidies would reduce service cost each year. FSP 106-2 became effective for ATK during fiscal 2005. ATK believes that one of its other PRB plans is actuarially equivalent to Medicare, but does not believe that the subsidies it may receive under the Act will be significant. Because ATK believes that participation levels in its other PRB plans will decline, the impact of adopting this FSP reduced ATK's APBO by approximately $31,000. The impact to ATK's results of operations in any period is not expected to be significant.

In accordance with SFAS No. 87, *Employer's Accounting for Pensions,* ATK has recognized the minimum liability for underfunded pension plans equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as an intangible asset to the extent of any unrecognized prior service cost, with the remaining balance recorded as a reduction to equity. The minimum pension liability in excess of the unrecognized prior service cost was $409,042 as of March 31, 2005 and $400,362 as of March 31, 2004. The March 31, 2005 balance consists of a pension liability of $409,042, and the March 31, 2004 balance consists of an intangible pension asset of $951 and a pension liability of $401,313. The change in the additional minimum pension liability recognized in other comprehensive income was as follows:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Change in: | | | |
| Intangible assets | $ (951) | $ (9,183) | $ 8,740 |
| Accrued pension benefit costs | (7,729) | (21,457) | (370,543) |
| Total change in additional minimum pension liability | $(8,680) | $(30,640) | $(361,803) |

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**8. Employee Benefit Plans (Continued)**

**Assumptions**

**Weighted-Average Assumptions Used to Determine Benefit Obligations as of March 31**

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| Discount rate | 5.90% | 6.25% | 6.75% | 5.90% | 6.25% | 6.75% |
| Rate of compensation increase: | | | | | | |
| Union | 3.00% | 3.00% | 3.00% | | | |
| Salaried | 3.25% | 3.25% | 3.50% | | | |

**Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended March 31**

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2005 | 2004 | 2003 |
| Discount rate | 6.25% | 6.75% | 7.25% | 6.25% | 6.75% | 7.25% |
| Expected long-term rate of return on plan assets | 9.00% | 9.00% | 9.50% | 6.00%/ 8.00% | 6.00%/ 8.00% | 6.00%/ 8.50% |
| Rate of compensation increase: | | | | | | |
| Union | 3.00% | 3.00% | 3.00% | | | |
| Salaried | 3.25% | 3.50% | 4.00% | | | |

In developing the expected long-term rate of return assumption for pension plans, ATK considers input from its actuaries and other advisors, annualized returns of various major indices over 20-year periods, and ATK's own historical 5-year and 10-year compounded investment returns, which have been in excess of broad equity and bond benchmark indices. The expected long-term rate of return of 9.0% used in fiscal 2005 for pension plans was based on an asset allocation assumption of 70% with equity managers, with an expected long-term rate of return of 10%; 20% with fixed income managers, with an expected long-term rate of return of 7%; and 10% with real estate managers with an expected long-term rate of return of 8%.

In developing the expected long-term rate of return assumption for other PRB plans, ATK considers input from actuaries, historical returns, and annualized returns of various major indices over long periods. As of March 31, 2005, 27% of the assets were held in a 401(h) account held within the pension master trust and are invested in the same manner as the pension assets. The expected long-term rates of returns are based on the weighted average asset allocation between the assets held within the 401(h) and those held in fixed income investments.

**Assumed Health Care Cost Trend Rates at March 31**

| | 2005 | 2004 |
|---|---|---|
| Health care cost trend rate | 8.0% | 9.0% |
| Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) | 5.0% | 5.0% |
| Fiscal year that the rate reaches the ultimate trend rate | 2008 | 2008 |

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 8. Employee Benefit Plans (Continued)

Assumed health care trend rates have a significant effect on the amounts reported for health care plans. A one-percentage point increase or decrease in the assumed health care trend rates would have the following effects:

| | One-Percentage Point Increase | One-Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost | $ 868 | $ (832) |
| Effect on postretirement benefit obligation | 10,601 | (10,095) |

### Plan Assets

*Pension.* ATK's pension plan weighted-average asset allocations at March 31, 2005 and 2004, and the target allocations for fiscal 2006, by asset category are as follows:

| | Target | Actual as of March 31 | |
|---|---|---|---|
| Asset Category | 2006 | 2005 | 2004 |
| Domestic equity securities | 35% | 36% | 43% |
| International equity securities | 20% | 23% | 25% |
| Fixed income investments | 20% | 19% | 22% |
| Other investments | 25% | 22% | 10% |
| Total | 100% | 100% | 100% |

Pension plan assets for ATK are held in a trust and are invested in a diversified portfolio of equity securities, fixed income investments, and other investments (which includes real estate, hedge funds, and cash). ATK's investment objectives for the pension plan assets are to minimize the present value of expected funding contributions and to meet or exceed the rate of return assumed for plan funding purposes over the long term. The nature and duration of benefit obligations, along with assumptions concerning asset class returns and return correlations, are considered when determining an appropriate asset allocation to achieve the investment objectives. ATK regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate. From time to time, the assets within each category may be outside the targeted range by amounts ATK deems acceptable.

Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. The investment goals are (1) to exceed the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk, and (2) to preserve the real purchasing power of assets to meet future obligations. Liability studies are conducted on a regular basis to provide guidance in setting investment goals with an objective to balance risk. Risk targets are established and monitored against acceptable ranges. All investment policies and procedures are designed to ensure that the plans' investments are in compliance with the Employee Retirement Income Security Act. Guidelines are established defining permitted investments within each asset class.

Domestic equity securities include ATK common stock in the amount of approximately $12,900 (0.8% of total plan assets) as of March 31, 2004. There is no ATK common stock included in domestic equity securities as of March 31, 2005.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 8. Employee Benefit Plans (Continued)

*Other Postretirement Benefits.* ATK's other PRB obligations were 22% and 16% pre-funded as of March 31, 2005 and 2004, respectively.

Portions of the assets are held in a 401(h) account held within the pension master trust and are invested in the same manner as the pension assets. Approximately 27% and 28% of the assets were held in the 401(h) account as of March 31, 2005 and 2004, respectively. The remaining assets are in fixed income investments. ATK's investment objective for the other PRB plan assets is the preservation and safety of capital.

### Contributions

ATK expects to contribute approximately $15,000 to its qualified pension plans, approximately $4,100 directly to retirees, and approximately $21,500 to its other postretirement benefit plans in fiscal 2006.

### Expected Future Benefit Payments

The following benefit payments, which reflect expected future service, are expected to be paid in the years ended March 31. The pension benefits will be paid primarily out of the pension trust. The postretirement benefit payments are shown net of the expected subsidy for the Medicare prescription drug benefit under the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

| | Pension Benefits | Postretirement Benefits |
|---|---|---|
| 2006 | $113,300 | $30,700 |
| 2007 | 111,200 | 22,500 |
| 2008 | 111,000 | 21,700 |
| 2009 | 116,700 | 20,800 |
| 2010 | 111,900 | 20,000 |
| 2011 through 2015 | 595,400 | 87,400 |

### *Defined Contribution Plans*

ATK also sponsors a number of defined contribution plans. Participation in one of these plans is available to substantially all employees. The two principal defined contribution plans are 401(k) plans sponsored by ATK to which employees may contribute up to 50% of their pay (subject to limitations). Effective January 1, 2004, the ATK match to these plans depends on a participant's years of service and certain other factors. Participants receive either:

- a matching contribution of 100% of the first 3% of the participant's contributed pay plus 50% of the next 2% (or, in certain cases, 3%) of the participant's contributed pay, or
- a matching contribution of 50% up to 6% of the participant's contributed pay.

Prior to January 1, 2004, most participants received a matching contribution of 50% up to 6% of the participant's contributed pay, while employees hired after January 1, 2003 and employees of acquired companies received a match of 100% of the first 3% of the participant's contributed pay plus 50% of the next 2%. The amount expensed for the ATK contribution to the plans was $20,654 in fiscal 2005, $17,764 in fiscal 2004, and $15,870 in fiscal 2003.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 8. Employee Benefit Plans (Continued)

Approximately 1,690, or 12%, of ATK's employees are covered by collective bargaining agreements.

## 9. Income Taxes

The total income tax provision was allocated as follows:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Income | $66,549 | $55,041 | $ 77,020 |
| Minority interest | (18) | (245) | |
| Cumulative effect of change in accounting principle | | | 2,449 |
| Stockholders' equity, for other comprehensive income | 2,511 | (7,065) | (149,658) |
| Income tax provision | $69,042 | $47,731 | $ (70,189) |

ATK's income tax provision attributable to income consists of:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Current: | | | |
| Federal | $14,924 | $ 5,757 | $39,728 |
| State | 2,694 | 2,773 | 7,720 |
| Deferred | | | |
| Federal | 45,637 | 43,551 | 25,295 |
| State | 3,294 | 2,960 | 4,277 |
| Income tax provision attributable to income | $66,549 | $55,041 | $77,020 |

The items responsible for the differences between the federal statutory rate and ATK's effective rate are as follows:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Statutory federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal impact | 2.5% | 2.3% | 3.1% |
| Extraterritorial income benefit | (1.6)% | (5.9)% | (0.4)% |
| Other (tax benefits) / non-deductible costs, net | (2.2)% | (1.3)% | 4.9% |
| Research and development credit | (3.8)% | (3.9)% | (3.6)% |
| Change in valuation allowance | 0.3% | (0.9)% | |
| Income tax provision attributable to income | 30.2% | 25.3% | 39.0% |

ATK's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal 2005 of 30.2% differs from the federal statutory rate of 35% due to state income taxes and an increase in the valuation allowance, which both increased the rate, and the following items which decreased the rate: extraterritorial income (ETI) exclusion tax benefits, research and development (R&D) tax credits, tax benefits resulting from the settlement of federal and state audit issues and amounts recorded to adjust provision numbers to the returns as filed.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**9. Income Taxes (Continued)**

The tax rate for fiscal 2004 differs from the federal statutory rate due to state income taxes, the ETI benefit, the R&D credit, provision adjustments, the tax benefit from favorable resolution of audit issues, and a decrease in the valuation allowance.

The tax rate for fiscal 2003 reflects a benefit for R&D credit partially offset by tax charges for other permanent non-deductible costs.

Deferred income taxes arise because of differences in the timing of the recognition of income and expense items for financial statement reporting and income tax purposes. As of March 31, 2005 and 2004, the components of deferred tax assets and liabilities were as follows:

| | Years Ended March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Deferred tax assets | $ 390,637 | $ 404,296 |
| Deferred tax liabilities | (364,920) | (309,708) |
| Valuation allowance | (3,242) | (2,543) |
| Net deferred tax assets | $ 22,475 | $ 92,045 |

As of March 31, 2005 and 2004, the deferred tax assets and liabilities resulted from temporary differences related to the following:

| | March 31 | |
|---|---|---|
| | 2005 | 2004 |
| Reserves for employee benefits | $ 118,235 | $ 127,145 |
| Environmental reserves | 9,336 | 9,745 |
| Other reserves | 28,387 | 27,115 |
| Research tax credits | 10,320 | 21,286 |
| Alternative minimum tax credits | 8,135 | 9,242 |
| Other comprehensive income provision | 159,104 | 161,615 |
| Long-term contract method of revenue recognition | (19,783) | (21,269) |
| Property, plant, and equipment | (75,207) | (78,455) |
| Intangible assets | (57,681) | (26,778) |
| Prepaid pension asset | (142,772) | (135,017) |
| Other | (12,357) | (41) |
| Valuation allowance | (3,242) | (2,543) |
| Net deferred income tax asset | $ 22,475 | $ 92,045 |

ATK believes it is more likely than not that the recorded deferred benefits will be realized through the reduction of future taxable income. The valuation allowance of $3,242 at March 31, 2005 relates to certain state net operating loss and credit carryforwards that are not expected to be realized before their expiration. The valuation allowance was increased by $699 during fiscal 2005 because expectations of the amount of state carryforward benefits that will be utilized before expiration was decreased primarily as a result of the decision to move the fuze production operations. Of the valuation allowance, $365 will be allocated to reduce goodwill if the related deferred tax asset is ultimately realized.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**9. Income Taxes (Continued)**

Amounts accrued for potential federal and state tax assessments total $28,892 at March 31, 2005 and $26,633 at March 31, 2004. These accruals relate to federal and state tax issues such as the tax benefits from the ETI tax deduction, the amount of R&D tax credits claimed and other federal and state issues.

IRS examinations have been completed through fiscal 2001 and all tax matters with the IRS have been settled for those years. The IRS exam for fiscal 2002 and 2003 is in process.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from fiscal 2006 through 2011. In return, the Act also provides for a two-year phase-out (except for certain pre-existing binding contracts) of the existing ETI exclusion tax benefit for foreign sales, which the World Trade Organization (WTO) ruled was an illegal export subsidy. ATK expects to be able to continue to claim ETI benefits for the years going forward based on the provisions of the law as written. However, the European Union (EU) believes that the Act fails to adequately repeal the illegal export subsidies because of the transitional provisions and has asked the WTO to review whether these provisions are in compliance with their prior ruling. It is not possible to predict what impact this issue will have on future earnings pending the final resolution of this matter.

On December 21, 2004, the FASB Staff Position (FSP) No. FAS 109-1, *Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004*, was issued. FSP No. FAS 109-1 clarifies that this tax deduction should be accounted for as a special deduction in accordance with SFAS No. 109, *Accounting for Income Taxes*. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the date of enactment. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed, beginning with fiscal 2006. Since tax guidance on the deduction for qualifying domestic production activities is still pending, ATK has been unable to quantify its impact.

The deferred tax assets of $10,320 related to federal and state research tax credit carryforwards and $4,436 of state net operating loss carryforwards expire as follows: $958 in fiscal 2006 through fiscal 2010, $2,206 in fiscal 2011 through fiscal 2015, $2,682 in fiscal 2016 through fiscal 2020, $7,860 in fiscal 2021 through fiscal 2026. The remaining $1,050 as well as alternative minimum tax credits of $8,135 can be carried forward indefinitely.

Income taxes paid, net of refunds, totaled $16,336 in fiscal 2005, $17,187 in fiscal 2004, and $19,579 in fiscal 2003.

**10. Commitments**

ATK leases land, buildings, and equipment under various operating leases, which generally have renewal options of one to five years. Rent expense was $49,396 in fiscal 2005, $43,563 in fiscal 2004, and $35,326 in fiscal 2003.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**10. Commitments (Continued)**

The following table summarizes ATK's contractual obligations and commercial commitments as of March 31, 2005:

| | Total | Payments due by period | | | |
|---|---|---|---|---|---|
| | | Within 1 year | 1-3 years | 3-5 years | After 5 years |
| **Contractual obligations:** | | | | | |
| Long-term debt | $1,134,045 | $ 2,692 | $ 5,384 | $ 5,384 | $1,120,585 |
| Operating leases | 200,265 | 47,634 | 75,458 | 48,601 | 28,572 |
| Pension plan contributions | 202,700 | 13,700 | 112,000 | 77,000 | |
| Total contractual obligations | $1,537,010 | $64,026 | $192,842 | $130,985 | $1,149,157 |
| **Other commercial commitments:** | | | | | |
| Letters of credit | $ 67,731 | $58,934 | $ 8,797 | | |

Pension plan contributions are an estimate of ATK's minimum funding requirements through fiscal 2010 to provide pension benefits for employees based on service provided through fiscal 2005 pursuant to the Employee Retirement Income Security Act, although ATK may make additional discretionary contributions. These estimates may change significantly depending on the actual rate of return on plan assets, discount rates, discretionary pension contributions, and regulatory rules.

ATK currently leases its facility in Magna, Utah from a private party. This facility is used in the production and testing of some of ATK's rocket motors. The current lease extends through September 2007 and may be extended through September 2022 at ATK's sole discretion. The lease requires ATK to surrender the property back to its owner in its original condition. While ATK currently anticipates operating this facility indefinitely, ATK could incur significant costs if ATK were to terminate this lease.

**11. Contingencies**

*Litigation.* From time to time, ATK is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of ATK's business. ATK does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its operating results, financial condition, or cash flows.

On March 12, 2002, a civil action was filed against ATK in the U.S. District Court for the Southern District of California, *National Metal Technologies, Inc. and National Manufacturing Technologies, Inc. v. Alliant Techsystems Inc., et al.*, asserting various claims arising in connection with an agreement under which National Metal Technologies, Inc. (NMT) agreed to supply ATK with ammunition links for small- and medium-caliber ammunition. Specifically, the plaintiffs alleged that they were entitled to damages in excess of $30,000 for alleged breach of contract, violation of the antitrust laws, and tortious interference with prospective economic advantage as a result of ATK's termination of the supply agreement in 2001. ATK denied these allegations and alleged that the agreement was terminated as a result of NMT's default. On March 24, 2005, ATK and NMT agreed to settle the litigation for $6,000. The $6,000 is recorded within other accrued liabilities at March 31, 2005 and was paid in April 2005.

*Environmental Remediation.* ATK's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that ATK owns or

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**11. Contingencies (Continued)**

operates or formerly owned or operated, there is known or potential contamination that ATK is required to investigate or remediate. ATK could incur substantial costs, including remediation costs, fines, and penalties, or third party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

The liability for environmental remediation represents management's best estimate of the present value of the probable and reasonably estimable costs related to known remediation obligations. The receivable represents the present value of the amount that ATK expects to recover, as discussed below. Both the liability and receivable have been discounted to reflect the present value of the expected future cash flows, using a discount rate, net of estimated inflation, of 3.0% and 3.5% as of March 31, 2005 and 2004, respectively. The following is a summary of the amounts recorded for environmental remediation:

| | March 31, 2005 | | March 31, 2004 | |
|---|---|---|---|---|
| | Liability | Receivable | Liability | Receivable |
| Amounts (payable) receivable | $(70,791) | $40,213 | $(58,625) | $25,876 |
| Unamortized discount | 11,918 | (5,907) | 10,975 | (3,745) |
| Present value amounts (payable) receivable | $(58,873) | $34,306 | $(47,650) | $22,131 |

Amounts payable or receivable in periods beyond fiscal 2006 have been classified as non-current on the March 31, 2005 balance sheet. As such, of the $58,873 net liability, $7,899 is recorded within other current liabilities and $50,974 is recorded within other non-current liabilities. Of the $34,306 net receivable, $6,348 is recorded within other current assets and $27,958 is recorded within other non-current assets. As of March 31, 2005, the estimated discounted range of reasonably possible costs of environmental remediation was $58,873 to $97,689.

ATK expects that a portion of its environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

- As part of its acquisition of the Hercules Aerospace Company in fiscal 1995, ATK assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). ATK believes that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify ATK for environmental conditions relating to releases or hazardous waste activities occurring prior to ATK's purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules' representations and warranties. Hercules is not required to indemnify ATK for any individual claims below $50. Hercules is obligated to indemnify ATK for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. ATK is not responsible for conducting any remedial activities with respect to the Kenvil, NJ facility or the Clearwater, FL facility. In accordance with its agreement with Hercules, ATK notified Hercules of all known contamination on federal lands on or before March 31, 2005.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**11. Contingencies (Continued)**

- ATK generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While ATK expects that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, ATK has recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with its agreement with Alcoa, ATK notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, ATK is responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29,000, ATK and Alcoa have agreed to split evenly any amounts between $29,000 and $49,000, and ATK is responsible for any payments in excess of $49,000.
- With respect to the civil ammunition business' facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify ATK for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount's indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30,000, less any other indemnification payments made for breaches of representations and warranties. The third party's obligations, which extend through November 4, 2007, are capped at approximately $125,000, less payments previously made.

ATK cannot ensure that the U.S. Government, Hercules, Alcoa, Blount, or other third parties will reimburse it for any particular environmental costs or reimburse ATK in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. ATK's failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount, or other third parties could have a material adverse effect on its operating results, financial condition, or cash flows. While ATK has environmental management programs in place to mitigate these risks, and environmental laws and regulations have not had a material adverse effect on ATK's operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

At March 31, 2005, the aggregate undiscounted amounts payable for environmental remediation costs, net of expected recoveries, are estimated to be:

| | |
|---|---|
| Fiscal 2006 | $ 1,598 |
| Fiscal 2007 | 2,694 |
| Fiscal 2008 | 642 |
| Fiscal 2009 | 3,484 |
| Fiscal 2010 | 3,504 |
| Thereafter | 18,656 |
| Total | $30,578 |

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 11. Contingencies (Continued)

ATK does not anticipate that resolution of the environmental contingencies in excess of amounts accrued, net of recoveries, will materially affect its future operating results, financial condition, or cash flows. There were no material insurance recoveries related to environmental remediations during fiscal 2005, 2004, or 2003.

*Other Contingencies.* ATK is also subject to a number of other potential risks and contingencies, including the following:

- reductions or changes in NASA or U.S. Government military spending,
- increases in costs, which ATK may not be able to react to due to the nature of its U.S. Government contracts,
- termination of its contracts,
- procurement and other related laws and regulations,
- contract novation,
- intense competition,
- disruptions in the supply of key raw materials and difficulties in the supplier qualification process, as well as increases in prices of raw materials, and
- fires or explosions at any of ATK's facilities.

## 12. Stockholders' Equity

ATK has authorized 5,000,000 shares of preferred stock, par value $1.00, none of which has been issued.

ATK sponsors five stock-based incentive plans, which are the Alliant Techsystems Inc. 1990 Equity Incentive Plan, the 1997 Employee Stock Purchase Plan, the Non-Employee Director Restricted Stock Plan, the Management Compensation Plan, and the 2000 Stock Incentive Plan. ATK has reserved up to 16,089,794 common shares to be granted under these plans. Stock options are granted periodically, at the fair market value of ATK's common stock on the date of grant, and generally vest from one to three years from the date of grant. During fiscal 2004, ATK began issuing options under the 1990 Equity Incentive Plan and the 2000 Stock Incentive Plan with a seven-year term; most grants issued prior to that had a ten-year term. Restricted stock issued to non-employee directors and certain key employees totaled 28,444 shares in fiscal 2005, 10,181 shares in fiscal 2004, and 26,589 shares in fiscal 2003. Restricted shares vest over periods of one to three years from the date of award. As of March 31, 2005, there were also net restricted performance shares of up to 644,756 shares reserved for certain employees, which will vest upon achievement of certain financial performance goals through fiscal 2005.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 12. Stockholders' Equity (Continued)

A summary of ATK's stock option activity is as follows:

| | Years Ended March 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 2,488,204 | $40.23 | 2,128,413 | $35.36 | 2,300,350 | $27.73 |
| Granted | 606,400 | 64.58 | 508,702 | 56.48 | 410,075 | 59.60 |
| Exercised | (801,130) | 27.14 | (124,336) | 22.56 | (543,225) | 21.84 |
| Canceled | (43,372) | 56.88 | (24,575) | 46.10 | (38,787) | 28.54 |
| Outstanding at end of year | 2,250,102 | 51.13 | 2,488,204 | 40.23 | 2,128,413 | 35.36 |
| Options exercisable at year end | 1,145,095 | 41.37 | 1,609,448 | 31.75 | 1,333,950 | 26.19 |
| Weighted average fair value of options granted during the year | | 22.10 | | 20.32 | | 25.17 |

The weighted average fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and represents the difference between fair market value on the date of grant and the estimated market value on the expected exercise date. The following weighted average assumptions were used for grants:

| | Years Ended March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Risk-free rate | 4.0% | 3.5% | 4.0% |
| Expected volatility | 30.4% | 31.2% | 31.9% |
| Expected option life | 5 or 7 years | 5 or 7 years | 7 years |

ATK has assumed an expected option life of five years for options with a seven-year term and seven years for options with a ten-year term.

A summary of stock options outstanding at March 31, 2005 is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Remaining Contractual Life | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| $0 - $14.99 | 32,288 | 1.2 | $10.98 | 32,288 | $10.98 |
| $15 - $24.99 | 157,696 | 3.9 | 18.09 | 157,696 | 18.09 |
| $25 - $34.99 | 219,859 | 4.5 | 26.71 | 219,859 | 26.71 |
| $35 - $44.99 | 120,325 | 2.8 | 41.21 | 120,325 | 41.21 |
| $45 - $54.99 | 409,750 | 6.9 | 50.03 | 315,472 | 48.69 |
| $55 - $64.99 | 874,459 | 6.4 | 58.80 | 261,172 | 58.89 |
| $65 - $74.99 | 435,725 | 6.8 | 66.75 | 38,283 | 67.78 |
| Total | 2,250,102 | 6.0 | $51.13 | 1,145,095 | $41.37 |

In January 2004, ATK's Board of Directors authorized ATK to repurchase up to 2,000,000 shares of its common stock. In February 2004, ATK repurchased 1,320,200 shares for approximately $75,000. ATK repurchased an additional 414,200 shares, at a cost of approximately $25,000, of its common stock in

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**12. Stockholders' Equity (Continued)**

April and May of fiscal 2005. On August 3, 2004, ATK's Board of Directors canceled authorization for the 265,600 shares remaining under the February 2004 authorization and authorized the repurchase of up to 2,000,000 additional shares through March 2006. In February and March of 2005, ATK repurchased 713,900 shares for approximately $50,000. ATK also repurchased 350,800 shares for approximately $25,000 in April 2005. Any additional authorized repurchases would be subject to market conditions and ATK's compliance with its debt covenants. As of March 31, 2005, ATK's debt covenants permit ATK to make "restricted payments" (as defined in ATK's debt covenants) up to $75,000, which among other items, would allow payments for future stock repurchases. On May 5, 2005, ATK entered into an amendment to its Senior Credit Facility, as discussed in Note 7. The amended agreement allows for unlimited "restricted payments" as long as ATK maintains certain debt limits, with an annual limit of $50,000 when those debt limits are not met.

**13. Restructuring Charges**

In fiscal 2004 and 2005, ATK recorded costs for restructuring and related activities, the majority of which were the result of the U.S. Army's announced plans to exit the Twin City Army Ammunition Plant (TCAAP) in Arden Hills, MN. As a result, ATK's management decided to relocate medium-caliber ammunition metal parts manufacturing from TCAAP to ATK's Tactical Systems facility in Rocket Center, WV. The product qualification and start of production for the primary medium-caliber ammunition products was completed during fiscal 2005. ATK expects Army approval for the final exit from TCAAP in fiscal 2006. In connection with these restructuring and related activities, ATK recorded costs of approximately $8,000 in fiscal 2004, primarily for employee termination benefits, facility clean-up, and accelerated depreciation. The liability related to these costs as of March 31, 2004 was approximately $6,000. During fiscal 2005 approximately $9,000 was disbursed and an additional $6,700 in costs were recorded (including $2,718 for special termination benefits for pension and other post-retirement benefits (PRB)). Costs were recorded within cost of sales, primarily within the Ammunition segment. The liability related to these costs as of March 31, 2005 was approximately $800 (not including the impact on the pension and other PRB plans). ATK expects minimal additional costs will be recorded related to these restructuring and related activities.

On January 14, 2005, ATK announced its plans to move its fuze production operations from Janesville, WI to Rocket Center, WV. In connection with this move, ATK recorded costs of approximately $5,200 during the fourth quarter of fiscal 2005 related primarily to employee termination benefits and accelerated depreciation. These costs were recorded within cost of sales in the fourth quarter within the Precision Systems segment. The liability related to these costs as of March 31, 2005 was approximately $2,300. ATK also expects to incur additional costs of approximately $5,000 in during the first half of fiscal year 2006 primarily related to additional employee termination benefits, relocation, and facility clean-up costs.

**14. Operating Segment Information**

Effective April 1, 2004 (fiscal 2005), ATK realigned its business operations, forming a new segment, Advanced Propulsion and Space Systems. Following this realignment, and the acquisition of Mission Research Corporation (MRC), ATK has five segments: ATK Thiokol, Ammunition, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research. These operating segments are defined based on the reporting and review process used by ATK's chief executive officer and other management.

- The ATK Thiokol segment is a solid rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials/structures for high temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.
- The Ammunition segment supplies small-caliber military ammunition, medium-caliber ammunition, medium-caliber gun systems, ammunition and rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition-related products.
- The Precision Systems segment develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, and lithium and lithium-ION batteries for military and aerospace applications.
- The Advanced Propulsion and Space Systems segment supplies highly engineered propulsion solutions for missile defense, space, strategic, tactical, and commercial applications, and advanced ordnance and control systems; high-performance structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft, launch vehicles, satellite pressurant and liquid propellant tanks, optical benches, and antenna reflectors; and advanced hypervelocity and air-breathing propulsion systems for aerospace vehicles and weapon systems.
- The ATK Mission Research segment is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites.

Effective May 1, 2005, ATK Gun Systems, which was previously reported within the Precision Systems segment, is now reported within the Ammunition segment. All periods presented have been restated to reflect this change.

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**14. Operating Segment Information (Continued)**

All of ATK's segments derive the majority of their sales from contracts with, and prime contractors to, the U.S. Government. ATK's U.S. Government sales, including sales to U.S. Government prime contractors, during the last three fiscal years were as follows:

| Fiscal | U.S. Government Sales | Percent of sales |
|---|---|---|
| 2005 | $2,186,000 | 78% |
| 2004 | 1,810,000 | 77% |
| 2003 | 1,587,000 | 73% |

No single commercial customer accounted for 10% or more of ATK's total sales during fiscal 2005, 2004, or 2003.

ATK's foreign sales to customers were $194,785 in fiscal 2005, $155,533 in fiscal 2004, and $163,954 in fiscal 2003. Approximately 43% of these sales are in the Precision Systems segment, 32% are in the Ammunition segment, 21% are in the Advanced Propulsion and Space Systems segment, 2% are in the ATK Thiokol segment, and 2% are in the ATK Mission Research segment. Sales to no individual country outside the United States accounted for more than 1% of ATK's sales in fiscal 2005. Substantially all of ATK's assets are held in the United States.

The following summarizes ATK's results by segment:

| | Year Ended March 31, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | ATK Thiokol | Ammunition | Precision Systems | Advanced Propulsion & Space Systems | Corporate and Other | Total |
| Sales: | | | | | | |
| External customers | $845,197 | $888,661 | $517,632 | $392,820 | $ 156,819 | $2,801,129 |
| Intercompany | 4,292 | 17,345 | 44,434 | 44,299 | (110,370) | — |
| Total | 849,489 | 906,006 | 562,066 | 437,119 | 46,449 | 2,801,129 |
| Capital expenditures | 8,964 | 24,708 | 11,283 | 11,877 | 5,768 | 62,600 |
| Depreciation | 28,038 | 13,023 | 9,970 | 10,212 | 9,895 | 71,138 |
| Amortization | 252 | 208 | 258 | 150 | 12,319 | 13,187 |
| Income before interest, income taxes and minority interest | 121,747 | 84,511 | 45,214 | 31,796 | 1,724 | 284,992 |
| Total assets | 865,309 | 602,197 | 241,359 | 468,211 | 838,734 | 3,015,810 |

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

**14. Operating Segment Information (Continued)**

| | Year Ended March 31, 2004 | | | | | |
|---|---|---|---|---|---|---|
| | ATK Thiokol | Ammunition | Precision Systems | Advanced Propulsion & Space Systems | Corporate and Other | Total |
| Sales: | | | | | | |
| External customers | $799,227 | $805,720 | $483,442 | $271,264 | $ 6,540 | $2,366,193 |
| Intercompany | 2,402 | 20,096 | 13,006 | 34,980 | (70,484) | — |
| Total | 801,629 | 825,816 | 496,448 | 306,244 | (63,944) | 2,366,193 |
| Capital expenditures | 15,960 | 19,933 | 8,985 | 11,972 | 1,904 | 58,754 |
| Depreciation | 33,312 | 12,703 | 7,936 | 8,684 | 1,288 | 63,923 |
| Amortization | 851 | 670 | 543 | 333 | 3,598 | 5,995 |
| Income before interest, income taxes and minority interest | 135,959 | 77,851 | 47,392 | 23,210 | (7,349) | 277,063 |
| Total assets | 985,191 | 570,611 | 257,962 | 250,938 | 736,042 | 2,800,744 |

| | Year Ended March 31, 2003 | | | | | |
|---|---|---|---|---|---|---|
| | ATK Thiokol | Ammunition | Precision Systems | Advanced Propulsion & Space Systems | Corporate | Total |
| Sales: | | | | | | |
| External customers | $ 830,289 | $716,430 | $439,595 | $180,098 | $ 5,723 | $2,172,135 |
| Intercompany | 2,809 | 30,897 | 4,451 | 38,028 | (76,185) | — |
| Total | 833,098 | 747,327 | 444,046 | 218,126 | (70,462) | 2,172,135 |
| Capital expenditures | 15,273 | 21,639 | 8,518 | 7,631 | 1,110 | 54,171 |
| Depreciation | 33,752 | 9,846 | 8,628 | 6,558 | 2,282 | 61,066 |
| Amortization | 595 | 1,317 | 1,238 | 520 | 2,398 | 6,068 |
| Income before interest and income taxes | 138,129 | 77,903 | 48,552 | 21,738 | (10,779) | 275,543 |
| Total assets | 1,006,094 | 365,361 | 303,789 | 146,733 | 646,683 | 2,468,660 |

Certain administrative functions are primarily managed by ATK at the corporate headquarters ("Corporate"). Some examples of such functions are human resources, pension and postretirement benefits, corporate accounting, legal, tax, and treasury. Significant assets and liabilities managed at Corporate include those associated with debt, pension and postretirement benefits, environmental liabilities, and income taxes. Pension and postretirement benefit expenses are allocated to each segment based on relative headcount and types of benefits offered in each respective segment. Environmental expenses are allocated to each segment based on the origin of the underlying environmental cost. Transactions between segments are recorded at the segment level, consistent with ATK's financial accounting policies. Intercompany balances and transactions involving different segments are eliminated at ATK's consolidated financial statements level. These eliminations are shown above in "Corporate" or "Corporate and Other".

(Amounts in thousands except share and per share data and unless otherwise indicated) (Continued)

## 15. Quarterly Financial Data (Unaudited)

Quarterly financial data is summarized as follows:

| | Fiscal 2005 Quarter Ended | | | |
|---|---|---|---|---|
| | July 4 | October 3 | January 2 | March 31 |
| Sales | $644,395 | $673,050 | $684,493 | $799,191 |
| Gross profit | 112,838 | 120,578 | 137,810 | 159,976 |
| Net income | 27,574 | 29,898 | 47,848 | 48,220 |
| Earnings per share: | | | | |
| Basic earnings per share | 0.74 | 0.80 | 1.27 | 1.28 |
| Diluted earnings per share | 0.72 | 0.78 | 1.25 | 1.26 |

| | Fiscal 2004 Quarter Ended | | | |
|---|---|---|---|---|
| | June 29 | September 28 | December 28 | March 31 |
| Sales | $559,138 | $566,551 | $563,817 | $676,687 |
| Gross profit | 121,095 | 119,604 | 123,711 | 126,127 |
| Net income | 32,904 | 36,647 | 41,857 | 50,897 |
| Earnings per share: | | | | |
| Basic earnings per share | 0.85 | 0.95 | 1.08 | 1.34 |
| Diluted earnings per share | 0.84 | 0.93 | 1.06 | 1.31 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

As of March 31, 2005, ATK's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of ATK's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have concluded that ATK's disclosure controls and procedures are effective in timely alerting them to material information required to be disclosed by ATK in reports that ATK files or submits under the Securities Exchange Act of 1934 .

### Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2005, there was no change in ATK's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, ATK's internal control over financial reporting.

### Management's Report on Internal Control over Financial Reporting

The management of ATK prepared and is responsible for the consolidated financial statements and all related financial information contained in this Form 10-K. This responsibility includes establishing and maintaining adequate internal control over financial reporting. ATK's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, ATK designed and implemented a structured and comprehensive assessment process to evaluate its internal control over financial reporting. The assessment of the effectiveness of ATK's internal control over financial reporting was based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors ATK's internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on its assessment, management has concluded that ATK's internal control over financial reporting is effective as of March 31, 2005.

Deloitte & Touche LLP issued an audit report dated May 23, 2005, concerning management's assessment of ATK's internal control over financial reporting, which is contained in this Form 10-K. ATK's consolidated financial statements as of and for the year ended March 31, 2005, have been audited by the independent registered public accounting firm of Deloitte & Touche LLP in accordance with standards of the Public Company Accounting Oversight Board (United States).

/s/ Daniel J. Murphy
Chairman of the Board, President, and Chief Executive Officer

/s/ Eric S. Rangen
Executive Vice President and Chief Financial Officer

May 23, 2005

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders of Alliant Techsystems Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Alliant Techsystems Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2005 of the Company and our report dated May 23, 2005 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
May 23, 2005

## ITEM 9B. OTHER INFORMATION

None.

## PART III

The information required by Item 10, other than the information presented below, as well as the information required by Items 11 through 14 is incorporated by reference from ATK's definitive Proxy Statement pursuant to General Instruction G(3) to Form 10-K. ATK will file its definitive Proxy Statement pursuant to Regulation 14A by June 30, 2005.

## ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding ATK's directors is incorporated by reference from the section entitled *Proposal 1—Election of Directors* in ATK's Proxy Statement for the 2005 Annual Meeting of Stockholders. Information regarding ATK's executive officers is set forth under the heading *Executive Officers* in Item 1 of Part I of this Form 10-K and is incorporated by reference in this Item 10. Information regarding ATK's Audit Committee, including the Audit Committee's financial expert, is incorporated by reference from the section entitled *Corporate Governance—Duties of the Committees—Audit Committee* in the 2005 Proxy Statement. Since the date of ATK's 2004 Proxy Statement, there have been no material changes to the procedures by which security holders may recommend nominees to ATK's Board of Directors. Information about compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the section entitled *Section 16(a) Beneficial Ownership Reporting Compliance* in the 2005 Proxy Statement.

Information regarding ATK's code of ethics (ATK's *Business Ethics Code of Conduct*), which ATK has adopted for all directors, officers and employees, is incorporated by reference from the section entitled *Corporate Governance—Business Ethics Code of Conduct* in the 2005 Proxy Statement.

## ITEM 11. EXECUTIVE COMPENSATION

Information about compensation of ATK's named executive officers is incorporated by reference from the section entitled *Executive Compensation* in the 2005 Proxy Statement, with the exception of the subsection of *Executive Compensation* under the heading *Report of the Personnel and Compensation Committee of the Board on Executive Compensation*, which subsection is not incorporated by reference. Information about compensation of ATK's directors is incorporated by reference from the section entitled *Corporate Governance—Compensation of Directors* in the 2005 Proxy Statement.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management is incorporated by reference from the section entitled *Security Ownership of Certain Beneficial Owners and Management* in the 2005 Proxy Statement. Information regarding securities authorized for issuance under equity compensation plans is set forth under the heading *Equity Compensation Plan Information* in Item 5 of Part II of this Form 10-K and is incorporated by reference in this Item 12.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information about principal accounting fees and services as well as related pre-approval policies is incorporated by reference from the section entitled *Fees Paid to Independent Registered Public Accounting Firm* in the 2005 Proxy Statement.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

**(a) Documents filed as part of this Report**

**1. Financial Statements**

The following is a list of all of the Consolidated Financial Statements included in Item 8 of Part II:



**2. Financial Statement Schedules**

All schedules are omitted because of the absence of the conditions under which they are required or because the information required is shown in the financial statements or notes thereto.

**3. Exhibits**

See Exhibit Index at the end of this Report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANT TECHSYSTEMS INC.

Date: May 24, 2005

By: /s/ ERIC S. RANGEN
Name: Eric S. Rangen
Title: *Executive Vice President and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title |
|---|---|
| /s/ DANIEL J. MURPHY<br>Daniel J. Murphy | Chairman of the Board, President, and Chief Executive Officer (principal executive officer) |
| /s/ ERIC S. RANGEN<br>Eric S. Rangen | Executive Vice President and Chief Financial Officer (principal financial and accounting officer) |
| *<br>Frances D. Cook | Director |
| *<br>Gilbert F. Decker | Director |
| *<br>Ronald R. Fogleman | Director |
| *<br>Jonathan G. Guss | Director |
| *<br>David E. Jeremiah | Director |
| *<br>Roman Martinez IV | Director |
| *<br>Robert W. RisCassi | Director |
| *<br>Michael T. Smith | Director |
| *<br>William G. Van Dyke | Director |

Date: May 24, 2005

*By: /s/ KEITH D. ROSS
Name: Keith D. Ross
*Attorney-in-fact*

**ALLIANT TECHSYSTEMS INC.**

**FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2005**

**EXHIBIT INDEX**

The following exhibits are filed electronically with this report unless the exhibit number is followed by an asterisk (*), in which case the exhibit is incorporated by reference from the document listed. The applicable Securities and Exchange Commission File Number is 1-10582 unless otherwise indicated. Exhibit numbers followed by a pound sign (#) identify exhibits that are either a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K. Excluded from this list of exhibits, pursuant to Paragraph (b) (4) (iii) (A) of Item 601 of Regulation S-K, may be one or more instruments defining the rights of holders of long-term debt of the Registrant. The Registrant hereby agrees that it will, upon request of the Securities and Exchange Commission, furnish to the Commission a copy of any such instrument.

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 3(i).1* | Restated Certificate of Incorporation of the Registrant, effective July 20, 1990, including Certificate of Correction effective September 21, 1990 (Exhibit 3.1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 10, 2001, File No. 333-67316 (the "Form S-4")). |
| 3(i).2* | Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant, effective September 28, 1990 (Exhibit 3.2 to the Form S-4). |
| 3(i).3* | Certificate of Amendment of Restated Certificate of Incorporation, effective August 8, 2001 (Exhibit 3.3 to the Form S-4). |
| 3 (i).4* | Certificate of Amendment of Restated Certificate of Incorporation, effective August 7, 2002 (Exhibit 3(i).4 to Form 10-Q for the quarter ended June 29, 2003). |
| 3(ii).1* | By-Laws, as amended through March 19, 2002 (Exhibit 3(ii) to Form 8-K dated March 21, 2002). |
| 4.1 | Form of Certificate for common stock, par value $.01 per share. |
| 4.2* | Rights Agreement, dated as of May 7, 2002, by and between the Registrant and LaSalle Bank National Association, as rights agent (Exhibit 4.1 to the Registrant's Form 8-A filed on May 14, 2002). |
| 4.3.1* | Indenture, dated as of May 14, 2001, between the Registrant and BNY Midwest Trust Company, as trustee, 8.50% Senior Subordinated Notes due 2011 (Exhibit 4.1 to the Form S-4). |
| 4.3.2* | First Supplemental Indenture, dated as of December 19, 2001, among the Registrant, its subsidiaries and BNY Midwest Trust Company, 8.50% Senior Subordinated Notes due 2011 (Exhibit 4 to Form 10-Q for the quarter ended December 30, 2001). |
| 4.3.3* | Second Supplemental Indenture, dated as of April 5, 2002, among the Registrant, its subsidiaries and BNY Midwest Trust Company, 8.50% Senior Subordinated Notes due 2011 (Exhibit 4.3.3 to the Registrant's Form 10-K for the year ended March 31, 2002 ("the Fiscal 2002 Form 10-K")). |

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
| --- | --- |
| 4.3.4* | Third Supplemental Indenture, dated as of June 6, 2002, among the Registrant, its subsidiaries and BNY Midwest Trust Company, 8.50% Senior Subordinated Notes due 2011 (Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended June 30, 2002). |
| 4.3.5* | Fourth Supplemental Indenture, dated as of August 20, 2003, among the Registrant, its subsidiaries and BNY Midwest Trust Company, 8.50% Senior Subordinated Notes due 2011 (Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended September 28, 2003). |
| 4.3.6* | Fifth Supplemental Indenture, dated as of February 9, 2004, among the Registrant, its subsidiaries and BNY Midwest Trust Company, 8.50% Senior Subordinated Notes due 2011 (Exhibit 4.3.6 to the Registrant's Form 10-K for the year ended March 31, 2004 ("the Fiscal 2004 Form 10-K"). |
| 4.3.7* | Sixth Supplemental Indenture, dated as of June 4, 2004, among the Registrant, its subsidiaries and BNY Midwest Trust Company, 8.50% Senior Subordinated Notes due 2011 (Exhibit 4.1 to Form 10-Q for the quarter ended July 4, 2004). |
| 4.4* | Registration Rights Agreement, dated as of February 19, 2004, among the Registrant and Banc of America Securities LLC, Credit Lyonnais Securities (USA) Inc., BNY Capital Markets, Inc. and NatCity Investments, Inc. |
| 4.5.1* | Indenture, dated as of February 19, 2004, among the Registrant and BNY Midwest Trust Company, an Illinois trust company, as trustee, 2.75% Convertible Senior Subordinated Notes due 2024 (Exhibit 4.5 to the Fiscal 2004 Form 10-K). |
| 4.5.2* | First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of February 19, 2004 among Alliant Techsystems, Inc., as Issuer, Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee (Exhibit 4.3 to Form 10-Q for the quarter ended October 3, 2004). |
| 4.6.1* | Indenture dated as of August 13, 2004 among Alliant Techsystems, Inc., as Issuer, the Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (Exhibit 4.1 to Form 10-Q for the quarter ended October 3, 2004). |
| 4.6.2* | First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among Alliant Techsystems, Inc., as Issuer, Subsidiary Guarantors identified in the Indenture and BNY Midwest Trust Company, as Trustee (Exhibit 4.2 to Form 10-Q for the quarter ended October 3, 2004). |
| 10.1* | Environmental Matters Agreement, dated as of September 24, 1990, between Honeywell Inc. and the Registrant (Exhibit 10.3 to Post-Effective Amendment No. 1, filed October 1, 1990, to the Form 10). |
| 10.2.1* | Environmental Agreement, dated as of October 28, 1994, between the Registrant and Hercules Incorporated (Exhibit 10.2.1 to the Registrant's Form 10-K for the year ended March 31, 2003 ("the Fiscal 2003 Form 10-K")). |
| 10.2.2* | Amendment to Environmental Agreement, dated March 15, 1995 (Exhibit 10.2.2 to the Fiscal 2003 Form 10-K). |
| 10.3* | Form of Tax Sharing Agreement between Honeywell Inc. and the Registrant (Exhibit 10.5 to Amendment No. 2, filed September 26, 1990, to the Form 10). |
| 10.4*# | Form of Indemnification Agreement between the Registrant and its directors and officers (Exhibit 10.6 to Amendment No. 1 to the Form 10). |
| 10.5.1*# | Executive Split Dollar Life Insurance Plan (Exhibit 10.9 to Form 10-K for the fiscal year ended March 31, 1998 ("the Fiscal 1998 Form 10-K")). |

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 10.5.2*# | Executive Life Insurance Agreement (Exhibit 10.9.1 to the Fiscal 1998 Form 10-K). |
| 10.5.3*# | Split Dollar Life Insurance Agreement (Exhibit 10.9.2 to the Fiscal 1998 Form 10-K). |
| 10.6.1*# | Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10 to Form 10-Q for the quarter ended September 27, 1998). |
| 10.6.2*# | Amendment No. 1 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective May 8, 2001 (Exhibit 10.7.2 to the Fiscal 2002 Form 10-K). |
| 10.6.3*# | Amendment No. 2 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective March 19, 2002 (Exhibit 10.7.3 to the Fiscal 2002 Form 10-K). |
| 10.6.4*# | Amendment No. 3 to Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan effective October 29, 2002 (Exhibit 10.6.4 to the Fiscal 2004 Form 10-K). |
| 10.6.5*# | Form of Non-Qualified Stock Option Agreement under the Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10.1 to the Form 8-K dated February 4, 2005). |
| 10.6.6*# | Form of Performance Share Agreement under the Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10.2 to the Form 8-K dated February 4, 2005). |
| 10.6.7*# | Form of Restricted Stock Agreement under the Amended and Restated Alliant Techsystems Inc. 1990 Equity Incentive Plan (Exhibit 10.1 to the Form 8-K dated May 6, 2005). |
| 10.7*# | Alliant Techsystems Inc. Supplemental Executive Retirement Plan, effective January 1, 2003 (Exhibit 10.7 to the Fiscal 2004 Form 10-K). |
| 10.8*# | Alliant Techsystems Inc. Management Compensation Plan effective January 1, 2002 (Exhibit 10.8 to the Fiscal 2004 Form 10-K). |
| 10.9.1*# | Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan effective January 1, 2003, as amended and restated March 18, 2003 (Exhibit 10.9.1 to the Fiscal 2003 Form 10-K). |
| 10.9.2*# | Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (Exhibit 10.9.2 to the Fiscal 2003 Form 10-K). |
| 10.9.3*# | First Amendment to the Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan effective February 2, 2004 (Exhibit 10.9.3 to the Fiscal 2004 Form 10-K). |
| 10.9.4*# | Second Amendment to the Alliant Techsystems, Inc. Nonqualified Deferred Compensation Plan effective July 1, 2004 (Exhibit 10.1 to Form 10-Q for the quarter ended July 4, 2004). |
| 10.10*# | Amended and Restated Non-Employee Director Restricted Stock Plan effective May 4, 2004 (Exhibit 10.10 to the Fiscal 2004 Form 10-K). |
| 10.11*# | Deferred Fee Plan for Non-Employee Directors (as amended and restated November 24, 1992) (Exhibit 10.18 to Form 10-K for the fiscal year ended March 31, 1993). |
| 10.12.1*# | Amendment and Restatement of Alliant Techsystems Inc. Income Security Plan (Exhibit 10.3 to Form 10-Q for quarter ended October 1, 2000). |
| 10.12.2*# | Amendment No. 1 to Amendment and Restatement of Alliant Techsystems Inc. Income Security Plan effective August 7, 2001 (Exhibit 10.16.2 to the Fiscal 2002 Form 10-K). |
| 10.12.3*# | Amendment No. 2 to Amendment and Restatement of Alliant Techsystems Inc. Income Security Plan effective March 19, 2002 (Exhibit 10.16.3 to the Fiscal 2002 Form 10-K). |

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 10.13.1*# | Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Registrant and U.S. Bank National Association (Exhibit 10.20.1 to the Fiscal 1998 Form 10-K). |
| 10.13.2*# | First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Registrant and U.S. Bank National Association (Exhibit 10.17.2 to the Fiscal 2002 Form 10-K). |
| 10.14*# | Employment Agreement between the Registrant and Paul David Miller dated March 30, 2001, as amended and restated as of March 31, 2003 (Exhibit 10.14 to the Fiscal 2003 Form 10-K). |
| 10.15*# | Employment Agreement with Daniel J. Murphy, Jr. dated February 1, 2004 (Exhibit 10.15to the Fiscal 2004 Form 10-K). |
| 10.16* | Compensation arrangement with Nicholas G. Vlahakis, Executive Vice President and Chief Operating Officer, dated August 3, 2004 (Exhibit 10.1 to Form 10-Q for the quarter ended October 3, 2004). |
| 10.17.1* | Credit Agreement, dated as of March 31, 2004, among the Registrant, Bank of America, N.A., as Administrative Agent; the Lenders named therein; Credit Lyonnais New York Branch, as Syndication Agent; The Bank of New York, U.S. Bank National Association, and National City Bank, as Co-Documentation Agents; Banc of America Securities LLC and Credit Lyonnais New York Branch, as Joint Lead Arrangers; and Banc of America Securities LLC, as Sole Bookrunning Manager (the "Credit Agreement") (Exhibit 99.1 to the Registrant's Form 8-K dated April 6, 2004). |
| 10.17.2* | Amendment No. 1 to the Credit Agreement, dated as of May 5, 2005, among ATK, as the Borrower, the Lenders named therein; Bank of America, N.A. ("Bank of America") as Swing Line Lender; Bank of America, Calyon New York Branch (f/k/a Credit Lyonnais New York Branch), U.S. Bank National Association and JPMorgan Chase Bank, as L/C Issuers; and Bank of America, as Administrative Agent for the Lenders (Exhibit 10.2 to the Registrant's Form 8-K dated May 11, 2005). |
| 10.18* | Purchase and Sale Agreement, dated as of October 28, 1994, between the Registrant and Hercules Incorporated (the "Purchase Agreement"), including certain exhibits and certain schedules and a list of schedules and exhibits omitted (Exhibit 2 to Form 8-K dated October 28, 1994). |
| 10.19* | Master Amendment to Purchase Agreement, dated as of March 15, 1995, between the Registrant and Hercules Incorporated, including exhibits (Exhibit 2.2 to Form 8-K dated March 15, 1995). |
| 10.20.1*# | First Amendment and Restatement of 2000 Stock Incentive Plan effective January 23, 2001 (Exhibit 10.25.1 to the Fiscal 2002 Form 10-K). |
| 10.20.2*# | Amendment 1 to First Amendment and Restatement of 2000 Stock Incentive Plan effective April 24, 2001 (Exhibit 10.25.2 to the Fiscal 2002 Form 10-K). |
| 10.20.3*# | Amendment 2 to First Amendment and Restatement of 2000 Stock Incentive Plan effective January 21, 2002 (Exhibit 10.25.3 to the Fiscal 2002 Form 10-K). |
| 10.20.4*# | Amendment 3 to First Amendment and Restatement of Alliant Techsystems, Inc. 2000 Stock Incentive Plan (Exhibit 10.2 to Form 10-Q for the quarter ended October 3, 2004). |
| 10.21*# | Alliant Techsystems Inc. Executive Severance Plan as amended effective April 1, 2004 (Exhibit 10.21 to the Fiscal 2004 Form 10-K). |
| 10.22*# | Description of non-employee Directors' cash compensation (Item 1.01 of Form 8-K dated November 18, 2004). |

| Exhibit Number | Description of Exhibit (and document from which incorporated by reference, if applicable) |
|---|---|
| 10.23*# | Description of performance awards to certain executive officers (Item 1.01 of Form 8-K dated February 4, 2005). |
| 10.24*# | Description of performance goals pursuant to the Registrant's Management Compensation Plan for the Registrant's executive officers for the fiscal year ending March 31, 2006 (Item 1.01 of Form 8-K dated March 18, 2005). |
| 10.25*# | Description of annual cash bonus payments for the fiscal year ended March 31, 2005 and performance awards for the three-year performance period ended March 31 to the Registrant's named executive officers (Item 1.01 of Form 8-K dated May 6, 2005). |
| 10.26*# | Description of retirement arrangement between the Registrant and Donald E. Shaffer (Item 1.01 of Form 8-K dated May 6, 2005). |
| 21 | Subsidiaries of the Registrant as of March 31, 2005. |
| 23 | Consent of Independent Registered Public Accounting Firm. |
| 24 | Power of Attorney. |
| 31.1 | Rule 13a-14a/15d-14(a) Certification of Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Rule 13a-14a/15d-14(a) Certification of Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

# Board of Directors

**Daniel J. Murphy** [2]
Chairman of the Board and
Chief Executive Officer of ATK.

**Frances D. Cook** [3] [4]
Chair, the Ballard Group LLC, an international business consulting firm.

**Gilbert F. Decker** [1] [2]
Business consultant.
Former Executive Vice President, Operations, for Walt Disney Imagineering, a provider of planning, development, and support services to The Walt Disney Company.

**Ronald R. Fogleman** [2] [3]
Chairman and Chief Executive Officer, Durango Aerospace Incorporated, an international aviation consulting firm.

**David E. Jeremiah** [1] [3]
Partner and President, Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm serving the aerospace, defense, telecommunications, and electronics industries.

**Roman Martinez IV** [1] [4]
Independent investor and financial advisor.
Former Managing Director of Lehman Brothers, an investment banking firm.

**Robert W. RisCassi** [2] [3]
Vice President, L-3 Communications, a supplier of communications products and services to the U.S. Government and the aerospace and defense industry.

**Michael T. Smith** [4]
Former Chairman, Hughes Electronics Corporation, a digital entertainment and broadband communications company.

**William G. Van Dyke** [1] [4]
Chairman of the Board, Donaldson Company, Inc., a provider of filtration systems and replacement parts.

(1) Audit Committee
(2) Finance Committee
(3) Nominating and Governance Committee
(4) Personnel and Compensation Committee

# Executive Officers

**Daniel J. Murphy**
Chairman and Chief Executive Officer

**Dianne Deering Anton**
Vice President, Contracts and Strategic Agreements

**Mark W. DeYoung**
Senior Vice President, Ammunition

**Ronald D. Dittemore**
Senior Vice President, ATK Thiokol

**Michael B. Dolby**
President, ATK Mission Research

**John E. Gordon**
Senior Vice President, Washington Operations

**Blake E. Larson**
Senior Vice President, Advanced Propulsion and Space Systems

**Robert J. McReavy**
Vice President and Treasurer

**Mark L. Mele**
Senior Vice President, Corporate Strategy

**Paula J. Patineau**
Senior Vice President, Human Resources and Administrative Services

**John S. Picek**
Vice President and Controller

**Eric S. Rangen**
Executive Vice President and Chief Financial Officer

**Keith D. Ross**
Senior Vice President, General Counsel, and Secretary

**Brian V. See**
Vice President, Mission Assurance

**Nicholas G. Vlahakis**
Executive Vice President and Chief Operating Officer

**Thomas R. Wilson**
Senior Vice President, Precision Systems

**Corporate Headquarters**
5050 Lincoln Drive
Edina, Minnesota 55436
Telephone: 952-351-3000
E-mail: alliant.corporate@atk.com
Internet: www.atk.com

**Annual Meeting of Stockholders**
The Annual Meeting of Stockholders will be held at Corporate Headquarters at 2:00 p.m. on August 2, 2005.

**Common Stock**
ATK common stock is listed on the New York Stock Exchange under ATK and in stock tables under AlliantTech. During FY05, approximately 81 million shares were traded. The stock price ranged from a low of $54.34 to a high of $75.50.

**Independent Registered Public Accounting Firm**
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, Minnesota 55402

**Transfer Agent and Registrar**
Stockholder inquiries should be directed to
Transfer Agent/Registrar
Mellon Investor Services LLC
85 Challenger Rd.
Ridgefield Park, New Jersey 07660
Telephone: 800-851-9677
Internet address:
www.melloninvestor.com

**Investor and Media Inquiries**
Inquiries from investors should be directed to
Steve Wold, Vice President
Investor Relations.
Telephone: 952-351-3056
E-mail: steve_wold@atk.com

Inquiries from the media should be directed to
Bryce Hallowell, Director,
External Communications.
Telephone: 952-351-3087
E-mail: bryce.hallowell@atk.com

**ATK Foundation**
For information on the ATK Foundation and our giving and volunteerism programs, see "About Us" at www.atk.com.

**Certifications**
The certifications of the Chief Executive Officer and the Chief Financial Officer of ATK required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as Exhibits 31.1 and 31.2, respectively, to ATK's Form 10-K for the fiscal year ended March 31, 2005.

As required by the New York Stock Exchange (NYSE) listing standards, an unqualified annual certification indicating compliance with the NYSE corporate governance listing standards was signed by ATK's Chief Executive Officer and submitted to the NYSE on August 26, 2004.

**Forward-Looking Statements**
Certain information discussed in this report regarding corporate strategy, future program developments, production rates, and defense spending constitutes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although ATK believes the expectations in these statements are based on reasonable assumptions, it can give no assurance that they will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected. Among these: unforeseen delays in the Space Shuttle program, changes in government spending, risks in the development and manufacture of advanced technology, budget policies, product sourcing strategies, economic conditions, equity and corporate bond market returns, the competitive environment, the timing of awards and contracts, the outcome of contingencies, including litigation and environmental remediation, program performance and terminations, and financial projections. ATK undertakes no obligation to update any forward-looking statements. For further information on factors that could impact ATK, and statements contained herein, see ATK's filings with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, current reports on Form 8-K, and annual reports on Form 10-K.

The ATK web site at www.atk.com includes biographies of directors and executive officers, as well as information on the company's corporate governance guidelines and the charters of the committees of the Board of Directors.

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